   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 1996

                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                 VISTANA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

         FLORIDA                     6552                    59-3415620
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)
                           8801 VISTANA CENTRE DRIVE
                            ORLANDO, FLORIDA 32821
                                (407) 239-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                        REGISTRANT'S EXECUTIVE OFFICES)

                               ----------------

                            RAYMOND L. GELLEIN, JR.
                             CHAIRMAN OF THE BOARD
                                 VISTANA, INC.
                           8801 VISTANA CENTRE DRIVE
                            ORLANDO, FLORIDA 32821
                                (407) 239-3000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:
     MARSHALL E. EISENBERG, ESQ.                  PETER T. HEALY, ESQ.
      NEAL, GERBER & EISENBERG                    O'MELVENY & MYERS LLP
      TWO NORTH LASALLE STREET                     275 BATTERY STREET
             SUITE 2200                          EMBARCADERO CENTER WEST
       CHICAGO, ILLINOIS 60602               SAN FRANCISCO, CALIFORNIA 94111
           (312) 269-8000                            (415) 984-8833

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                          PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF                      MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE          AMOUNT      OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)    PER SHARE(2)   PRICE(2)       FEE
---------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share........ 6,382,500 shares      $14       $89,355,000   $27,077

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 832,500 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.
(2)Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 31, 1996

                                5,550,000 SHARES

                                     [LOGO]

                                 VISTANA, INC.

                                  COMMON STOCK

  Of the 5,550,000 shares of common stock, par value $0.01 per share ("Common Stock"), of Vistana, Inc. (the "Company"), offered hereby (the "Offering"), 4,625,000 shares are being sold by the Company and 925,000 shares are being sold by the Selling Shareholders named herein. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $12.00 and $14.00 per share of Common Stock. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "VSTN."

  SEE "RISK FACTORS" COMMENCING ON PAGE 11 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                         Underwriting Discounts Proceeds to Proceeds to Selling
                         Price to Public   and Commissions(1)   Company(2)     Shareholders
-----------------------------------------------------------------------------------------------
Per Share...............     $                   $                $               $
Total(3)................   $                   $                $               $
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $2,150,000. The Company has agreed to pay the expenses of the Selling Shareholders, other than Underwriting Discounts and Commissions.
(3) The Company and the Selling Shareholders have collectively granted the Underwriters a 30-day option to purchase up to an additional 832,500 shares of Common Stock (which option is currently contemplated to be satisfied solely by the Selling Shareholders). If the Underwriters exercise this option in full (and all shares of Common Stock subject thereto are sold solely by the Selling Shareholders), the Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Shareholders will total $   , $   , $    and $   , respectively. See
    "Principal and Selling Shareholders" and "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, when, as and if delivered and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the delivery of the certificates representing such shares of Common Stock will be made against payment therefor at the office of Montgomery Securities on or
about    , 1997.

                                  -----------

Montgomery Securities                                          Smith Barney Inc.

                                      , 1997

                [OUTSIDE COVER OF GATEFOLD--GRAPHICS TO FOLLOW]



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, ON THE OPEN MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  EMBASSY VACATION RESORT(R), EMBASSY SUITES(R), HAMPTON VACATION RESORT SM HAMPTON INN(R), HOMEWOOD VACATION RESORT SM AND HOMEWOOD SUITES(R) ARE TRADEMARKS AND SERVICE MARKS OF PROMUS HOTELS, INC. AND OTHER WHOLLY-OWNED SUBSIDIARIES OF PROMUS HOTEL CORPORATION.

  PGA(R) IS A TRADEMARK OF THE PROFESSIONAL GOLFERS' ASSOCIATION OF AMERICA.

  WORLD GOLF VILLAGESM IS A SERVICE MARK OF WORLD GOLF VILLAGE, INC.

                    [INSIDE OF GATEFOLD--GRAPHICS TO FOLLOW]

                    [INSIDE OF GATEFOLD--GRAPHICS TO FOLLOW]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Combined Financial Statements of Vistana, Inc. included elsewhere in this Prospectus. Except where otherwise indicated, the information contained in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option; (ii) assumes that any outstanding options to purchase Common Stock (as defined herein) have not been exercised; (iii) gives effect to the consummation of the Formation Transactions (as defined herein), which will occur concurrently with the completion of the Offering (as defined herein); and (iv) assumes Vacation Ownership Interests (as defined herein) are presented on an annual, as opposed to an alternate-year, basis. Unless the context otherwise requires, the "Company" means Vistana, Inc. and its consolidated subsidiaries following the consummation of the Formation Transactions and includes its corporate and partnership predecessors and partnerships in which the Company owns a controlling interest. Unless otherwise indicated, all vacation ownership industry data contained herein is derived from information prepared by the American Resort Development Association ("ARDA"), the industry's principal trade association. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are predictions only and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated in such forward-looking statements.

                                  THE COMPANY

  Founded in 1980, the Company is a leading developer and operator of timeshare resorts in the United States. The Company's principal operations consist of (i) acquiring, developing and operating timeshare resorts, also known as vacation ownership resorts; (ii) marketing and selling vacation ownership interests in its resorts, which typically entitle the buyer to ownership of a fully-furnished unit for a one-week period on either an annual or alternate-year basis ("Vacation Ownership Interests"); and (iii) providing financing for the purchase of Vacation Ownership Interests at its resorts. The Company currently operates three vacation ownership resorts in Florida with a total of 1,378 units, or 70,278 Vacation Ownership Interests, and is currently constructing a fourth resort at World Golf Village, a destination golf resort and future home of the World Golf Hall of Fame currently under development near St. Augustine, Florida. In addition, the Company has entered into an exclusive joint venture agreement with Promus Hotels, Inc. ("Promus"), a leading hotel company in the United States, for the joint development and operation of vacation ownership resorts in selected North American markets. The Company has also entered into a letter of intent with The Professional Golfers' Association of America ("PGA of America") for the development of golf-oriented vacation ownership resorts.

  The Company opened the first vacation ownership resort in Orlando, Florida, which has become one of the largest vacation ownership markets in the world. During its 16-year history, the Company has sold in excess of $550 million of Vacation Ownership Interests and has an ownership base of over 49,000 owners residing in more than 100 countries. Raymond L. Gellein, Jr., the Chairman and Co-Chief Executive Officer, and Jeffrey A. Adler, the President and Co-Chief Executive Officer, have been employed by the Company since 1980 and 1983, respectively. Under their direction, the Company has focused on creating a values-driven business culture that emphasizes excellence and quality relationships with its employees, customers and business partners. Management believes that these philosophies have been instrumental to the Company's success.

  The quality and customer appeal of the Company's resorts have been recognized through industry awards and by several leading travel publications. The Company's flagship resort, Vistana Resort in Orlando, contains 1,060 units developed in seven phases on a 135-acre landscaped complex featuring swimming pools, tennis courts, restaurants and other recreational amenities. In 1995 and 1996, Conde Nast Traveler magazine selected Vistana Resort as a "Gold List" resort, the only vacation ownership resort to be included as one of the top 500 resorts in the world. Similarly, the most recent Zagat Survey of U.S. Hotels, Resorts & Spas ranked Vistana Resort as one of the top resorts in Orlando, commenting that it contains the "most luxurious villas in Orlando."

Each of the Company's operating resorts is rated as a Gold Crown resort by Resort Condominiums International ("RCI"), the operator of the world's largest Vacation Ownership Interest exchange network, which was recently acquired by HFS Incorporated. The Gold Crown distinction is reserved for approximately the top 14% of the more than 3,000 vacation ownership resorts in the RCI network.

  The vacation ownership industry has experienced substantial growth since 1980. Annual worldwide vacation ownership sales have increased from approximately $490 million in 1980 to approximately $4.76 billion in 1994 (the latest period for which ARDA information is available), with approximately 75% of such sales growth occurring since 1990. Based on other industry information, the Company believes that vacation ownership sales exceeded $5.0 billion in 1995. The Company believes that the growth in the worldwide vacation ownership industry is the result of a number of factors, including (i) increased consumer confidence in the vacation ownership concept resulting from the improved quality of vacation ownership resorts and more effective governmental regulation of the industry; (ii) the entry into the industry by national lodging and hospitality companies; (iii) increased vacation flexibility resulting from the growth of the Vacation Ownership Interest exchange networks; and (iv) consumer recognition of the relative economic benefits of vacation ownership. Approximately 52% of all owners of Vacation Ownership Interests reside in the United States. Still, less than 2% of all United States households own a Vacation Ownership Interest. Approximately 41% of all Vacation Ownership Interest buyers own more than one Vacation Ownership Interest. See "Business--The Vacation Ownership Industry."

  The Company's goal is to maintain and expand its position as a leading developer and operator of vacation ownership resorts in the United States by
(i) continuing sales of Vacation Ownership Interests at the Company's two Orlando-area resorts; (ii) acquiring, developing and selling additional vacation ownership resorts; and (iii) improving operating margins by reducing borrowing costs and reducing general and administrative expenses as a percentage of revenues. In achieving this goal, the Company intends to adhere to its core operating strategies of obtaining extensive access to qualified buyers, promoting sales excellence and delivering memorable vacation experiences to its owners and guests.

  Continuing Sales at the Company's Orlando-Area Resorts. With over 36 million visitors annually, Orlando is one of the most popular vacation destinations in the United States. The Company intends to maintain its position as a leader in the Orlando vacation ownership market by developing and selling an additional 479 units at Vistana Resort, representing an additional 24,429 Vacation Ownership Interests. In addition, the Company plans to continue sales at Oak Plantation Villas by Vistana, a 242-unit former apartment complex located in the Orlando market, which the Company is converting in phases into a vacation ownership resort and which is owned by a partnership in which the Company holds an approximately 67% controlling ownership interest. As of September 30, 1996, Oak Plantation Villas by Vistana had an unsold inventory of approximately 12,342 Vacation Ownership Interests. Current prices for Vacation Ownership Interests at Vistana Resort and Oak Plantation Villas by Vistana range from $7,250 to $16,000, and from $5,800 to $8,500, respectively.

  Acquiring and Developing Additional Resorts. The Company intends to rely on its operating knowledge and new strategic relationships to acquire and develop additional vacation ownership resorts, including the following opportunities:

  . Promus. The Company and Promus have entered into an exclusive five-year agreement (the "Promus Agreement") to jointly acquire, develop, market and operate vacation ownership resorts in North America under Promus' Embassy Vacation Resort, Hampton Vacation Resort and Homewood Vacation Resort brands. Under the Promus Agreement, the Company will be Promus' exclusive joint venture partner for the acquisition, development and operation of vacation ownership resorts in North America and will also have the option of operating vacation ownership resorts on a franchise basis. Promus has agreed that the Company will be the sole franchisee in North America of the Hampton Vacation Resort and Homewood Vacation Resort brands, and one of only two franchisees in North America of the

   Embassy Vacation Resort brand. The Promus Agreement precludes the Company from acquiring or developing vacation ownership resorts with any other multi-hotel brand, but preserves its ability to develop vacation ownership resorts in combination with non-hotel brands (such as PGA of America), to acquire or develop vacation ownership resorts under the Vistana name (other than in certain selected markets agreed to by the parties), and to develop vacation ownership resorts with unique, non-multi-hotel brand hotel properties. Although the Company and Promus are evaluating new resort development opportunities for the joint venture, no commitments have been made for a specific development at this time. However, the parties have agreed to franchise two of the Company's properties subject to the execution of definitive franchise agreements: (i) Oak Plantation Villas by Vistana, which is intended to become the first vacation ownership resort to operate under the Hampton Vacation Resort brand; and
   (ii) a 550-unit resort in Myrtle Beach, South Carolina, which the Company intends to develop on a 40-acre site (the first parcel of which was acquired by the Company in December 1996) and to operate under the Embassy Vacation Resort brand (the "Myrtle Beach Resort"). The Company believes it will benefit from Promus' strong brand recognition, large customer base, marketing capabilities and hospitality management expertise.

  . World Golf Village. In the fall of 1996, the Company commenced construction of the first phase of a 408-unit vacation ownership resort at World Golf Village. Constituting the centerpiece of a planned community under development near St. Augustine, Florida, World Golf Village is a destination resort which will contain the World Golf Hall of Fame, a championship golf course, a golf academy, a hotel and convention center, restaurants, retail facilities and other amenities. The Company holds a 37.5% controlling ownership interest in a limited partnership which has the exclusive rights to develop and market Vacation Ownership Interests at World Golf Village. The Company anticipates that sales of Vacation Ownership Interests at World Golf Village will commence in the spring of 1998 for between $7,500 and $16,000. The Company believes that World Golf Village and the golf industry in general represent attractive opportunities for Company expansion and the development of future vacation ownership resorts.

  . PGA of America. Under a letter of intent with PGA of America, which contemplates a long-term affiliation for the development of future vacation ownership resorts, the Company intends to acquire 25 acres of land adjacent to an existing 36-hole championship golf facility owned by a subsidiary of PGA of America in Port St. Lucie, Florida, for the development of the first PGA Vacation Resort by Vistana. The property, located approximately 40 miles north of Palm Beach Gardens, Florida, is planned to contain approximately 250 units, representing a total of 12,750 Vacation Ownership Interests with an expected price range of $6,000 to $12,000. The Company intends to commence construction of the first phase of this resort during 1997. The Company believes that PGA of America, through its approximately 20,000 golf professionals, will provide strategic marketing opportunities for this resort and any future PGA Vacation Resorts developed by the Company.

  . Vistana Branded Resorts and Acquisition Opportunities. To capitalize on the Vistana brand and reputation, the Company intends to seek other vacation ownership resort development opportunities in selected vacation markets where, among other things, it believes it can obtain effective marketing access to potential customers. In addition, the Company from time to time evaluates opportunities to acquire vacation ownership assets and operating companies that may be integrated into the Company's existing operations. However, the Company currently has no contracts or capital commitments relating to any such acquisitions.

  Improving Operating Margins. The Company intends to improve operating margins by reducing (i) its financing costs by entering into more favorable borrowing agreements and (ii) its general and administrative costs as a percentage of revenues.

  The Company has historically provided financing for approximately 93% of its customers, who are required to make a down payment of at least 10% of the Vacation Ownership Interest's sales price and generally pay the balance of the sales price over a period of seven years. The Company typically borrows from third-party lending institutions in order to finance its loans to Vacation Ownership Interest buyers. As of September 30, 1996, the Company had a portfolio of approximately 21,000 loans to customers totaling approximately $114.2 million ($9.5 million of which were off-balance sheet at September 30, 1996), with an average yield of 14.4% per annum (compared to the Company's weighted average cost of funds of 10.4% per annum). As of September 30, 1996 (i) approximately 3.0% of the Company's customer mortgages receivable were 60 to 120 days past due; and (ii) approximately 5.5% of the Company's customer mortgages receivable were more than 120 days past due and the subject of legal proceedings.

  The Company also provides hospitality management, operations, maintenance and telecommunications services at its resorts. Pursuant to management agreements between the Company and the homeowners' associations at its existing resorts, the Company has sole responsibility and exclusive authority for the day-to-day operation of these resorts. In addition, the Company also provides telecommunications design and installation services for third parties on a limited basis.

                                  THE RESORTS

  The following table sets forth certain information as of September 30, 1996 regarding each of the Company's existing and planned resorts, including location, the date sales of Vacation Ownership Interests commenced (or are expected to commence), the number of existing and total planned units, the number of Vacation Ownership Interests sold at each existing resort since its development by the Company and the number of Vacation Ownership Interests sold in 1996, the average sales price of Vacation Ownership Interests sold in 1996 and the number of Vacation Ownership Interests available for sale currently and after giving effect to planned expansion. The exact number of units ultimately constructed and Vacation Ownership Interests available for sale at each resort may differ from the following planned estimates based on future land use, project development, site layout considerations and customer demand.

                                                                          VACATION
                                                                         OWNERSHIP                 VACATION OWNERSHIP
                                                                         INTERESTS      AVERAGE       INTERESTS AT
                                            DATE SALES  UNITS AT RESORT   SOLD(A)        SALES         RESORTS(A)
                                            COMMENCED/  --------------- ------------     PRICE     -------------------
                                            EXPECTED TO          TOTAL                    IN        CURRENT   PLANNED
        RESORT                LOCATION      COMMENCE(B) CURRENT PLANNED TOTAL  1996     1996(A)    INVENTORY EXPANSION
-----------------------  ------------------ ----------- ------- ------- ------ -----    -------    --------- ---------
Vistana Resort (c)       Orlando, Florida       1980     1,060   1,539  54,314 4,160(d) $10,418(d)   1,648    24,429
Vistana's Beach          Hutchinson Island,
 Club (e)                Florida                1989        76      76   3,864   339    $ 8,331         12         0
Oak Plantation           Kissimmee, Florida
 Villas by Vistana (f)                          1996       242     242       0     0          0     12,342         0
Vistana Resort at        St. Augustine,
 World Golf Village (g)  Florida                1998       --      408     --    --         --         --     20,808
PGA Vacation             Port St. Lucie,
 Resort by Vistana (h)   Florida                1998       --      250     --    --         --         --     12,750
Myrtle Beach Resort (i)  Myrtle Beach,
                         South Carolina         1998       --      550     --    --         --         --     28,050
                                                         -----   -----  ------ -----                ------    ------
                                               TOTAL     1,378   3,065  58,178 4,499                14,002    86,037
                                                         =====   =====  ====== =====                ======    ======

--------
(a) For purposes of calculating Vacation Ownership Interests Sold and Average Sales Price in 1996, data with respect to Vacation Ownership Interests reflects each alternate-year Vacation Ownership Interest Sold as a single Vacation Ownership Interest. For purposes of calculating Vacation Ownership Interests at Resorts, both the Current Inventory and Planned Expansion amounts are based on sales of Vacation Ownership

   Interests on an annual basis only. To the extent these Vacation Ownership Interests are sold on an alternate-year basis, the actual number of Vacation Ownership Interests at Resorts would be increased. The Company sells 51 annual Vacation Ownership Interests (or 102 alternate-year Vacation Ownership Interests) per unit with respect to each calendar year, with one week reserved each year for maintenance of the unit.
(b) Dates listed represent the dates the Company began recording (or expects to begin recording) sales of Vacation Ownership Interests for financial reporting purposes.
(c) Vistana Resort consists of seven development phases, six of which have been completed and one of which is currently under construction. The number of Units at Resort includes (i) 1,060 current existing units; and
     (ii) 479 additional units, some of which are currently under construction and scheduled for completion at various times beginning in the fourth quarter of 1996, representing an additional 24,429 Vacation Ownership Interests (of which no Vacation Ownership Interests have been sold). Figures with respect to this property assume that all units to be constructed will consist of one- and two-bedroom units; however, the actual number of additional Vacation Ownership Interests resulting from planned construction could vary depending upon the configuration of these units.
(d) Includes 1,365 alternate-year Vacation Ownership Interests with an average sales price of $7,419 and 2,795 annual Vacation Ownership Interests with an average sales price of $11,882.
(e) Vistana's Beach Club consists of two buildings containing a total of 76 current existing units, which represent 3,876 Vacation Ownership Interests. The Company's Current Inventory of 12 Vacation Ownership Interests at this resort consists primarily of previously-sold Vacation Ownership Interests that the Company has since reacquired in connection with defaults under customer mortgages. The Company has no plans to build any additional units at this resort.
(f) Oak Plantation Villas by Vistana consists of 242 current existing units, representing 12,342 annual Vacation Ownership Interests. Prior to its acquisition by the Company in June 1996, this property was operated by a third party as a rental apartment complex. The Company commenced conversion of the property into a vacation ownership resort in July 1996. As of December 15, 1996, the conversion of 61 units had been completed. Conversion of the remaining units is anticipated to be completed at various times as the sales pace warrants. The Company currently has no plans to build any additional units at this resort. It is anticipated that Oak Plantation Villas by Vistana will be operated on a franchise basis as the first Hampton Vacation Resort pursuant to the Promus Agreement.
(g) Vistana Resort at World Golf Village will consist of an estimated 408 units, representing an estimated 20,808 Vacation Ownership Interests, of which 102 units, representing 5,202 Vacation Ownership Interests, are currently under construction and scheduled for completion in the spring of 1998. Construction of the remaining 306 additional estimated units, representing an additional estimated 15,606 Vacation Ownership Interests, is expected to commence at various times.
(h) PGA Vacation Resort by Vistana will consist of approximately 250 units, representing an estimated 12,750 Vacation Ownership Interests, and will be constructed by the Company on 25 acres of land which it intends to acquire in approximately three stages. In October 1996, the Company entered into a letter of intent with PGA of America pursuant to which it has agreed (subject to execution of definitive documentation and customary due diligence) to purchase a minimum of 10 acres prior to March 21, 1997 and a total of 25 acres prior to December 31, 2000. The Company anticipates that it will commence construction of this resort during 1997.
(i) In December 1996, the Company acquired the initial 14 acres of unimproved land in Myrtle Beach, South Carolina for the development of the Myrtle Beach Resort. The Company also has an option until December 31, 2003 to acquire up to 26 additional acres of contiguous property for phased expansion of the resort. It is anticipated that the Myrtle Beach Resort will be operated as an Embassy Vacation Resort franchise pursuant to the terms of the Promus Agreement.

              CORPORATE BACKGROUND AND THE FORMATION TRANSACTIONS

  The Company, through its predecessor corporations and partnerships, has operated in the vacation ownership industry since 1980. In December 1986, the Company was sold to a corporate acquiror. In November 1991, Messrs. Gellein and Adler, together with a third individual, acquired the Company from the corporate acquiror. In May 1995, the Company repurchased the interest in the Company held by the third individual. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The business of the Company is currently conducted through entities (the "Affiliated Companies") owned and controlled by the Existing Shareholders (as defined below) and through partnerships controlled by the Company having third party partners (the "Related Partnerships"). Each of Vistana Resort and Vistana's Beach Club is operated by Affiliated Companies, the Myrtle Beach Resort is being developed by an Affiliated Company, Oak Plantation Villas by Vistana is operated by a Related Partnership, in which Affiliated Companies own an approximately 67% controlling interest, and Vistana Resort at World Golf Village is being developed by a Related Partnership, in which Affiliated Companies own a 37.5% controlling interest. Concurrently with the completion of the Offering, in exchange for the issuance of Common Stock, the Existing Shareholders will transfer to the Company all of the outstanding capital stock or partnership interests in certain of the Affiliated Companies and in each of the Related Partnerships (collectively, the "Formation Transactions"). As a result, following the consummation of the Formation Transactions, all of the interests in the Affiliated Companies and the Related Partnerships currently held by the Company's predecessors and the Existing Shareholders will be owned by the Company. All financial and share information presented in this Prospectus assumes the consummation of the Formation Transactions and reflects the issuance of 14,174,980 shares of Common Stock to the Existing Shareholders. See "Principal and Selling Shareholders."

  The Company was incorporated in the State of Florida in December 1996 to effect the Formation Transactions and the Offering. The Company's principal executive offices are located at 8801 Vistana Centre Drive, Orlando, Florida 32821, and its telephone number at that address is (407) 239-3000. Following completion of the Offering, Jeffrey A. Adler, Raymond L. Gellein, Jr. and JGG Holdings Trust (together with their respective family members and certain trusts primarily for the benefit of their respective family members, the "Existing Shareholders") will beneficially own in the aggregate approximately 70.5% of the outstanding Common Stock. JGG Holdings Trust is a trust for the benefit of Mr. Gellein's former wife. Mr. Gellein, who serves as trustee of JGG Holdings Trust, has exclusive authority to vote all shares of stock, including the Common Stock, held by the trust.

                                  THE OFFERING

Common Stock offered by the
 Company......................   4,625,000 shares(1)
Common Stock offered by the
 Selling Shareholders.........     925,000 shares(1)
Common Stock to be outstanding
 after the Offering...........  18,800,000 shares(1)(2)
Use of proceeds to the          To repay a portion of the Company's outstanding
 Company......................  indebtedness, to fund a portion of the cost of the acquisition, development and expansion of
                                existing and future vacation ownership resorts
                                and for working capital and other general
                                corporate purposes.
Proposed Nasdaq National
 Market symbol................  VSTN

--------
(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."
(2) Does not include 535,000 shares of Common Stock issuable upon exercise of options outstanding as of December 27, 1996 under the Company's 1996 Stock Plan (the "Stock Plan") or additional shares of Common Stock issuable upon exercise of options which may be granted concurrently with the completion of the Offering. See "Management--Stock Plan."

       SUMMARY COMBINED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION(A) (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AND AVERAGE PRICE DATA)

                                              HISTORICAL                                         PRO FORMA(B)
                        ------------------------------------------------------------  ----------------------------------
                                    YEAR ENDED                   NINE MONTHS ENDED     YEAR ENDED    NINE MONTHS ENDED
                                   DECEMBER 31,                    SEPTEMBER 30,      DECEMBER 31,     SEPTEMBER 30,
                        --------------------------------------  --------------------  ------------ ---------------------
                          1992      1993      1994      1995      1995       1996         1995        1995       1996
                        --------  --------  --------  --------  --------  ----------  ------------ ---------- ----------
STATEMENT OF
 OPERATIONS:
Revenues:
 Vacation Ownership
  Interest sales......  $ 48,503   $55,658   $54,186   $50,156  $ 38,478     $46,161   $   50,156  $   38,478    $46,161
 Interest income......     4,662     5,096     7,654    12,886     9,102      10,727       12,886       9,102     10,727
 Resort revenue.......     9,977    10,877    11,834    12,613     9,641      10,584       12,613       9,641     10,584
 Telecommunications...     1,703     1,980     3,378     4,802     3,688       5,257        4,802       3,688      5,257
 Other................       489       551       584       652       410         373          652         410        373
                        --------  --------  --------  --------  --------  ----------   ----------  ---------- ----------
Total revenues........    65,334    74,162    77,636    81,109    61,319      73,102       81,109      61,319     73,102
COSTS AND OPERATING
 EXPENSES:
 Vacation Ownership
  Interest cost of
  sales...............    10,254    11,521    11,391    12,053     9,215      11,329       12,053       9,215     11,329
 Sales and marketing..    17,689    21,866    22,872    22,318    16,728      20,094       22,318      16,728     20,094
 Loan portfolio
 Interest expense--
  treasury............     1,556     2,070     3,605     6,516     4,678       5,026        4,149       2,903      4,305
 Provision for
  doubtful accounts...     3,405     3,903     3,803     3,522     2,700       3,272        3,522       2,700      3,272
 Resort expenses......     8,594     9,493    10,037    10,585     8,145       8,847       10,585       8,145      8,847
 Telecommunications
  expenses............     1,358     1,537     2,520     3,654     2,852       4,114        3,654       2,852      4,114
 General and
  administrative......     6,628     7,419     7,988     6,979     5,141       5,343        6,979       5,141      5,343
 Depreciation and
  amortization........       875       875     1,392     2,215     1,565       1,815        2,034       1,429      1,557
 Interest expense--
  other...............     2,523     2,269     2,106     3,168     2,186       2,972        1,592       1,004        580
 Other................     1,688     1,318     1,241     1,020       903         567        1,020         903        567
 Deferred executive
  incentive
  compensation........       402       380       332     3,448     2,586         914        3,448       2,586        914
                        --------  --------  --------  --------  --------  ----------   ----------  ---------- ----------
Total costs and
 operating expenses...    54,972    62,651    67,287    75,478    56,699      64,293       71,354      53,606     60,922
                        --------  --------  --------  --------  --------  ----------   ----------  ---------- ----------
Operating income......    10,362    11,511    10,349     5,631     4,620       8,809        9,755       7,713     12,180
 Excess value
  recognized..........     1,151       701       365       219       164         105          219         164        105
                        --------  --------  --------  --------  --------  ----------   ----------  ---------- ----------
Pretax income.........    11,513    12,212    10,714     5,850     4,784       8,914        9,974       7,877     12,285
 Provision for taxes..       --        --        --        --        --          --         3,678       2,904      4,538
                        --------  --------  --------  --------  --------  ----------   ----------  ---------- ----------
Net income............  $ 11,513  $ 12,212  $ 10,714  $  5,850  $  4,784  $    8,914   $    6,296  $    4,973 $    7,747
                        ========  ========  ========  ========  ========  ==========   ==========  ========== ==========
Pro forma net
 income(c)............  $  6,907  $  7,780  $  6,730  $  3,724  $  3,044  $    5,644
Pro forma net income
 per share of Common
 Stock................                                                    $     0.40   $     0.33  $     0.26 $     0.41
Pro forma weighted
 average shares of
 Common Stock
 outstanding..........                                                    14,175,000   18,800,000  18,800,000 18,800,000
CASH FLOW DATA:
EBITDA(d).............  $ 15,316  $ 16,725  $ 17,452  $ 17,530  $ 13,049  $   18,622
Cash flow provided by
 (used in):
 Operating
  activities..........  $ 17,604  $ 10,880  $ 13,571  $ 13,433  $  7,076  $    9,040
 Investing
  activities..........  $(20,621) $(20,530) $(20,434) $(22,639) $(15,772) $  (19,995)
 Financing
  activities..........  $  3,410  $ 11,085  $  6,512  $ 15,131  $ 13,725  $   10,339
OPERATING DATA:
Number of resorts at
 end of period........         2         2         2         2         2           3
Number of Vacation
 Ownership Interests
 sold(e)..............     4,980     5,679     5,582     5,190     3,947       4,499
Number of Vacation
 Ownership Interests
 in inventory at end
 of period(f).........     1,967     3,781     3,822     3,054     3,808      14,002
Average price of
 Vacation Ownership
 Interests sold.......  $  9,740  $  9,801  $  9,707  $  9,664  $  9,749  $   10,260

                                                           SEPTEMBER 30, 1996
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(G)
                                                         -------- --------------
BALANCE SHEET DATA (AT END OF PERIOD):
Cash (including restricted cash)........................ $ 10,172    $ 22,150
Total assets............................................ $163,501    $174,600
Notes and mortgages payable............................. $110,284    $ 71,313
Shareholders' equity.................................... $ 25,814    $ 65,584

--------
(a) The Summary Financial Information was derived from the "Selected Combined Historical Financial Information" and the Company's Combined Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. The information set forth in this table should be read in conjunction with "Selected Combined Historical Financial Information," "Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Combined Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.
(b) Pro Forma Financial Information gives effect to the Formation Transactions, the Offering, the retirement of $39.0 million of debt, elimination of interest expense related to the retired debt, elimination of amortization related to prepaid financing fees on the retired debt and the treatment of the combined Company as a C corporation rather than as S corporations and limited partnerships for federal income tax purposes.
(c) Reflects the effect on historical statements, assuming the Company had been treated as a C corporation rather than as S corporations and limited partnerships for federal income tax purposes.
(d) As shown below, EBITDA represents net income before interest expense, income taxes, depreciation and amortization and excess value recognized which reflects the amortization of the difference between the fair value of the Company at the time of its purchase by Messrs. Gellein and Adler and a third individual, less the purchase price paid to acquire the Company. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be construed as an alternative to net income as a measure of the Company's operating results or to operating cash flow as a measure of liquidity. The following table reconciles EBITDA to net income:

                                                               NINE MONTHS
                                                                  ENDED
                             YEAR ENDED DECEMBER 31,          SEPTEMBER 30
                         ----------------------------------  ----------------
                          1992     1993     1994     1995     1995     1996
                         -------  -------  -------  -------  -------  -------
Net Income.............. $11,513  $12,212  $10,714  $ 5,850  $ 4,784  $ 8,914
Interest expense--
 treasury...............   1,556    2,070    3,605    6,516    4,678    5,026
Interest expense--
 other..................   2,523    2,269    2,106    3,168    2,186    2,972
Taxes...................       0        0        0        0        0        0
Depreciation and
 amortization...........     875      875    1,392    2,215    1,565    1,815
Excess value
 recognized.............  (1,151)    (701)    (365)    (219)    (164)    (105)
                         -------  -------  -------  -------  -------  -------
EBITDA.................. $15,316  $16,725  $17,452  $17,530  $13,049  $18,622
                         =======  =======  =======  =======  =======  =======

(e)  Includes both annual and alternate-year Vacation Ownership Interests.
(f)  Inventory classified as annual Vacation Ownership Interests.
(g) Adjusted to give effect to (i) the sale of 4,625,000 shares of Common Stock offered hereby at an offering price of $13.00 per share less the underwriting discounts and commissions and expenses of the Offering; (ii) the retirement of $39.0 million of debt; (iii) the write-off of prepaid financing fees associated with the retired debt; and (iv) the treatment of the Company as a C corporation resulting in a deferred tax liability of $10.3 million.

                                 RISK FACTORS

  Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing any of the shares of Common Stock offered hereby. Certain statements in this Prospectus that are not historical fact constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Discussions containing such forward-looking statements may be found in the material set forth in "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources," and "Business," as well as within this Prospectus generally. In addition, when used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth in this Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. The Company cautions the reader that this list of risk factors may not be exhaustive.

RAPID GROWTH; EXPANSION INTO NEW MARKETS

  A principal component of the Company's growth strategy is to acquire additional unimproved real estate for the construction and development of new vacation ownership resorts. The Company's ability to execute its growth strategy depends on a number of factors, including (i) the availability of attractive resort development opportunities; (ii) the Company's ability to acquire unimproved real estate relating to such opportunities on economically feasible terms; (iii) the Company's ability to obtain the capital necessary to finance the acquisition of unimproved real estate and develop vacation ownership resorts thereon, as well as to cover any necessary sales, marketing and resort operation expenditures; (iv) the Company's ability to market and sell Vacation Ownership Interests at newly-developed vacation ownership resorts; and (v) the Company's ability to manage newly-developed vacation ownership resorts cost-effectively and in a manner which results in significant customer satisfaction. There can be no assurance that the Company will be successful with respect to any or all of these factors.

  In addition, because the Company's pending resort developments near St. Augustine, Florida, Port St. Lucie, Florida and Myrtle Beach, South Carolina are outside the Company's historical geographical area of operation, the Company's resort development and operation experience in the Orlando, Florida area does not ensure the success of the development or operation of these properties or the marketing of Vacation Ownership Interests at such locations. Accordingly, in connection with such pending developments, the Company may be exposed to a number of risks, including risks associated with (i) the lack of local market knowledge and experience; (ii) the inability to hire, train and retain sales, marketing and resort staff at such locations; (iii) the inability to obtain, or obtain in a timely manner, necessary permits and approvals from state and local government agencies; (iv) the inability to secure sufficient marketing relationships with local hospitality, retail and tourist attraction operators; (v) the inability to capitalize on the new marketing relationships and development agreements associated with certain of the Company's growth strategies; and (vi) the uncertainty involved in, and additional costs which may be associated with, selling Vacation Ownership Interests prior to completion of the related unit.

  Moreover, the success of the Company's golf-oriented vacation ownership resorts is substantially dependent upon the continued popularity of golf in general, as well as the desirability of the golf courses and golf-related facilities that will be associated with the Company's resorts. Linking the success of the Company's resorts to related golf course operations is a new strategy for the Company and may require the Company to adopt new sales and marketing approaches and enter into new business relationships. In addition, there are numerous other factors that affect the golf industry, including seasonality, adverse weather conditions, competition and the supply of alternative golf-related destinations, and the popularity of the sport of golf, any of which may adversely affect the Company's results of operations at these resorts. Accordingly, there can be no assurance that this aspect of the Company's growth strategy will be successful or that the Company will be able to implement this strategy effectively.

  Another important part of the Company's growth strategy is to acquire, develop, market and operate vacation ownership resorts with Promus pursuant to the Promus Agreement, which imposes capital requirements and allocates profits and losses of all joint developments on an equal basis. In the event that the Company and Promus are unable to agree on an initial development plan and related agreements within the period provided in the Promus Agreement, or to develop jointly a vacation ownership resort within the first three years of the term of the Promus Agreement, either party will be entitled to terminate the Promus Agreement. These timetables may cause the Company to overcommit its resources to the Promus Agreement and the development of vacation ownership resorts thereunder at the expense of other opportunities or the Company's existing business operations. Moreover, although the Promus Agreement contains mutual exclusivity provisions that the Company believes will be beneficial to the growth of its business, the Promus Agreement prevents (or significantly restricts) the Company's ability to develop vacation ownership resorts with other partners in the hotel industry or under its own name in certain markets. There can be no assurance that Promus will be a favorable partner for the Company, or that the Promus Agreement will not prevent the Company from developing resorts under its own name or entering into similar agreements with another hotel company, even where such developments or agreements would be in the Company's best interests. See "Business--Affiliation with Promus."

PENDING DEVELOPMENTS

  The Company has entered into a letter of intent to acquire unimproved real estate near Port St. Lucie, Florida and to develop a vacation ownership resort at this location. Completion of this transaction remains subject to certain conditions precedent. If any of these conditions are not satisfied, the Company may be unable to complete this transaction, in which case the Company may be unable to develop a vacation ownership resort at this location. See "Business--Description of the Company's Resorts."

COMPETITION

  The Company is subject to significant competition from other entities engaged in the leisure and vacation industry, including vacation ownership resorts, hotels, motels and other accommodation alternatives. Many of the world's most widely-recognized lodging, hospitality and entertainment companies have begun to develop and sell Vacation Ownership Interests under their brand names, including, Marriott Corporation ("Marriott"), The Walt Disney Company ("Disney"), Hilton Hotels Corporation ("Hilton"), Hyatt Corporation ("Hyatt"), Four Seasons Hotels & Resorts, Inc. ("Four Seasons"), Inter-Continental Hotels and Resorts, Inc. ("Inter-Continental") and Promus. In addition, other publicly-traded companies focussed on the vacation ownership industry, such as Signature Resorts, Inc. ("Signature"), Fairfield Communities, Inc. ("Fairfield") and Vacation Break U.S.A., Inc. ("Vacation Break"), currently compete, or may in the future compete, with the Company. Moreover, competition in the Orlando market is particularly intense and includes many nationally recognized lodging, hospitality and entertainment companies, as well as active privately-owned local operators of vacation ownership resorts such as Central Florida Investments, Inc. ("CFI") and Orange Lake Country Club ("Orange Lake"). Furthermore, significant competition exists in Myrtle Beach, South Carolina, a destination in which the Company expects to commence sales of Vacation Ownership Interests in 1998. Many of these entities possess significantly greater financial, sales and marketing, personnel and other resources than those of the Company and may be able to grow at a more rapid rate or more profitably as a result. Management of the Company believes that industry competition will be increased by recent and possibly future consolidation in the vacation ownership industry.

CONCENTRATION OF ACTIVITIES IN ORLANDO AND FLORIDA MARKETS

  As of December 31, 1996, substantially all of the Company's operations were located in Florida and substantially all of the Company's historical revenues have been generated from this market. Although the Company has conducted the majority of its resort operations in the Orlando area since 1980, there can be no assurance that the Company will be able to continue to compete effectively in the Orlando market. The failure to compete effectively in the Orlando market could have a material adverse effect on the Company's results of operations. Moreover, all three of the Company's operating resorts are located in Florida and, following the completion of certain pending developments, five out of six of the Company's resorts will be located in Florida. See "Business--Description of the Company's Resorts." The concentration of the Company's resorts in these areas could make the Company more susceptible to adverse events or conditions which affect these areas in particular, such as hurricanes, windstorms, economic recessions and changes in tourism or vacation patterns and could result in a material adverse effect on the Company's operations.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant extent upon the experience and abilities of Raymond L. Gellein, Jr., the Chairman of the Board, Co-Chief Executive Officer and a director of the Company, and Jeffrey A. Adler, the President, Co-Chief Executive Officer and a director of the Company. The loss of the services of one or both of these individuals could have a material adverse effect on the Company and its business prospects. The Company's continued success is also dependent upon its ability to hire, train and retain qualified marketing, sales, hospitality, development, acquisition, finance, management and administrative personnel. Such personnel are in substantial demand and the cost of attracting or retaining such key personnel could escalate over time. There can be no assurance that the Company will be successful in attracting or retaining such personnel. See "Management-- Employment Agreements."

GENERAL ECONOMIC CONDITIONS; CONCENTRATION IN THE VACATION OWNERSHIP INDUSTRY

  Any adverse change in economic conditions or significant price increases or adverse events related to the travel and tourism industry, such as the cost and availability of fuel, could have a material adverse effect on the Company's business. Such conditions or increases may also adversely affect the future availability and cost of financing for the Company or its customers and result in a material adverse effect on the Company's business. In addition, changes in general economic conditions may adversely affect the Company's ability to collect on its customer mortgages receivable outstanding to its Vacation Ownership Interest buyers. Moreover, because the Company's operations are conducted principally within the vacation ownership industry, any adverse changes affecting the vacation ownership industry such as (i) an oversupply of Vacation Ownership Interests; (ii) a reduction in demand for Vacation Ownership Interests; (iii) changes in travel and vacation patterns; (iv) changes in governmental regulation of the vacation ownership industry; (v) increases in construction costs or taxes; (vi) changes in the deductibility of mortgage interest payments for federal or state income tax purposes; or (vii) negative publicity with respect to the vacation ownership industry, could have a material adverse effect on the Company.

DEVELOPMENT AND CONSTRUCTION ACTIVITIES

  The Company intends to actively continue acquisition, development, construction, conversion and expansion of vacation ownership resorts. Risks associated with such activities include risks that (i) acquisition or development opportunities may be abandoned; (ii) construction costs may exceed original estimates, possibly making the development, expansion or conversion uneconomical or unprofitable; (iii) construction or conversion may not be completed on schedule, possibly resulting in delayed recognition of revenues and increased interest expense; (iv) zoning, land-use, construction, occupancy and other required governmental permits and authorizations may not be obtained or may be delayed; and (v) financing necessary to complete the necessary acquisition, development, construction, conversion or expansion activities may not be obtained or may not be available on favorable terms. Upon the completion of the Offering, the Company will not have the financing available to complete all of the planned expansion and development activities described in "Business--Description of the Company's Resorts." In addition, certain state and local laws may impose liability on property developers with respect to construction defects discovered or repairs made by future owners of such property, and, as a result, owners may be able to recover from the Company amounts in connection with such defects or repairs related to the property. Accordingly, there can be no assurance that the Company will (i) complete conversion of Oak Plantation Villas by Vistana; (ii) complete development of Vistana Resort at World Golf Village; (iii) complete expansion projects currently under development at Vistana Resort; (iv) undertake or complete the development of the Myrtle Beach Resort (or acquire the additional 26 acres at such location); or (v) undertake to develop other resorts or complete any such development if undertaken. As a result of these risks, the Company's revenues and net operating income may be adversely impacted.

  In addition, the success of the Company's development of Vistana Resort at World Golf Village is dependent upon the concurrent development by third parties of the surrounding properties and related component facilities comprising the World Golf Village project and the planned community of Saint Johns in which it is located. Although the Company has entered into agreements with such third parties respecting such matters, there can be no assurance that such third parties will fulfill their obligations under such agreements. In addition, the Company is contingently liable for 15% of annual debt service shortfalls on certain taxable revenue bonds (the "County Bonds") issued to finance the convention center at World Golf Village. If the surrounding properties and related facilities comprising the World Golf Village project are not developed, not developed on a timely basis, are of an inferior quality, or if the annual pledged revenues from the World Golf Village component facilities are not adequate to support the required debt service on the County Bonds, the Company's results of operations at Vistana Resort at World Golf Village may be materially adversely impacted.

FINANCING

  Customer Mortgages Receivable. The Company extends financing to purchasers of its Vacation Ownership Interests at its resorts. These purchasers generally make a down payment equal to at least 10% of the sales price and borrow the remaining sales price from the Company. These borrowings bear interest at fixed rates, are secured by first mortgages on the underlying Vacation Ownership Interests and amortize over periods ranging up to seven years. The Company funds its customer mortgages receivable by borrowing up to 90% of the aggregate principal amount of its customer mortgages receivable under its existing credit facilities. As of September 30, 1996, the Company's existing credit facilities provide for an aggregate of up to approximately $109.2 million of available customer mortgages receivable financing to the Company bearing interest at fixed rates and variable rates based on the prime rate. As of September 30, 1996, the Company had approximately $65.7 million of indebtedness outstanding under its existing customer mortgages receivable credit facilities at a weighted average interest rate of 10.4% per annum. As of September 30, 1996 the Company's obligations under these credit facilities were secured by the Company's pledge of a portion of its customer mortgages receivable. The Company does not presently have existing credit facilities or binding lender commitments to supply all of the financing the Company anticipates that it will need to construct and develop all of the resorts it plans to develop or market and sell all of the Vacation Ownership Interests at such resorts, and there can be no assurance that alternative or additional credit arrangements can be obtained on terms that are satisfactory to the Company. Accordingly, future sales of Vacation Ownership Interests may be limited by the availability of funds to finance the initial negative cash flow attributable to Vacation Ownership Interest sales financed by the Company (i.e., the amount by which the Company's product cost and marketing, sales and general administrative expenses per Vacation Ownership Interest exceeds the customer's down payment). In addition, if the Company were required to sell its customer mortgages receivable in order to satisfy its cash flow needs, the Company would cease to be eligible to report income attributable to sales of Vacation Ownership Interests on the installment sales method for federal income tax purposes and, as a result, the Company would be required to accelerate the payment of a substantial federal income tax liability with respect to the customer mortgages receivable sold. Such an event could have a material adverse effect on the Company's cash flow from operations.

  Customer Default. The Company bears the risk of defaults under its customer mortgages on Vacation Ownership Interests. As of September 30, 1996 (i) approximately 3.0% of the Company's customer mortgages receivable were 60 to 120 days past due; and (ii) approximately 5.5% of the Company's customer mortgages receivable were more than 120 days past due and the subject of legal proceedings. If a purchaser of a Vacation Ownership Interest defaults on the mortgage during the early part of the loan amortization period, the Company will not have recovered its marketing, selling (other than certain sales commissions), and general and administrative costs per Vacation Ownership Interest, and such costs will again be incurred in connection with the subsequent resale of the Vacation Ownership Interest. As is sometimes the practice in the vacation ownership industry, the Company does not verify the credit history of its customers. In addition, although in certain jurisdictions the Company may have recourse against a defaulting customer for the sales price of the Vacation Ownership Interest, the Company has not historically pursued such a remedy. Accordingly, no assurance can be given that the sales price will be fully or partially recovered from a defaulting customer. The Company intends to begin offering customer mortgages with a ten-year term in the near future. Although the increased term will be introduced on a limited basis, there can be no assurance that the inclusion of customer mortgages with a ten-year maturity will not have an adverse effect on the performance of the Company's portfolio of customer mortgages receivable.

  Leverage. It is likely that the Company's future business activities will be financed, in whole or in part, with indebtedness obtained pursuant to additional borrowings under the Company's existing credit facilities or under credit facilities to be obtained by the Company in the future. The definitive agreements with respect to these credit facilities could contain restrictive covenants which limit the Company's ability to, among other things, make capital expenditures, incur additional indebtedness and dispose of assets, or which require the Company to maintain certain financial ratios. The indebtedness incurred under these credit facilities may be secured by mortgages on a portion of the Company's resort properties, customer mortgages receivable and other assets of the Company. In the event of a default by the Company under one or more or these credit facilities, the lenders could foreclose on the resort properties secured by a mortgage or take possession of other assets pledged as collateral. In addition, the extent of the Company's leverage and the terms of the Company's indebtedness could impair the Company's ability to obtain additional financing in the future, to make acquisitions or to take advantage of significant business opportunities that may arise. Furthermore, the Company's indebtedness and related debt service obligations may increase its vulnerability to adverse general economic and vacation ownership industry conditions and to increased competitive pressures.

  Hedging Activities. The Company has historically derived net interest income from its financing activities as a result of the difference between the interest rates it charges its customers who finance their purchase of a Vacation Ownership Interest and the interest rates it pays its lenders. There can be no assurance of a continued positive difference between fixed rate debt on the Company's customer mortgages receivable and the rates on the Company's variable rate indebtedness. Because the Company's indebtedness bears interest at variable rates and the Company's customer mortgages receivable bear interest at fixed rates, the Company bears the risk of increases in interest rates with respect to its indebtedness. The Company engages in interest rate hedging activities from time to time in order to reduce the risk and impact of increases in interest rates with respect to such indebtedness; however, there can be no assurance that any such interest rate hedging activity will be adequate at any time to protect the Company fully from any adverse changes in interest rates. In addition, to the extent that interest rates decrease, the Company faces an increased risk that customers will pre-pay their mortgage loans, an event which would decrease the Company's income from financing activities.

BENEFITS TO EXISTING SHAREHOLDERS AND EXECUTIVE OFFICERS

  The Existing Shareholders and certain senior executive officers and other employees of the Company will receive material benefits in connection with the completion of the Offering that will not be received generally by purchasers of Common Stock in the Offering. The Existing Shareholders will receive net proceeds from the Offering, after deduction of underwriting discounts and commissions, aggregating approximately $11.2 million in connection with the sale of an aggregate of 925,000 shares of Common Stock ($21.2 million if the Underwriter's over-allotment option is exercised in full and all shares of Common Stock subject thereto are sold solely by the Selling Shareholders). The Existing Shareholders will receive distributions aggregating approximately $2.5 million immediately prior to the completion of the Offering in connection with the termination of the S corporation election by certain of the Company's predecessors. This amount represents approximately $2.2 million of undistributed S corporation earnings and a distribution of approximately $0.3 million to permit the Existing Shareholders to pay their respective federal income taxes attributable to the Company's operations prior to the completion of the Offering. Certain senior executive officers and other employees of the Company will also (i) execute new employment agreements with the Company; (ii) receive options to purchase an aggregate of 535,000 shares of Common Stock pursuant to the Stock Plan; and (iii) receive options to purchase an additional 1,350,000 shares of Common Stock granted by the Existing Shareholders. See "Prior Income Tax Status and Planned Distributions," "Management--Executive Compensation" and "Principal and Selling Shareholders."

LIMITED RESALE MARKET FOR VACATION OWNERSHIP INTERESTS

  The Company sells Vacation Ownership Interests to buyers for leisure and not investment purposes. The Company believes that the market for resale of Vacation Ownership Interests by such buyers is presently limited and that any resales of Vacation Ownership Interests are typically at prices substantially less than the original purchase price. These factors may make ownership of Vacation Ownership Interests less attractive to prospective buyers. In addition, attempts by buyers to resell their Vacation Ownership Interests may compete with sales of Vacation Ownership Interests by the Company. Moreover, the market price of Vacation Ownership Interests sold by the Company could be depressed by a substantial number of Vacation Ownership Interests offered for resale by the Company's customers.

VACATION OWNERSHIP INTEREST EXCHANGE NETWORKS

  The attractiveness of Vacation Ownership Interests is enhanced significantly by the availability of exchange networks that allow owners of Vacation Ownership Interests to exchange their occupancy right granted by their Vacation Ownership Interest during a particular year for an occupancy right granted at another participating network resort. Several companies, including RCI, provide broad-based Vacation Ownership Interest exchange services, and each of the Company's operating resorts is currently qualified for participation in the RCI exchange network. No assurance can be given that the Company will continue to be able to qualify its existing resorts, or will be able to qualify its future resorts, for participation in the RCI network or any other exchange network, or that the Company's customers will continue to be satisfied with RCI's exchange network. If such exchange networks cease to function effectively, if the Company's resorts are not accepted as exchanges for other desirable resorts, or if RCI ceases to be a leading Vacation Ownership Interest exchange network, the Company's sales of Vacation Ownership Interests could be materially adversely affected. Moreover, the Company's agreement with RCI provides that until May 2001, the RCI exchange program will be the only exchange program permitted at resorts owned and controlled by the Company. In addition, each of the Company, and Messrs. Gellein and Adler have agreed that, until May 2001, each vacation ownership resort owned, developed or managed by an entity in which Messrs. Gellein or Adler have a controlling interest will execute an affiliation agreement with RCI with an initial six-year term. HFS Incorporated recently acquired RCI and there can be no assurance that the Company's relationship with RCI will continue in the manner historically maintained. See "Business-- Participation in Vacation Ownership Interest Exchange Networks."

GOVERNMENTAL REGULATION

  The Company's marketing and sales of Vacation Ownership Interests and other resort operations are subject to extensive regulation by the federal government and the states in which the Company's resorts are located and in which its Vacation Ownership Interests are marketed and sold. Federal legislation to which the Company is or may be subject includes the Federal Trade Commission Act, the Fair Housing Act, the Truth-in-Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Interstate Land Sales Full Disclosure Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act and the Civil Rights Acts of 1964 and 1968. In addition, many states have adopted similar legislation as well as specific laws and regulations regarding the sale of Vacation Ownership Interests. The laws of most states, including Florida and South Carolina, require a designated state authority to approve a detailed offering statement describing the Company and all material aspects of the resort and sale of Vacation Ownership Interests at such resort. In addition, the laws of most states in which the Company sells Vacation Ownership Interests grant the purchaser of a Vacation Ownership Interest the right to rescind a contract of purchase at any time within a specified recission period provided by law following the earlier of the date the contract was signed or the date the purchaser received the last of the documents required to be provided by the Company. Furthermore, most states have other laws which regulate the Company's activities, such as real estate licensure laws, travel sales licensure laws, anti-fraud laws, telemarketing laws, price, gift and sweepstakes laws, and labor laws. The Company believes that it is in material compliance with all applicable federal, state, local and foreign laws and regulations to which it is currently subject. However, there can be no assurance that the cost of compliance with such laws and regulations will not be significant or that the Company is in fact in compliance with such laws and regulations. In addition, there can be no assurance that laws and regulations applicable to the Company in any specific jurisdiction will not be revised or that other laws or regulations will not be adopted which could increase the Company's cost of compliance or prevent the Company from selling Vacation Ownership Interests or conducting other operations in such jurisdiction. Any failure to comply with any applicable law or regulation, or any increases in the costs of compliance could have a material adverse effect on the Company. See "Business-- Governmental Regulation."

  Under various federal, state and local laws, the owner or operator of real property may be liable for the costs required to remove or remediate certain hazardous or toxic substances located on or in, or emanating from, such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Noncompliance by the Company with these and other environmental, health or safety requirements may result in the need to cease or alter operations at one or more of its resorts. Phase I assessment environmental reports (which typically involve inspection without soil sampling or ground water analysis) have recently been prepared by independent environmental consultants for each of the Company's existing resorts and properties subject to acquisition. None of these reports indicate that any environmental conditions exist at any of these resorts which would have a material adverse effect on the Company.

VARIABILITY OF QUARTERLY RESULTS

  The Company has historically experienced, and expects to continue to experience, quarterly fluctuations in its gross revenues and net income from the sale of its Vacation Ownership Interests. The Company's revenues are moderately seasonal with owner and guest activity the greatest from February through April and June through August. In addition, earnings may be adversely impacted by the timing of the completion of the development of future resorts, changes in travel and vacation patterns, and weather or other natural disasters at the Company's resort locations. As the Company enters new markets, it may experience increased or different seasonality when compared with its previous operating history. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESORT MANAGEMENT

  The Company currently provides both hospitality and homeowners' association management services at its existing vacation ownership resorts and intends to provide the same services at its future vacation ownership resorts pursuant to management agreements with the associations at such resorts. These agreements are generally for three-year terms which automatically renew unless terminated by the homeowners' association. If the Company is unable to manage a resort in a manner which maintains satisfaction among its owners, applicable law may give the homeowners' association rights to terminate the management agreement. There can be no assurance that a homeowners' association will not terminate its management agreement with the Company. Any such termination could have a material adverse effect on the results of the Company's resort management operations and revenues.

TELECOMMUNICATIONS OPERATIONS

  The Company provides telecommunications services at its resorts pursuant to contractual arrangements with each of the homeowners' associations at its resorts, as well as limited telecommunications design and installation services for third parties. Risks associated with this aspect of the Company's business include cost overruns on design or installation contracts, liabilities in connection with products or services provided by the Company, increased competitive and regulatory pressures particularly with respect to long-distance rate pricing, and non-renewal or termination of the Company's telecommunications service contracts by a homeowners' association. In addition, there can be no assurance that the Company can continue to provide limited telecommunications design and installation services on a competitive or profitable basis.

CONTROL BY EXISTING SHAREHOLDERS FOLLOWING THE OFFERING; SHAREHOLDERS'
AGREEMENT

  After the completion of the Offering, the Existing Shareholders will own and/or have voting control of approximately 70.5% of the outstanding shares of Common Stock (approximately 66.1% if the Underwriters' over-allotment option is exercised in full and all shares of Common Stock subject thereto are sold solely by the Selling Shareholders). As a result, by maintaining their ownership of Common Stock, the Existing Shareholders will have the power to elect the entire Board of Directors, determine the policies of the Company, appoint the persons constituting the Company's management and determine the outcome of corporate actions requiring shareholder approval. In addition, pursuant to the Shareholders' Agreement (as defined herein), the Existing Shareholders have agreed to vote their shares of Common Stock in favor of proxies solicited by the Board of Directors, unless Messrs. Gellein and Adler both disagree with the position taken by the Board of Directors. See "Certain Relationships and Related Transactions," "Principal and Selling Shareholders" and "Description of Capital Stock."

UNINSURED LOSS; NATURAL DISASTERS

  There are certain types of losses that are not generally insured because they are either uninsurable or not economically feasible to insure and for which the Company does not have insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its investment in a resort as well as the anticipated future revenues from such resort, and would continue to be obligated on any mortgage indebtedness or other obligations related to the resort. Moreover, if a homeowners' association fails to adequately insure the property committed to the condominium form of ownership (typically, all units, common areas, facilities and amenities), any uninsured or under-insured casualty may affect the Company's ability to collect customer mortgages receivable related to such condominium property. In addition, the Company's vacation ownership resorts are located in areas that are susceptible to tropical storms and hurricanes. The Company's resorts could suffer significant damage as a result of wind storms, hurricanes, floods and other natural disasters. Any such damage, as well as adverse weather conditions generally, could impair the Company's ability to sell Vacation Ownership Interests at its resorts and adversely affect the Company's results of operation.

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  There has been no prior public market for the Company's Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, there can be no assurance that a viable public market for the Common Stock will develop or be sustained after the completion of the Offering or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the Price to Public. The Price to Public will be determined by negotiations among the Company and representatives of the Underwriters and may not be indicative of the prices that prevail in the public market after the completion of the Offering. Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results, and market conditions for hospitality and vacation ownership industry stocks in general, could have a significant impact on the future price of the Common Stock. In addition, the stock market in recent periods has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of listed companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Articles of Incorporation and By-Laws, as well as provisions of the Florida Business Corporation Act (the "FBCA"), may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder might consider to be in the shareholder's best interest. For example, such provisions may deter tender offers for shares of Common Stock, or deter purchases of large blocks of shares of Common Stock, thereby limiting the opportunity for the Company's shareholders to receive a premium for their shares of Common Stock over then-prevailing market prices. These provisions include the following:

    Staggered Board of Directors. The Board of Directors of the Company will consist of three classes of directors. The initial terms of the first, second and third classes of directors will expire in 1998, 1999 and 2000, respectively, and directors for each class will be elected for a three-year term upon expiration of the term of the directors in such class. In addition, the affirmative vote of two-thirds of the outstanding shares of Common Stock is required to remove a director. These provisions may have the effect of increasing the difficulty of one or more shareholders of the Company to elect directors of their choice to the Board of Directors of the Company or to remove a director.

    Preferred Stock. Upon completion of the Offering, the Board of Directors will have the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights (including voting rights), preferences, privileges and restrictions of those shares without any vote of or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of the preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plan to issue any shares of preferred stock. See "Description of Capital Stock."

    Florida Business Corporation Act. Florida law contains provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Company's Board of Directors in connection with the proposed transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive an enhanced value for their shares, even though a substantial number or majority of the Company's shareholders might believe the acquisition is in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the shares of Common Stock at a premium as well as create a depressive effect on the market price of the shares of Common Stock. See "Description of Capital Stock."

DILUTION; DIVIDENDS

  Purchasers of Common Stock in the Offering will experience immediate dilution in net tangible book value per share of Common Stock of $9.54 from the Price to Public. See "Dilution." In addition, the Company does not anticipate that it will pay any dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Upon completion of the Offering, the Company will have outstanding an aggregate of 18,800,000 shares of Common Stock, excluding shares of Common Stock issuable upon exercise of options. The shares of Common Stock offered hereby will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. The sale of a substantial number of shares of Common Stock, or the perception that such a sale might occur, could adversely affect prevailing market prices of the Common Stock. The Company is unable to make any prediction as to the effect, if any, that future sales of Common Stock or the availability of shares of Common Stock for sale may have on the market price of the Common Stock prevailing from time to time. In addition, any such sale or such perception could make it more difficult for the Company to sell equity securities or equity-related securities in the future at such time and price as the Company deems appropriate. All remaining outstanding shares of Common Stock may be sold under Rule 144 promulgated under the Securities Act, subject to holding period, volume, manner of sale, and other restrictions of Rule 144 and, in certain cases, subject to a one-year lock-up agreement between the holder of such shares and the Underwriters. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting." In addition, at certain times commencing two years following the completion of the Offering, certain shares of Common Stock (i) held by the Existing Shareholders and (ii) purchased by certain employees of the Company pursuant to the exercise of options granted to such employees by the Existing Shareholders may be sold in the public market pursuant to certain registration statements which the Company is obligated to file with respect to such shares, or pursuant to an exemption from registration. See "Shares Available for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,625,000 shares of Common Stock offered by the Company hereby, based on an estimated Price to Public of $13.00 per share, after deducting underwriting discounts and commissions and anticipated expenses of the Offering, are estimated to be $53.8 million ($63.8 million, if the Underwriters' over-allotment option is exercised in full and the shares of Common Stock sold pursuant thereto are not sold by the Selling Shareholders). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. The Company intends to use approximately (i) $39.3 million of the proceeds to repay outstanding indebtedness and accrued interest (including $0.4 million of prepayment penalties); and (ii) $14.5 million of the proceeds to pay for the acquisition, development and expansion of existing and future vacation ownership resorts and for working capital and general corporate purposes. Pending such uses, the Company will invest the proceeds in commercial paper, bankers' acceptances, other short-term investment-grade securities and money-market accounts.

  Indebtedness to be repaid out of the proceeds to the Company from the Offering bears interest at rates currently ranging between approximately 10.3% and 11.1% per annum and will mature at various times over the next five years (except for indebtedness incurred to finance customer mortgages receivable, which amortizes based upon the collection of the underlying customer mortgages receivable and finally matures seven years from the date of the Company's last borrowing under such facility). Indebtedness to be repaid that was incurred within the last year was incurred for financing of customer mortgages receivable, development of vacation ownership resorts and general corporate purposes. None of the net proceeds from the Offering will be used to pay any delinquent indebtedness.

                                DIVIDEND POLICY

  Although certain of the Affiliated Companies have paid dividends in the past and will make a tax-related distribution to the Existing Shareholders immediately prior to the consummation of the Formation Transactions, the Company has never declared or paid any dividends on its capital stock. See "Prior Income Tax Status and Planned Distributions." The Company does not anticipate declaring or paying cash dividends on its Common Stock in 1997 or in the foreseeable future. The Company currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions in respect of the payment of dividends and other factors that the Company's Board of Directors deems relevant.

                                CAPITALIZATION

  The following table sets forth, as of September 30, 1996, the consolidated capitalization of the Company on an actual basis and as adjusted to give effect to (i) the payment of the $2.5 million distribution described in "Prior Income Tax Status and Planned Distributions;" (ii) the consummation of the Formation Transactions; (iii) the sale of the Common Stock offered by the Company hereby; and (iv) the application of the estimated net proceeds to the Company therefrom. This table should be read in conjunction with the historical financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Use of Proceeds," "Selected Combined Historical Financial Information" and "Pro Forma Combined Financial Information."

                                                    AS OF SEPTEMBER 30, 1996
                                                 --------------------------------
                                                    ACTUAL        AS ADJUSTED
                                                 -------------- -----------------
                                                          (UNAUDITED)
                                                 (DOLLAR AMOUNTS IN THOUSANDS)
Debt:
  Notes and mortgages payable to financial
   institutions(1).............................. $      110,284  $       71,313
                                                 --------------  --------------
    Total.......................................        110,284          71,313
                                                 --------------  --------------
Shareholders' Equity:
  Preferred Stock, $.01 par value, 5,000,000
   shares authorized, none issued and outstand-
   ing..........................................            --              --
  Common Stock, $.01 par value, 100,000,000
   shares authorized, none issued and
   outstanding and 18,800,000 shares issued and
   outstanding, respectively(2).................            --              188
  Additional paid-in capital....................            268          65,396
  Retained earnings.............................         25,546             --
                                                 --------------  --------------
  Total shareholders' equity....................         25,814          65,584
                                                 --------------  --------------
    Total capitalization........................ $      136,098  $      136,897
                                                 ==============  ==============

--------
(1) Includes notes collateralized by customer mortgages receivable.
(2) Does not include an aggregate of 535,000 shares of Common Stock issuable pursuant to existing options granted pursuant to the Stock Plan, additional shares of Common Stock issuable upon exercise of options which may be granted under the Stock Plan concurrently with completion of the Offering and up to 832,500 shares of Common Stock which the Underwriters may purchase from the Company pursuant to an exercise of their over-allotment option (in the event that the shares of Common Stock subject thereto are not sold by the Selling Shareholders). See "Management--Stock Plan" and "Underwriting."

               PRIOR INCOME TAX STATUS AND PLANNED DISTRIBUTIONS

  Prior to the consummation of the Formation Transactions, each of the Affiliated Companies which is a corporation elected to be taxed pursuant to Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and each of the Affiliated Companies which is a partnership was taxable pursuant to Subchapter J of the Code. Accordingly, as of the date of this Prospectus, none of such Affiliated Companies was subject to federal or state income taxes, and all taxable income of such Affiliated Companies was taxed directly at the shareholder or partner level. Prior to the consummation of the Formation Transactions, the practice of each of such Affiliated Companies has been to pay cash distributions to its owners, consisting of the Existing Shareholders, to enable such owners to pay federal and state taxes on the taxable income of the Affiliated Company. Consistent with this past practice, immediately prior to the consummation of the Formation Transactions, the Affiliated Companies intend to pay aggregate distributions to their owners of approximately $0.3 million, representing the balance of such owners' federal and state income tax liability attributable to taxable income of the Affiliated Companies for the year ended December 31, 1996 and the aggregate estimated federal and state income taxes payable by such owners in respect of the Affiliated Companies' income from January 1, 1997 through the consummation of the Formation Transactions. In addition, immediately prior to the consummation of the Formation Transactions, the Affiliated Companies intend to pay aggregate distributions of approximately $2.2 million, representing retained earnings of the Affiliated Companies for which the owners thereof have previously paid income tax.

  Following the consummation of the Formation Transactions, none of the Affiliated Companies which is a corporation will be eligible to be taxed pursuant to Subchapter S of the Code and the Subchapter S status of each of such Affiliate Companies will terminate. Accordingly, the Company will be liable for income taxes relating primarily to the Company's historical use of the installment method of reporting for income tax purposes with respect to the sale of Vacation Ownership Interests and other timing differences, which will be reflected as deferred taxes on the Company's consolidated balance sheet. Assuming the Formation Transactions had occurred on January 1, 1996, such deferred tax liability would have been approximately $9.7 million resulting from the use of the installment method of reporting for income tax purposes and other timing differences. Such liability would not have been payable until the installment payments on customer mortgages receivable from customers are received by the Company. See "Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   DILUTION

  After giving effect to the payment of the $2.5 million distribution described in "Prior Income Tax Status and Planned Distribution;" and the consummation of the Formation Transactions, the pro forma net tangible book value of the Company at September 30, 1996 was approximately $12.6 million, or $0.67 per share of Common Stock. Pro forma net tangible book value per share of Common Stock represents the Company's total tangible assets less its total liabilities, divided by the total number of outstanding shares of Common Stock. Without taking into account any other changes in net tangible book value after September 30, 1996, other than the sale by the Company of the 4,625,000 shares of Common Stock offered hereby (and the deduction of the underwriting discounts and commissions) and other estimated offering expenses, the application of the estimated net proceeds therefrom and the distribution referred to above, the net tangible book value of the Company at September 30, 1996, would have been approximately $65.1 million, or $3.46 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.79 per share to the Existing Shareholders and an immediate dilution in net tangible book value of $9.54 per share to purchasers of Common Stock in the Offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of Common
 Stock (at the mid-point of the estimated pricing range)...        $13.00(1)
  Pro forma net tangible book value per share of Common
   Stock as of
   September 30, 1996......................................  $0.67
  Increase in net tangible book value per share of Common
   Stock attributable to the Offering......................  $2.79
                                                             -----
Pro forma net tangible book value per share of Common Stock
 after the Offering........................................        $ 3.46
                                                                   ------
Dilution per share of Common Stock to purchasers of Common
 Stock in the Offering.....................................        $ 9.54
                                                                   ======

--------
(1) Before deduction of estimated underwriting discounts and commissions, and expenses of the Offering to be paid by the Company.

  The following table sets forth, as of September 30, 1996, after giving effect to the Formation Transactions and the Offering, the number of shares of Common Stock purchased, the total consideration paid therefor and the average price paid per share of Common Stock by the Existing Shareholders and the purchasers of Common Stock in the Offering, respectively. The following table does not give effect to an aggregate of 535,000 shares of Common Stock issuable pursuant to existing options and does not include up to 832,500 shares of Common Stock which the Underwriters may purchase from the Company and/or the Selling Shareholders pursuant to an exercise of their over-allotment option. To the extent that any of such options are exercised, there will be further dilution to purchasers of Common Stock in the Offering. See "Management--Stock Plan" and "Underwriting."

                          SHARES PURCHASED     TOTAL CONSIDERATION
                         --------------------- -------------------
                                                                   AVERAGE PRICE
                           NUMBER      PERCENT   AMOUNT    PERCENT   PER SHARE
                         ----------    ------- ----------- ------- -------------
Existing
 Shareholders(1)........ 14,175,000(2)   75.4% $   268,300    -- %    $ 0.02
New investors(3)........  4,625,000      24.6% $60,125,000  100.0%    $13.00
                         ----------     -----  -----------  -----
  Total................. 18,800,000     100.0% $60,393,300  100.0%
                         ==========     =====  ===========  =====

--------
(1) Existing Shareholders of the Company who received shares of Common Stock pursuant to the Formation Transactions.
(2) Sales of Common Stock by the Existing Shareholders in the Offering will cause the number of shares of Common Stock held by the Existing Shareholders to be reduced to 13,250,000 shares, or 70.5% of the total shares of Common Stock to be outstanding after the Offering, and will increase the number of shares held by new investors to 5,550,000 shares, or 29.5% of the total number of shares to be outstanding after the Offering. See "Principal and Selling Shareholders."
(3) Purchasers of Common Stock in the Offering.

              SELECTED COMBINED HISTORICAL FINANCIAL INFORMATION
  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE AND AVERAGE PRICE DATA)

  The following table sets forth selected combined historical financial information for the years ended December 31, 1992, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996. The selected combined historical financial information (excluding "Operating Data") for the three years ended December 31, 1995 was derived from the Company's Combined Financial Statements, which were audited by KPMG Peat Marwick LLP, independent auditors, whose report with respect to the three-year period ended December 31, 1995, together with such combined financial statements appears elsewhere herein. The selected combined historical financial information for the year ended December 31, 1992 have been derived from unaudited financial statements prepared by the Company. The selected combined historical financial information presented below as of and for the nine months ended September 30, 1995 and 1996 is unaudited. In the opinion of the management of the Company, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information included herein. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the current year or for any future period.

  The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined financial statements of the Company and Notes thereto appearing elsewhere in this Prospectus.

                                                HISTORICAL
                          ------------------------------------------------------------
                                      YEAR ENDED                   NINE MONTHS ENDED
                                     DECEMBER 31,                    SEPTEMBER 30,
                          --------------------------------------  --------------------
                            1992      1993      1994      1995      1995       1996
                          --------  --------  --------  --------  --------  ----------
STATEMENT OF OPERATIONS:
REVENUES:
 Vacation Ownership
  Interest sales........  $ 48,503  $ 55,658  $ 54,186  $ 50,156  $ 38,478  $   46,161
 Interest income........     4,662     5,096     7,654    12,886     9,102      10,727
 Resort revenue.........     9,977    10,877    11,834    12,613     9,641      10,584
 Telecommunications.....     1,703     1,980     3,378     4,802     3,688       5,257
 Other..................       489       551       584       652       410         373
                          --------  --------  --------  --------  --------  ----------
Total revenues..........    65,334    74,162    77,636    81,109    61,319      73,102
COSTS AND OPERATING
 EXPENSES:
 Vacation Ownership
  Interest cost of
  sales.................    10,254    11,521    11,391    12,053     9,215      11,329
 Sales and marketing....    17,689    21,866    22,872    22,318    16,728      20,094
 Loan portfolio
   Interest expense--
    treasury............     1,556     2,070     3,605     6,516     4,678       5,026
   Provision for
    doubtful accounts...     3,405     3,903     3,803     3,522     2,700       3,272
 Resort expenses........     8,594     9,493    10,037    10,585     8,145       8,847
 Telecommunications
  expenses..............     1,358     1,537     2,520     3,654     2,852       4,114
 General and
  administrative........     6,628     7,419     7,988     6,979     5,141       5,343
 Depreciation and
  amortization..........       875       875     1,392     2,215     1,565       1,815
 Interest expense--
  other.................     2,523     2,269     2,106     3,168     2,186       2,972
 Other..................     1,688     1,318     1,241     1,020       903         567
 Deferred executive
  incentive
  compensation..........       402       380       332     3,448     2,586         914
                          --------  --------  --------  --------  --------  ----------
Total costs and
 operating expenses.....    54,972    62,651    67,287    75,478    56,699      64,293
                          --------  --------  --------  --------  --------  ----------
Operating income........    10,362    11,511    10,349     5,631     4,620       8,809
 Excess value
  recognized............     1,151       701       365       219       164         105
                          --------  --------  --------  --------  --------  ----------
Pretax income...........    11,513    12,212    10,714     5,850     4,784       8,914
 Provision for taxes....       --        --        --        --        --          --
                          --------  --------  --------  --------  --------  ----------
Net income..............  $ 11,513  $ 12,212  $ 10,714  $  5,850  $  4,784  $    8,914
                          ========  ========  ========  ========  ========  ==========
CASH FLOW DATA:
EBITDA(a)...............  $ 15,316  $ 16,725  $ 17,452  $ 17,530  $ 13,049  $   18,622
Cash flow provided by
 (used in):
 Operating activities...  $ 17,604  $ 10,880  $ 13,571  $ 13,433  $  7,076  $    9,040
 Investing activities...  $(20,621) $(20,530) $(20,434) $(22,639) $(15,772) $  (19,995)
 Financing activities...  $  3,410  $ 11,085  $  6,512  $ 15,131  $ 13,725  $   10,339

                                                 HISTORICAL
                             ---------------------------------------------------
                                        YEAR ENDED             NINE MONTHS ENDED
                                       DECEMBER 31,              SEPTEMBER 30,
                             --------------------------------- -----------------
                              1992    1993     1994     1995     1995     1996
                             ------- ------- -------- -------- -------- --------
OPERATING DATA:
Number of resorts at end of
 period....................        2       2        2        2        2        3
Number of Vacation
 Ownership Interests
 sold(b)...................    4,980   5,679    5,582    5,190    3,947    4,499
Number of Vacation
 Ownership Interests in
 inventory at end of
 period(c).................    1,967   3,781    3,822    3,054    3,808   14,002
Average price of Vacation
 Ownership Interest sold...  $ 9,740 $ 9,801 $  9,707 $  9,664 $  9,749 $ 10,260
BALANCE SHEET DATA (AT END
 OF PERIOD):
Cash (including restricted
 cash).....................  $ 3,779 $ 5,215 $  4,864 $ 10,788 $  9,893 $ 10,172
Total assets...............  $73,827 $99,431 $117,989 $140,651 $137,374 $163,501
Long-term debt.............  $45,650 $57,474 $ 64,769 $101,504 $100,098 $110,284
Shareholders' equity.......  $12,254 $23,726 $ 33,658 $ 17,904 $ 16,838 $ 25,814

--------
(a) As shown below, EBITDA represents net income before interest expense, income taxes, depreciation and amortization and excess value recognized which reflects the amortization of the difference between the fair value of the Company at the time of its purchase by Messrs. Gellein and Adler and a third individual, less the purchase price paid to acquire the Company. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be construed as an alternative to net income as a measure of the Company's operating results or to operating cash flow as a measure of liquidity. The following table reconciles EBITDA to net income:

                                                                  NINE MONTHS
                                      YEAR ENDED                     ENDED
                                     DECEMBER 31,                SEPTEMBER 30
                            ----------------------------------  ----------------
                             1992     1993     1994     1995     1995     1996
                            -------  -------  -------  -------  -------  -------
   Net Income.............. $11,513  $12,212  $10,714  $ 5,850  $ 4,784  $ 8,914
   Interest expense--
    treasury...............   1,556    2,070    3,605    6,516    4,678    5,026
   Interest expense--
    other..................   2,523    2,269    2,106    3,168    2,186    2,972
   Taxes...................       0        0        0        0        0        0
   Depreciation and
    amortization...........     875      875    1,392    2,215    1,565    1,815
   Excess value
    recognized.............  (1,151)    (701)    (365)    (219)    (164)    (105)
                            -------  -------  -------  -------  -------  -------
   EBITDA.................. $15,316  $16,725  $17,452  $17,530  $13,049  $18,622
                            =======  =======  =======  =======  =======  =======

(b) Includes both annual and alternate-year Vacation Ownership Interests.
(c) Inventory classified as annual Vacation Ownership Interests.

                   PRO FORMA COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma combined financial information is based on the historical financial statements of the Company and has been prepared to illustrate the effect of the consummation of the Formation Transactions, the application of the proceeds of the Offering to the Company as set forth under "Use of Proceeds" and planned distributions to Existing Shareholders prior to the Formation Transactions as if they had occurred at the beginning of the periods presented for the pro forma combined statements of operations for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996 and as of September 30, 1996 with respect to the pro forma balance sheet. The pro forma combined financial information does not purport to represent what the Company's financial position and results of operations would actually have been if such transactions had in fact occurred on such dates. The pro forma adjustments are based on currently available information and upon certain assumptions that management believes are reasonable under current circumstances. The pro forma combined financial information and accompanying notes should be read in conjunction with the Combined Financial Statements and related Notes thereto, and other financial information pertaining to the Company included in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                  PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 1995
           (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                  DECEMBER 31, 1995
                                          ------------------------------------
                                                      PRO FORMA
                                            ACTUAL   ADJUSTMENTS    PRO FORMA
                                          ---------- -----------    ----------
STATEMENT OF OPERATIONS:
Revenues:
  Vacation Ownership Interest sales...... $   50,156  $     --      $   50,156
  Interest income........................     12,886        --          12,886
  Resort revenue.........................     12,613        --          12,613
  Telecommunications.....................      4,802        --           4,802
  Other..................................        652        --             652
                                          ----------  ---------     ----------
  Total revenues.........................     81,109        --          81,109
Costs and operating expenses:
  Costs of Vacation Ownership Interests
   sold..................................     12,053        --          12,053
  Sales and marketing....................     22,318        --          22,318
  Loan portfolio:
    Interest expense--treasury...........      6,516     (2,367)(a)      4,149
    Provision for doubtful accounts......      3,522        --           3,522
  Resort expenses........................     10,585        --          10,585
  Telecommunications expenses............      3,654        --           3,654
  General and administrative.............      6,979        --           6,979
  Depreciation and amortization..........      2,215       (181)(a)      2,034
  Interest expense--other................      3,168     (1,576)(a)      1,592
  Other..................................      1,020        --           1,020
  Deferred executive incentive
   compensation..........................      3,448        --           3,448
                                          ----------  ---------     ----------
      Total costs and operating
       expenses..........................     75,478     (4,124)        71,354
                                          ----------  ---------     ----------
      Operating income...................      5,631      4,124          9,755
Excess value recognized..................        219        --             219
                                          ----------  ---------     ----------
Pretax income............................      5,850      4,124          9,974
  Pro forma provision for income taxes...        --       3,678 (b)      3,678
                                          ----------  ---------     ----------
Net income(c)............................ $    5,850  $     446     $    6,296
                                          ==========  =========     ==========
Pro forma net income per share of Common
 Stock................................... $     0.41        --      $     0.33
Pro forma weighted average shares of
 Common Stock outstanding................ 14,175,000  4,625,000 (d) 18,800,000

--------
(a) Reflects the effect on 1995 historical statement of operations data of the issuance of common stock on January 1, 1995, and the reduction of interest expense and elimination of related amortization of prepaid financing fees, with the expected early retirement of $39.0 million of term debt.
(b) Reflects the effect on 1995 historical statement of operations data referred to in note (a) and assumes the combined Company had been treated as a C corporation rather than as S corporations and limited partnerships for federal income tax purposes.
(c) For financial reporting purposes, the Company will incur an extraordinary loss relating to the early termination of debt aggregating $0.8 million net of pro forma income taxes of $0.5 million. Such amount is not included in the above pro forma adjustments.
(d)  Reflects the Offering of 4,625,000 shares of Common Stock by the Company.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                 SEPTEMBER 30, 1995                   SEPTEMBER 30, 1996
                          ------------------------------------ ------------------------------------
                                      PRO FORMA        PRO                 PRO FORMA        PRO
                            ACTUAL   ADJUSTMENTS      FORMA      ACTUAL   ADJUSTMENTS      FORMA
                          ---------- -----------    ---------- ---------- -----------    ----------
STATEMENT OF OPERATIONS:
Revenues:
 Vacation Ownership
  Interest sales........  $   38,478        --      $   38,478 $   46,161        --      $   46,161
 Interest income........       9,102        --           9,102     10,727        --          10,727
 Resort revenues........       9,641        --           9,641     10,584        --          10,584
 Telecommunications.....       3,688        --           3,688      5,257        --           5,257
 Other..................         410        --             410        373        --             373
                          ----------  ---------     ---------- ----------  ---------     ----------
 Total revenues.........      61,319        --          61,319     73,102        --          73,102
Costs And Operating
 Expenses:
 Costs of Vacation
  Ownership
  Interests sold........       9,215        --           9,215     11,329        --          11,329
 Sales and marketing....      16,728        --          16,728     20,094        --          20,094
 Loan portfolio:
   Interest expense--
    treasury............       4,678     (1,775)(a)      2,903      5,026       (721)(a)      4,305
   Provision for
    doubtful accounts...       2,700        --           2,700      3,272        --           3,272
 Resort expenses........       8,145        --           8,145      8,847        --           8,847
 Telecommunications
  expenses..............       2,852        --           2,852      4,114        --           4,114
 General and
  administrative........       5,141        --           5,141      5,343        --           5,343
 Depreciation and
  amortization..........       1,565       (136)(a)      1,429      1,815       (258)(a)      1,557
 Interest expense--
  other.................       2,186     (1,182)(a)      1,004      2,972     (2,392)(a)        580
 Other..................         903        --             903        567        --             567
 Deferred executive
  incentive
  compensation..........       2,586        --           2,586        914        --             914
                          ----------  ---------     ---------- ----------  ---------     ----------
 Total costs and
  operating expenses....      56,699     (3,093)        53,606     64,293     (3,371)        60,922
                          ----------  ---------     ---------- ----------  ---------     ----------
Operating income........       4,620      3,093          7,713      8,809      3,371         12,180
 Excess value
  recognized............         164        --             164        105        --             105
                          ----------  ---------     ---------- ----------  ---------     ----------
Pretax income...........       4,784      3,093          7,877      8,914      3,371         12,285
 Pro forma provision
  for taxes.............         --       2,904 (b)      2,904        --       4,538 (b)      4,538
                          ----------  ---------     ---------- ----------  ---------     ----------
Net income(c)...........  $    4,784  $     189     $    4,973 $    8,914  $  (1,167)    $    7,747
                          ==========  =========     ========== ==========  =========     ==========
Pro forma net income per
 share of Common Stock..  $     0.34        --      $     0.26 $     0.63        --      $     0.41
Pro forma weighted
 average shares of
 Common Stock
 outstanding............  14,175,000  4,625,000 (d) 18,800,000 14,175,000  4,625,000 (d) 18,800,000

--------
(a) Reflects the effect on September 30, 1995 and 1996 historical statements of operations data of the issuance of common stock at the beginning of the respective period and the reduction of interest expense and elimination of related amortization of prepaid financing fees associated with the expected early retirement of $39.0 million of term debt.
(b) Reflects the effect on September 30, 1995 and 1996 historical statement of operations data referred to in note (a) and assumes the combined Company had been treated as a C corporation rather than as S corporations and limited partnerships for federal income tax purposes.
(c) For financial reporting purposes, the Company will incur an extraordinary loss relating to the early termination of debt aggregating $0.8 million net of pro forma income taxes of $0.5 million. Such amounts are not included in the above pro forma adjustments.
(d)  Reflects the offering of 4,625,000 shares of Common Stock by the Company.

  The selected combined pro forma balance sheet data set forth below as of September 30, 1996 give effect to the Formation Transaction, the Offering and the planned distribution to existing shareholders prior to the Formation Transactions, as if each had occurred on September 30, 1996. The pro forma adjustments are based upon currently available information and certain assumptions that management of the Company believes are reasonable under current circumstances.

                       COMBINED PRO FORMA BALANCE SHEET
                              SEPTEMBER 30, 1996
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                    SEPTEMBER 30, 1996
                                               --------------------------------
                                                         PRO FORMA        AS
                                                ACTUAL  ADJUSTMENTS    ADJUSTED
                                               -------- -----------    --------
ASSETS:
Cash.......................................... $  6,707  $ 53,766 (a)  $ 18,685
                                                          (38,971)(b)
                                                             (317)(c)
                                                           (2,500)(d)
Restricted cash...............................    3,465       --          3,465
Customer mortgages receivable, net............   93,239       --         93,239
Other receivables, net........................    2,927       --          2,927
Inventory of Vacation Ownership Interests.....    6,139       --          6,139
Construction in progress......................   14,360       --         14,360
                                               --------                --------
    Total Vacation Ownership Interests........   20,499       --         20,499
                                               --------                --------
Prepaid expenses and other assets.............   13,383      (879)(e)    12,504
Investment in limited partnerships............    5,059                   5,059
Land held for development.....................    6,328       --          6,328
Property and equipment, net...................   11,894       --         11,894
                                               --------  --------      --------
    Total assets.............................. $163,501  $ 11,099      $174,600
                                               ========  ========      ========
LIABILITIES:
Accounts payable and accrued liabilities...... $  3,000       --       $  3,000
Accrued compensation and benefits.............    9,420       --          9,420
Customer deposits.............................    3,840       --          3,840
Repurchase obligations........................    2,463       --          2,463
Other liabilities.............................    6,117       --          6,117
Deferred tax liability........................      --     10,300 (f)    10,300
Notes and mortgages payable...................  110,284   (38,971)(b)    71,313
                                               --------  --------      --------
    Total liabilities.........................  135,124   (28,671)      106,453
                                               --------  --------      --------
Minority interest.............................    2,563       --          2,563
Equity........................................   25,814    53,766 (a)    65,584
                                               --------                --------
                                                             (317)(c)
                                                             (879)(e)
                                                          (10,300)(f)
                                                           (2,500)(d)
                                                         --------
    Total liabilities and equity.............. $163,501  $ 11,099      $174,600
                                               ========  ========      ========

--------
(a) Reflects proceeds of $60,125 from the Offering net of related expenses of $6,359.
(b) Represents repayment of notes and mortgages payable to financial institutions.
(c) Represents penalties associated with the prepayment of certain notes payable retired with a portion of the proceeds of the offering.
(d) Reflects anticipated $2,500 in distributions to Existing Shareholders prior to the Formation Transactions.
(e) Reflects the write-off of prepaid financing fees related to be the notes and mortgages payable to financial institutions.
(f) Reflects the establishment of deferred tax liability due to the change in the Company's tax status to a C corporation.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The Company was organized in December 1996 to combine the ownership of the vacation ownership resort acquisition, development and management businesses conducted by the Company's corporate and partnership predecessors. The Company generates revenues from the sale and financing of Vacation Ownership Interests at its resorts, which typically entitle the purchaser to ownership of a fully-furnished unit for a one-week period, on either an annual or alternate-year basis. For purposes of the following discussion, sales of Vacation Ownership Interests reflect both annual and alternate year sales each as a sale of a single Vacation Ownership Interest. The Company generates additional revenues from resort operations, which include room rental operations and auxiliary resort operations such as food and beverage sales, and from management fees and telecommunications services provided by the Company at its resorts and limited telecommunications design and installation services provided for third parties.

  The Company recognizes revenues attributable to sales of Vacation Ownership Interests on an accrual basis after the execution of a binding sales contract between the Company and the purchaser, receipt by the Company of a down payment of at least 10% of the sales price and the expiration of any applicable statutory rescission period. The Company has not traditionally sold Vacation Ownership Interests prior to completion of construction; however, if the Company sells Vacation Ownership Interests prior to completion of construction in the future, the Company intends to recognize such sales in accordance with the percentage of completion method in addition to the factors identified above. Costs associated with the acquisition and development of vacation ownership resorts, including carrying costs such as interest and taxes, are generally capitalized and subsequently recorded as a cost of sales as the related revenues are recognized.

  The Company, through its predecessor corporations and partnerships, has operated in the vacation ownership industry since 1980. In December 1986, the Company was sold to a corporate acquiror. In November 1991, Messrs. Gellein and Adler, together with a third individual, acquired the Company from the corporate acquiror. In May 1995, the Company purchased (the "Executive Repurchase") the entire interest in the Company held by the third individual, who was a shareholder/executive of the Company. Also in May and September 1995, the Company redeemed options (the "Option Redemption") to purchase interests in the partnerships which operate Vistana Resort and Vistana's Beach Club, which were held by two institutions who had purchased receivables from the Company. Together, the Executive Repurchase and the Option Redemption affected the financial results in that the Company incurred additional debt to finance the Executive Repurchase and the Option Redemption. Additionally, in connection with the Executive Repurchase, the Company paid its former shareholder/executive for a five-year covenant-not-to-compete which is being amortized through April 2000.

 Results of Operations.

  The following discussion of results of operations relates to entities comprising the Company on a combined historical basis. Results of operations only reflect operations of entities in existence for each respective reporting year. The following table sets forth certain combined operating information for the entities comprising the Company for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996.

                                                                NINE MONTHS
                                           YEARS ENDED             ENDED
                                           DECEMBER 31          SEPTEMBER 30
                                       ----------------------  ---------------
                                        1993    1994    1995    1995    1996
                                       ------  ------  ------  ------  -------
STATEMENT OF OPERATIONS:
AS A PERCENTAGE OF TOTAL REVENUES
 Vacation Ownership Interest sales....   75.0%   69.8%   61.8%   62.8%    63.1%
 Interest income......................    6.9%    9.9%   15.9%   14.8%    14.7%
 Resort revenues......................   14.7%   15.2%   15.6%   15.7%    14.5%
 Telecommunications revenues..........    2.7%    4.4%    5.9%    6.0%     7.2%
 Other................................    0.7%    0.7%    0.8%    0.7%     0.5%
                                       ------  ------  ------  ------  -------
   Total revenues.....................  100.0%  100.0%  100.0%  100.0%   100.0%
                                       ======  ======  ======  ======  =======
AS A PERCENTAGE OF VACATION OWNERSHIP
 INTEREST SALES
 Vacation Ownership Interest cost of
  sales...............................   20.7%   21.0%   24.0%   24.0%    24.5%
 Sales and marketing..................   39.3%   42.2%   44.5%   43.5%    43.5%
 Provision for doubtful accounts......    7.0%    7.0%    7.0%    7.0%     7.1%
AS A PERCENTAGE OF INTEREST INCOME
 Interest expense--treasury...........   40.6%   47.1%   50.6%   51.4%    46.9%
AS A PERCENTAGE OF TOTAL REVENUES
 General and administrative...........   10.0%   10.3%    8.6%    8.4%     7.3%
 Depreciation and amortization........    1.2%    1.8%    2.7%    2.5%     2.5%
 Interest expense--other..............    3.1%    2.7%    3.9%    3.6%     4.1%
 Other................................    1.8%    1.6%    1.3%    1.5%     0.8%
 Total costs and operating expenses...   84.5%   86.7%   93.1%   92.5%    88.0%
AS A PERCENTAGE OF RESORT REVENUES
 Resort expenses(1)...................   87.3%   84.8%   83.9%   84.5%    83.6%
AS A PERCENTAGE OF TELECOMMUNICATIONS
 REVENUES
 Telecommunications expenses(1).......   77.6%   74.6%   76.1%   77.3%    78.3%
SELECTED OPERATING DATA:
 Number of resorts at end of period...      2       2       2       2        3
 Number of Vacation Ownership
  Interests sold(2)...................  5,679   5,582   5,190   3,947    4,499
 Number of Vacation Ownership
  Interests in inventory at end of
  period(3)...........................  3,781   3,822   3,054   3,808   14,002
 Average price of Vacation Ownership
  Interests sold...................... $9,801  $9,707  $9,664  $9,749  $10,260

--------
(1) Does not include interest and depreciation expenses.
(2) Includes both sales of annual and alternate-year Vacation Ownership
    Interests.
(3) Inventory classified as annual Vacation Ownership Interests.

 Comparison of Nine Months Ended September 30, 1996 to Nine Months Ended September 30, 1995.

  For the nine months ended September 30, 1996, the Company recognized total revenues of $73.1 million compared to $61.3 million for the nine months ended September 30, 1995, an increase of $11.8 million, or 19.2%. This increase is primarily the result of a $7.7 million increase in sales of Vacation Ownership Interests from $38.5 million during 1995 to $46.2 million during 1996, an increase of 20%. Sales of Vacation Ownership Interests increased primarily as a result of (i) a 5.2% increase in the average sales price of Vacation Ownership Interests, and (ii) a 14.0% increase in the number of Vacation Ownership Interests sold from 3,947 to 4,499. The increase in Vacation Ownership Interests sold was the result of the Company's marketing activities in central Florida and a more than two-fold increase in sales generated by the Company's internationally-based marketing efforts which grew from $3.1 million in 1995 to $6.9 million in 1996.

  Interest income increased 17.9% from $9.1 million to $10.7 million due to an 18.7% increase in the principal amount of net customer mortgages receivable from $78.5 million to $93.2 million, and an increased average yield on the Company's customer mortgages receivable portfolio from 14.1% to 14.4%. Also included in interest income, discount amortization recognized on customer mortgages receivable increased 23.2% from $1.3 million to $1.6 million as the Company recognized discount amortization for the full period in 1996, as compared to a portion of the period in 1995. This discount resulted from a 1995 transaction in which the Company re-acquired customer mortgages receivable (pursuant to a related clean-up call provision pertaining to the original transaction) which had been previously sold in 1991. As of September 30, 1996, $2.1 million of the unamortized discount remained and is expected to be amortized over the next two years.

  Resort revenues increased 9.8%, from $9.6 million to $10.6 million, as a result of increased room rentals at Vistana Resort, as well as increased revenues from Vistana Resort's retail operations. Telecommunications revenues (guest telephone charges relating to the existing resorts and revenues from contracting services provided to third parties) increased 42.5%, from $3.7 million to $5.3 million, due to increased telephone usage by resort guests and an increase in contracting revenues from $2.7 million to $4.1 million.

  Operating costs and expenses increased 13.4% from $56.7 million to $64.3 million, although, as a percentage of total revenues, operating costs and expenses decreased from 92.5% in 1995 to 88.0% in 1996. Product costs, sales and marketing costs and resort expenses increased at a rate commensurate with or in excess of that of related revenues. Loan portfolio costs, general and administrative expenses, and depreciation increased at rates less than the rate by which revenues increased. Provision for doubtful accounts remained constant at 7.0% of revenues in 1995 and 1996. The Company annually monitors its provision for doubtful accounts to provide for future losses associated with any defaults on customer mortgages receivable and provides for additions to the reserve as a percentage of Vacation Ownership Interests sold in the applicable period. Management believes that the provision is adequate for such future losses. Interest expense-treasury increased due to increased borrowings secured by customer mortgages receivable. Depreciation and amortization increased at a rate lower than that of total revenues reflecting the leveraging of these costs and assets over a larger revenue base. In addition, operating costs and expenses decreased by $1.6 million as a result of a decrease in the amount of deferred executive incentive compensation.

  Costs of sales as a percentage of Vacation Ownership Interest sales increased from 24.0% in 1995 to 24.5% in 1996 reflecting a larger percentage of Vacation Ownership Interests sold in 1996 compared to 1995 from a more expensive phase at Vistana Resort in Orlando, resulting from a relatively greater per unit cost for land and amenities than prior phases. The Company expects to complete sales from this higher-cost phase in mid-1997 and in future periods the Company expects later phases to have relatively lower costs for land and amenities. Sales and marketing costs as a percentage of such sales remained constant at 43.5%.

  General and administrative expenses increased 3.9% from $5.1 million to $5.3 million. However, as a percentage of total revenues, these costs decreased from 8.4% to 7.3%. Resort expenses as a percentage of resort revenues remained relatively constant at approximately 84% as did telecommunications expenses as a percentage of telecommunications revenues at 77% and 78%, respectively.

  Interest expense-treasury (consisting of interest paid on borrowings secured by customer mortgages receivable) increased 7.4% from $4.7 million to $5.0 million. However, as a percentage of interest income, interest expense-treasury decreased from 51.4% to 46.9%. This increase reflects higher borrowings secured by customer mortgages receivable to fund growth in the Company's operations and the relatively higher interest income described above. Interest expense-other increased $0.8 million, or 36.0%, to $3.0 million in 1996 as a result of the impact for the full nine months of the debt associated with the Executive Repurchase and Option Redemption.

  During 1995, the Company amended certain senior executives' employment agreements, which increased deferred executive incentive compensation, on a cumulative basis, from 1991 through 1995. As a result, deferred executive incentive compensation decreased by 64.7% to $0.9 million in 1996 from $2.6 million in 1995. The Company intends to enter into new employment agreements with its senior executives effective upon completion of the Offering and, as a result, anticipates that there will be no equivalent expense after 1996. See "Management--Employment Agreements."

  Pre-tax income increased 86.3% from $4.8 million to $8.9 million.

 Comparison of Year Ended December 31, 1995 to Year Ended December 31, 1994.

  For the year ended December 31, 1995, the Company recognized total revenues of $81.1 million compared to $77.6 million for the year ended December 31, 1994, an increase of $3.5 million or 4.5%. Such increase is primarily due to higher interest income, telecommunications revenues and resort revenues, which offset a 7.4% decrease in revenues from sales of Vacation Ownership Interests from $54.2 million to $50.2 million. The decrease in Vacation Ownership Interests sold is primarily the result of a $4.8 million decrease in sales from the Company's marketing activities in central Florida.

  Interest income increased 68.4%, from $7.7 million to $12.9 million, due to a 25.7% increase in the principal amount of net customer mortgages receivable from $64.0 million to $80.5 million. The year-end weighted average interest rate on the customer mortgages receivable portfolio increased from 13.67% to 13.95% per annum. The Company also recognized additional interest income of $2.1 million in 1995 as a result of the recognition of a discount amortization on certain customer mortgages receivable repurchased (pursuant to a related clean up call provision pertaining to the original transaction) from an investment partnership.

  Resort revenues increased 6.6%, from $11.8 million to $12.6 million, as a result of the increased number of rooms rented. Telecommunications revenues increased by 42.2% from $3.4 million to $4.8 million. This increase is primarily due to a $1.2 million increase in revenues derived from contracting services provided to third parties.

  Operating costs and expenses increased by 12.2% from $67.3 million to $75.5 million. As a percentage of total revenues, operating costs and expenses increased from 86.7% to 93.1%. This increase is primarily attributable to a $3.1 million increase in deferred executive incentive compensation expense resulting from an amendment to certain senior executives' employment agreements. Additionally, there was an increase in cost of sales of Vacation Ownership Interests as a percentage of Vacation Ownership Interest sales from 21.0% to 24.0% due to (i) the commencement of sales of Vacation Ownership Interests at a new phase at Vistana Resort, which had a corresponding greater per unit land and amenity cost than prior phases, and (ii) an increased percentage of sales of Vacation Ownership Interests at Vistana's Beach Club (which have a lower average sales price per unit than those at Vistana Resort and a higher product cost as a result of the high-rise nature of the construction), from 8.5% of all Vacation Ownership Interests sold in 1994 to 16.1% in 1995 which carried a higher product cost.

  Sales and marketing costs as a percentage of Vacation Ownership Interest sales increased from 42.2% in 1994 to 44.5% in 1995, reflecting decreased efficiencies of the Company's marketing activities in central Florida and increased sales costs.

  General and administrative costs decreased 12.6%, from $8.0 million to $7.0 million, due principally to a decrease in aggregate executive compensation and related costs payable by the Company as a result of the Executive Repurchase.

  Interest expense-treasury increased 80.7%, from $3.6 million to $6.5 million, due to an increase in hypothecation activities pursuant to which the total amount of notes payable secured by customer mortgages receivable increased from a year-end balance of $44.5 million in 1994 to a year-end balance of $65.9 million in 1995. This increased borrowing funded a 14.9% increase in inventory and units under construction during 1995, from $15.9 million at December 31, 1994 to $18.3 million at December 31, 1995. The Company's interest expense-other increased 50.4% from $2.1 million to $3.2 million. The increase in interest expense-other is attributable to indebtedness incurred in connection with the Executive Repurchase and the Option Redemption. Both interest expense-treasury and interest expense-other increased in 1995 in part due to the full-year effect in 1995 of higher interest rates which rose during 1994 and were sustained at higher levels throughout 1995.

  Resort expenses increased 5.5% from $10.0 million in 1994 to $10.6 million in 1995. Telecommunications expenses increased 45.0% from $2.5 million in 1994 to $3.7 million in 1995, primarily as a result of an increase in the percentage of costs attributable to contracting services provided to third parties. These increases were consistent with the increases in resort and telecommunications revenues, respectively.

  During 1995, the Company amended certain senior executives' employment agreements, which increased deferred executive incentive compensation, on a cumulative basis, from 1991 through 1995. This had the effect of increasing deferred executive incentive compensation to $3.4 million in 1995 from $0.3 million in 1994. See "Management--Employment Agreements."

  Pre-tax income decreased 45.4%, from $10.7 million to $5.9 million.

 Comparison of Year Ended December 31, 1994 to Year Ended December 31, 1993.

  For the year ended December 31, 1994, the Company recognized total revenues of $77.6 million compared to $74.2 million for the year ended December 31, 1993, an increase of 4.7%. This increase is primarily due to a 50.2% increase in interest income and a 70.6% increase in telecommunications revenues, and offset a 2.6% decrease in revenues from sales of Vacation Ownership Interests resulting from reduced effectiveness of the Company's marketing activities in central Florida.

  Interest income increased by 50.2%, from $5.1 million to $7.7 million, due to an increase in the amount of hypothecation financing activity (versus sales of customer mortgages receivable in prior periods), which correspondingly increased the amount of net customer mortgages receivable. Net customer mortgages receivable increased 27.6% from $50.2 million to $64.0 million. Additionally, the weighted average yield on the portfolio of customer mortgages receivable increased from 13.5% at the end of 1993 to 13.7% at the end of 1994. Telecommunications revenues increased as a result of higher percentage volume of contracting services provided to third parties and an increase in guest telephone usage at the Company's resorts.

  Operating costs and expenses increased 7.4% from $62.7 million to $67.3 million. As a percentage of total revenues, operating costs and expenses increased from 84.5% in 1993 to 86.7% in 1994. This increase in operating costs is primarily due to an increase in total sales and marketing costs as a percentage of Vacation Ownership Interest revenues from 39.3% in 1993 to 42.2% in 1994. This increase is due to increased marketing activities in response to greater competition in the Orlando, Florida market during the summer of 1994 in which two new competitors commencing sales operations. Telecommunications expenses increased 64.0%, from $1.5 million in 1993 to $2.5 million in 1994 primarily as a result of an increase in the percentage of the costs attributable to contracting services provided to third parties consistent with the corresponding percentage increase in telecommunications revenues. Resort expenses increased 5.7% from $9.5 million in 1994 to $10.0 million in 1993, consistent with the increased resort revenues.

  Cost of sales with respect to Vacation Ownership Interests revenues increased from 20.7% in 1993 of Vacation Ownership Interest revenues to 21.0% in 1994. This increase is attributable to a higher percentage of sales at Vistana's Beach Club which had a higher cost of sales than those at Vistana Resort. General and administrative expenses increased 7.7% from $7.4 million in 1993 to $8.0 million in 1994. As a percentage of total revenues, general and administrative expenses increased from 10.0% in 1993 to 10.3% in 1994 due to higher labor costs and expanded development and training programs. Depreciation and amortization expenses increased 59.0% from 1994 to 1993 primarily as a result of the acquisition of a building currently leased to a third party as a retail facility, as well as the purchase of telecommunications equipment.

  Interest expense-treasury increased 74.2%, to $3.6 million in 1994 from $2.1 million in 1993, as a result of (i) increased hypothecation financing activity to fund the Company's operations and acquisition and development activities; and (ii) a 2.5% rise in the prime rate to 8.5%, which affected a portion of the Company's debt. Total notes payable on all borrowings increased 12.7% from $57.5 million at year-end 1993 to $64.8 million at year-end of 1994.

  Pre-tax income decreased 12.3% from $12.2 million in 1993 to $10.7 million in 1994.

 Liquidity and Capital Resources.

  The Company generates cash for operations from the sale and financing of Vacation Ownership Interests, resort operations, management activities and telecommunications services. With respect to the sale of Vacation

Ownership Interests, the Company generates cash for operations from customer down payments and third party financing of customer mortgages receivable in amounts typically equal to 90% of the related customer mortgage receivable. The Company generates additional cash from the financing of Vacation Ownership Interests equal to the difference between the interest charged on the customer mortgages receivable (which averaged 14.4% at September 30, 1996) and the interest paid on the notes payable secured by the Company's pledge of such customer mortgages receivable (which averaged 10.4% at September 30, 1996).

  During the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, cash provided by operating activities was $9.0 million, $7.1 million, $13.4 million, $13.6 million and $10.9 million, respectively. Cash generated from operating activities was higher in 1996 resulting from an increase in net income. Cash generated from operating activities was comparable between 1995 and 1994. Cash generated from operating activities was higher in 1994 than 1993 due to decreased levels of construction expenditures in 1994.

  Net cash used in investing activities for the nine months ended September 30, 1996 and 1995, and the years ended December 31, 1995, 1994 and 1993 was $20.0 million, $15.8 million, $22.6 million, $20.4 million and $20.5 million, respectively. Pursuant to a 1992 agreement wherein the Company agreed to sell to third parties a stipulated volume of its customer mortgages receivable, the Company completed such sales during 1993 and 1994. The Company has not entered into any similar agreement since the 1992 agreement and does not anticipate entering into any such agreement in the future. For the nine months ended September 30, 1996, the increase in customer mortgages receivable was due to increased sales of Vacation Ownership Interests in 1996. The growth in customer mortgages receivable in 1994 compared to 1993 was generally comparable, as was the overall volume of Vacation Ownership Interest sales for 1994 compared to 1993.

  For the nine months ended September 30, 1996 and 1995, and for the years ended December 31, 1995, 1994, and 1993, net cash provided by financing activities was $10.3 million, $13.7 million, $15.1 million, $6.5 million and $11.1 million, respectively. The increase in proceeds from notes payable in 1995 funded the increased level of equity distributions attributable to the Executive Repurchase and the Option Redemption. The net cash figures for 1996 were comparable with 1995. In addition, year-to-year net cash provided from investing activities fluctuates as a result of the Company's borrowing activities and its relative investment in land and related Vacation Ownership Interest inventory.

  The Company requires funds to finance the acquisition and development of vacation ownership resorts and related inventory, and to finance customer purchases of Vacation Ownership Interests. Historically, these funds have been provided by indebtedness secured by a portion of the Company's inventory of unsold Vacation Ownership Interests, customer mortgages receivable and other assets. In addition, the Company incurred additional indebtedness in connection with the Executive Repurchase and Option Redemptions. As of September 30, 1996, the Company had $14.8 million outstanding under its notes payable secured by its land and Vacation Ownership Interest inventory, and $65.7 million outstanding under its notes payable secured by customer mortgages receivable. Upon completion of the Offering and the application of proceeds therefrom, the Company anticipates that $20.0 million of the notes payable secured by customer mortgages receivable will be repaid, as well as $18.9 million in other indebtedness. As of September 30, 1996, the Company's scheduled principal payments on its pro-forma long-term indebtedness through 2001 (excluding payments on revolving credit facilities) are $1.4 million in 1996 (last three months), $2.0 million in 1997, $1.4 million in 1998, $1.4 million in 1999, $1.1 million in 2000 and $0.7 million in 2001.

  Over the next 12 months, the Company anticipates spending approximately $35 million for expansion and development activities at Vistana Resort, Oak Plantation Villas by Vistana and Vistana Resort at World Golf Village. In addition, the Company anticipates expenditures in connection with the development of the Myrtle Beach Resort and the PGA Vacation Resort by Vistana, the amount of which will be dependent upon the size and timing of the initial phases of such resorts. The Company expects to fund its operations and development activities at its existing resorts and the acquisition of new resorts with (i) cash flow from operations; (ii) borrowings under existing credit facilities; (iii) the net proceeds to the Company of the Offering
(after repayment
of certain outstanding indebtedness); and (iv) borrowings under new credit facilities which the Company intends to secure. As of September 30, 1996, the Company's existing credit facilities had an available capacity of approximately $62.6 million, including credit facilities to fund customer financing, working capital, and construction and development activities. The Company believes that its available capacity under its existing credit facilities is sufficient to meet such capital needs for at least the next 12 months.

  The Company intends to pursue a growth-oriented strategy; accordingly, the Company may, from time to time acquire, among other things, additional vacation ownership resorts and additional land upon which vacation ownership resorts may be developed, and operating companies providing or possessing quality resorts, vacation ownership assets, or management, sales or marketing expertise applicable to the Company's operations in the vacation ownership industry. In this regard, the Company is currently considering the acquisition of several additional land parcels for the development of additional resorts, either under a non-multi-hotel brand, under the Vistana brand, one of Promus' brands or the PGA Vacation Resort brand. See "Business--Affiliation with Promus." The Company may also evaluate asset and operating company acquisitions, but presently has no contracts or capital commitments relating to any such potential acquisition.

  In the future, the Company may negotiate additional credit facilities, or issue debt or additional equity securities. Any debt incurred or issued by the Company may be secured or unsecured, fixed or variable rate interest, and may be subject to terms and conditions approved by management. The Company has historically enjoyed good credit relationships and has been successful in establishing new relationships and expanding existing credit facilities as its growth and opportunities have necessitated. Management believes it will continue to be able to borrow in this manner.

  The Company believes that the net proceeds to the Company from the Offering, together with cash generated from operations and future borrowings, will be sufficient to meet the Company's working capital and capital expenditure needs for the next 12 months. However, depending upon conditions in the capital and other financial markets, and other factors, the Company may from time to time consider the issuance of debt or other securities, the proceeds of which may be used to finance acquisitions, to refinance debt or for general corporate purposes. The Company believes that the Company's properties are adequately covered by insurance. See "Business--Insurance."

 Inflation.

  Inflation and changing prices have not had a material impact on the Company's revenues, operating income and net income during any of the Company's three most recent fiscal years. Due to the current economic climate, the Company does not expect that inflation and changing prices will have a material impact on the Company revenues, operating income or net income. To the extent inflationary trends affect short-term interest rates, a portion of the Company's debt service costs may be affected as well as the rates the Company charges on its customer mortgages.

 Seasonality.

  The Company's revenues are moderately seasonal with owner and guest activity the greatest from February through April and June through August. As the Company expands into new markets and geographic locations it may experience new seasonality dynamics creating fluctuations in operating results.

                                   BUSINESS

COMPANY HISTORY

  Founded in 1980, the Company is a leading developer and operator of timeshare resorts in the United States. The Company's principal operations consist of (i) acquiring, developing and operating vacation ownership resorts;
(ii) marketing and selling Vacation Ownership Interests in its resorts, either on an annual or alternate-year basis; and (iii) providing financing for the purchase of Vacation Ownership Interests at its resorts. The Company currently operates three vacation ownership resorts in Florida with a total of 1,378 units, or 70,278 Vacation Ownership Interests, and is currently constructing a fourth resort at World Golf Village, a destination golf resort and future home of the World Golf Hall of Fame currently under development near St. Augustine, Florida. In addition, the Company has entered into an exclusive joint venture agreement with Promus, a leading hotel company in the United States, for the joint development and operation of vacation ownership resorts in selected North American markets. The Company has also entered into a letter of intent with PGA of America for the development of golf-oriented vacation ownership resorts.

  The Company opened the first vacation ownership resort in Orlando, Florida, which has become one of the largest vacation ownership markets in the world. During its 16-year history, the Company has sold in excess of $550 million of Vacation Ownership Interests and has an ownership base of over 49,000 owners residing in more than 100 countries. Raymond L. Gellein, Jr., the Chairman and Co-Chief Executive Officer, and Jeffrey A. Adler, the President and Co-Chief Executive Officer, have been employed by the Company since 1980 and 1983, respectively. Under their direction, the Company has focused on creating a values-driven business culture that emphasizes excellence and quality relationships with its employees, customers and business partners. Management believes that these philosophies have been instrumental to the Company's success.

  The quality and customer appeal of the Company's resorts have been recognized through industry awards and by several leading travel publications. The Company's flagship resort, Vistana Resort in Orlando, contains 1,060 units developed in seven phases on a 135-acre landscaped complex featuring swimming pools, tennis courts, restaurants and other recreational amenities. In 1995 and 1996, Conde Nast Traveler magazine selected Vistana Resort as a "Gold List" resort, the only vacation ownership resort to be included as one of the top 500 resorts in the world. Similarly, the most recent Zagat Survey of U.S. Hotels, Resorts & Spas ranked Vistana Resort as one of the top resorts in Orlando, commenting that it contains the "most luxurious villas in Orlando." Each of the Company's operating resorts is rated as a Gold Crown resort by Resort Condominiums International ("RCI"), the operator of the world's largest Vacation Ownership Interest exchange network, which was recently acquired by HFS Incorporated. The Gold Crown distinction is reserved for approximately the top 14% of the more than 3,000 vacation ownership resorts in the RCI network.

THE VACATION OWNERSHIP INDUSTRY

  The Market. The resort component of the leisure industry is primarily serviced by two alternatives for overnight accommodations: commercial lodging establishments and vacation ownership resorts. Commercial lodging consists principally of hotels and motels in which a room is rented on a nightly, weekly or monthly basis for the duration of the visit and is supplemented by rentals of privately-owned condominium units or homes. For many vacationers, particularly those with families, a lengthy stay at a quality commercial lodging establishment can be expensive and the space provided relative to the cost is not economical. In addition, room rates at such establishments are subject to change periodically and availability is often uncertain. For these and other reasons, vacation ownership presents an economical and reliable alternative to commercial lodging for many vacationers.

  First introduced in Europe in the mid-1960s, vacation ownership has been one of the fastest-growing segments of the hospitality industry during the past two decades. In 1994 (the latest period for which ARDA information is available), the industry experienced a record year, with 384,000 new owners and purchases of 560,000 Vacation Ownership Interests resulting in a sales volume of $4.76 billion (up from approximately $490 million in 1980). Based on other industry information, the Company believes that vacation ownership sales exceeded $5.0 billion in 1995. As shown in the following charts, the worldwide vacation ownership industry has expanded significantly since 1980 both in terms of the number of Vacation Ownership Interests sold and total sales volume:

                                     LOGO

             [The following tables are represented as bar graphs]

               Dollar Volume of Vacation Ownership Interest Sales
                                 (in billions)

             1                       1980                    $0.490
             2                       1981                    $0.965
             3                       1982                    $1.165
             4                       1983                    $1.340
             5                       1984                    $1.735
             6                       1985                    $1.580
             7                       1986                    $1.610
             8                       1987                    $1.940
             9                       1988                    $2.390
            10                       1989                    $2.970
            11                       1990                    $3.240
            12                       1991                    $3.740
            13                       1992                    $4.250
            14                       1993                    $4.505
            15                       1994                    $4.760


              Number of Vacation Ownership Interest Owners
                                 (in millions)

             1                       1980                     0.155
             2                       1981                     0.220
             3                       1982                     0.335
             4                       1983                     0.470
             5                       1984                     0.620
             6                       1985                     0.805
             7                       1986                     0.970
             8                       1987                     1.125
             9                       1988                     1.310
            10                       1989                     1.530
            11                       1990                     1.800
            12                       1991                     2.070
            13                       1992                     2.363
            14                       1993                     2.760
            15                       1994                     3.144

                                     LOGO
 Source: American Resort Development Association, The 1995 Worldwide Timeshare
                                   Industry

  In addition, the vacation ownership industry has experienced consistent and steady growth from 1990 through 1994, achieving average annual growth rates of approximately 10.2% in sales volume, 14.6% in number of owners and 8.4% in number of Vacation Ownership Interests sold per year.

  The Economics. The Company believes that national lodging and hospitality companies are attracted to the vacation ownership concept because of the industry's relatively low product cost and high profit margins and the recognition that vacation ownership resorts provide an attractive alternative to the traditional hotel-based vacation and allow the hotel companies to leverage their brands into additional resort markets where demand exists for accommodations beyond traditional rental-based lodging operations.

  The Consumer. According to information compiled by ARDA for the year ended December 31, 1994, the prime market for Vacation Ownership Interests consists of individuals in the 40-55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time. The median age of a Vacation Ownership Interest buyer at the time of purchase is 46. The median annual household income of current Vacation Ownership Interest owners in the United States is approximately $63,000, with approximately 35.0% of all Vacation Ownership Interest owners having annual household income greater than $75,000 and approximately 17.0% of such owners having annual household income greater than $100,000. Despite the growth in the vacation ownership industry, less than 2% of all United States households own a Vacation Ownership Interest. As of December 31, 1994, Vacation Ownership Interest ownership had achieved only an approximate 3.0% market penetration among United States households with income above $35,000 per year and 3.9% market penetration among United States households with income above $50,000 per year. Approximately 52% of all owners of Vacation Ownership Interests reside in the United States.

  According to the ARDA study, the three primary reasons cited by consumers for purchasing a Vacation Ownership Interest are (i) the ability to exchange the Vacation Ownership Interest for accommodations at other resorts through exchange networks such as RCI (cited by 82% of Vacation Ownership Interest purchasers), (ii) the economic savings compared to traditional hotel resort vacations (cited by 61% of purchasers) and (iii) the quality and appeal of the resort at which they purchased a Vacation Ownership Interest (cited by 54% of purchasers). According to the ARDA study, Vacation Ownership Interest buyers have a high rate of repeat purchases. Approximately 41% of all Vacation Ownership Interest owners own more than one Vacation Ownership Interest which represent approximately 65% of the industry inventory, and approximately 51% of all owners who bought their first Vacation Ownership Interest before 1985 have since purchased a second Vacation Ownership Interest. In addition, the ARDA study noted that customer satisfaction generally increases with length of ownership, age, income, multiple location ownership and access to Vacation Ownership Interest exchange networks.

  The Company believes it is well-positioned to take advantage of these demographic trends because of the location and quality of its resorts, the average sales price of its Vacation Ownership Interests and the participation of its resorts in RCI. The Company expects the vacation ownership industry to continue to grow as the baby-boom generation continues to enter the 40-55 year age bracket, the age group which contained the most Vacation Ownership Interest purchasers in 1994.

GROWTH STRATEGIES

  The Company's goal is to maintain and expand its position as a leading developer and operator of vacation ownership resorts in the United States by
(i) continuing sales of Vacation Ownership Interests at the Company's two Orlando-area resorts; (ii) acquiring, developing and selling additional vacation ownership resorts; and (iii) improving operating margins by reducing borrowing costs and reducing general and administrative expenses as a percentage of revenues. In achieving this goal, the Company intends to adhere to its core operating strategies of obtaining extensive access to qualified buyers, promoting sales excellence and delivering memorable vacation experiences to its owners and guests.

  Continuing Sales at the Company's Orlando-Area Resorts. With over 36 million visitors annually, Orlando is one of the most popular vacation destinations in the United States. The Company intends to maintain its position as a leader in the Orlando vacation ownership resort market by developing and selling an additional 479 units at Vistana Resort, representing an additional 24,429 Vacation Ownership Interests. In addition, the Company plans to continue sales at Oak Plantation Villas by Vistana, a 242-unit former apartment complex located in the Orlando market, which the Company is converting in phases into a vacation ownership resort and which is owned by a Related Partnership in which the Company holds an approximately 67% controlling interest. As of September 30, 1996, Oak Plantation Villas by Vistana had an unsold inventory of approximately 12,342 Vacation Ownership Interests. Current prices for Vacation Ownership Interests at Vistana Resort and Oak Plantation Villas by Vistana range from $7,250 to $16,000, and from $5,800 to $8,500, respectively.

  The Company believes that the Orlando market continues to offer significant growth opportunities in terms of the development of vacation ownership resorts and sales of Vacation Ownership Interests. Although the Orlando market is highly competitive, the Company believes that the combination of its 16 years of experience in the market and industry, its reputation and its established marketing arrangements with hotels and other tourist venues provide the Company with a competitive advantage in the Orlando market.

  Acquiring and Developing Additional Resorts. The Company intends to rely on its operating knowledge and new strategic relationships to acquire and develop additional vacation ownership resorts, including the following opportunities:

    Promus. The Company and Promus have entered into the Promus Agreement, an exclusive five-year agreement to jointly acquire, develop, market and operate vacation ownership resorts in North America under Promus' Embassy Vacation Resort, Hampton Vacation Resort and Homewood Vacation Resort brands. Promus is a wholly-owned operating subsidiary of Promus Hotel Corporation, a New York Stock Exchange company, which is one of the largest companies in the hotel industry. As of December 31, 1995, Promus Hotel Corporation had over 9,000 employees system-wide and owned, managed and/or franchised more than 680 hotels, containing over 90,000 rooms and suites.

    Under the Promus Agreement, the Company will be Promus' exclusive joint venture partner for the development and operation of vacation ownership resorts in North America and will also have the option of operating vacation ownership resorts on a franchise basis. Promus has agreed that the Company will be the sole franchisee in North America of the Hampton Vacation Resort and Homewood Vacation Resort brands, and one of only two franchisees in North America of the Embassy Vacation Resort brand. The Promus Agreement precludes the Company from acquiring or developing vacation ownership resorts with any other multi-hotel brand, but preserves its ability to develop vacation ownership resorts in combination with non-hotel brands (such as PGA of America), to acquire or develop vacation ownership resorts under the Vistana name (other than in certain selected markets agreed to by the parties), and to develop vacation ownership resorts with unique, non-multi-hotel brand hotel properties. Although the Company and Promus are evaluating new resort development opportunities for the joint venture, no commitments have been made for a specific development at this time. However, the parties have agreed to franchise two of the Company's properties subject to execution of definitive franchise agreements: (i) Oak Plantation Villas by Vistana, which is intended to become the first vacation ownership resort to operate under the Hampton Vacation Resort brand; and (ii) the Myrtle Beach Resort, which the Company intends to operate under the Embassy Vacation Resort brand.

    The Company believes that its strategic relationship with Promus will offer growth opportunities with respect to the development and operation of vacation ownership resorts by enhancing its sales and marketing of Vacation Ownership Interests and providing further management expertise. The Company anticipates that such growth opportunities will occur as a result of Promus' strong brand recognition, large customer base and extensive product development, marketing, management and information technology capabilities. Moreover, the Company believes that its strategic relationship with Promus will offer the Company access to a target market of prospective customers who, because of their favorable demographics and, in the case of Promus' Embassy Suites and Homewood Suites hotel brands, preference for suite accommodations, will respond favorably to the Company's resorts. The Company believes that the Embassy Vacation Resort, the

  Hampton Vacation Resort and the Homewood Vacation Resort brands will generally (i) conform to the relative price points, (ii) target similar customers, and (iii) effect similar brand segmentation, as applicable to Promus' Embassy Suites, Hampton Inn and Homewood Suites hotel brands, respectively. See "Business--Affiliation with Promus."

    World Golf Village. In the fall of 1996, the Company commenced construction of the first phase of a 408-unit vacation ownership resort at World Golf Village. Constituting the centerpiece of a planned community under development near St. Augustine, Florida, World Golf Village is a destination resort which will contain the World Golf Hall of Fame, a championship golf course, a golf academy, a hotel and convention center, restaurants, retail facilities and other amenities. The Company holds a 37.5% controlling ownership interest in a limited partnership, which has the exclusive rights to develop and market Vacation Ownership Interests at World Golf Village, and has exclusive multi-year marketing agreements for solicitation at key locations throughout World Golf Village, including the hotel/conference center, golf course, Walk of Champions and retail facilities. The Company also has entered into an agreement with PGA Tour Golf Course Properties, Inc. that allows the Company access to PGA Tour databases for marketing purposes. The Company anticipates that sales of Vacation Ownership Interests at World Golf Village will commence in the spring of 1998 for between $7,500 and $16,000. See "--Description of the Company's Resorts."

    The Company believes that World Golf Village and the golf industry in general represent attractive opportunities for expansion and the development of future vacation ownership resorts by the Company. The Company views the World Golf Village project as a unique, high-profile opportunity to expand its vacation ownership resort business through the golf market in a manner that will facilitate access to qualified customers and maintain and enhance the Company's reputation. In addition, by developing a vacation ownership resort at World Golf Village under the Vistana name and through a Related Partnership in which the Company has a minority, but controlling, interest, the Company believes it has adopted a strategy which allows for risk diversification without sacrificing operational control or the opportunity to build its brand awareness.

    PGA of America. Under a letter of intent with PGA of America, which contemplates a long-term affiliation for the development of future vacation ownership resorts, the Company intends to acquire 25 acres of land adjacent to an existing 36-hole championship golf facility owned by a subsidiary of PGA of America in Port St. Lucie, Florida, for the development of the first PGA Vacation Resort by Vistana. The property, located approximately 40 miles north of Palm Beach Gardens, Florida, is planned to contain approximately 250 units, representing a total of 12,750 Vacation Ownership Interests with an expected price range of $6,000 to $12,000. The Company intends to commence construction of the first phase of this resort during 1997. The Company believes that PGA of America, through its approximately 20,000 golf professionals, will provide strategic marketing opportunities for this resort and any future PGA Vacation Resorts developed by the Company. With members at approximately 9,000 of the nation's leading golf facilities, PGA of America, which recently celebrated its 80th anniversary, administers several professional golf tournaments, including the PGA Championship, the Ryder Cup matches, the PGA Seniors' Championship, the MasterCard PGA Grand Slam and the PGA Club Professional Championship. Together with Vistana Resort at World Golf Village, the Company's affiliation with PGA of America provides it with high-profile relationships in the golf industry. See "--Description of the Company's Resorts."

    Vistana Branded Resorts and Acquisition Opportunities. To capitalize on the Vistana brand and reputation, the Company intends to seek other vacation ownership resort development opportunities in selected vacation markets where, among other things, it believes it can obtain effective marketing access to potential customers. In addition, the Company from time to time evaluates opportunities to acquire vacation ownership assets and operating companies that may be integrated into the Company's existing operations. However, the Company currently has no contracts or capital commitments relating to any such acquisitions.

  Improving Operating Margins. The Company intends to improve operating margins by reducing (i) its financing costs by entering into more favorable borrowing agreements and (ii) its general and administrative costs as a percentage of revenues. The Company anticipates that as a public company with a strengthened balance sheet and increased access to the capital markets, it will be able lower its borrowing costs. In addition, the Company has developed a comprehensive administrative, operations and loan servicing infrastructure. The Company believes it can further improve operating margins by spreading the cost of these resources over an increasing revenue base.

DESCRIPTION OF THE COMPANY'S RESORTS

  The following table sets forth certain information as of September 30, 1996 regarding each of the Company's existing and planned resorts, including location, the date sales of Vacation Ownership Interests commenced (or are expected to commence), the number of existing and total planned units, the number of Vacation Ownership Interests sold at each existing resort since its development by the Company and the number of Vacation Ownership Interests sold in 1996, the average sales price of Vacation Ownership Interests sold in 1996 and the number of Vacation Ownership Interests available for sale currently and after giving effect to planned expansion. The exact number of units ultimately constructed and Vacation Ownership Interests available for sale at each resort may differ from the following planned estimates based on future land use, project development, site layout considerations and customer demand.

                                                                          VACATION
                                                                         OWNERSHIP                  VACATION OWNERSHIP
                                                                         INTERESTS                     INTERESTS AT
                                            DATE SALES  UNITS AT RESORT   SOLD(A)       AVERAGE         RESORTS (A)
                                            COMMENCED/  --------------- ------------     SALES      -------------------
                                            EXPECTED TO          TOTAL                  PRICE IN     CURRENT   PLANNED
        RESORT                LOCATION      COMMENCE(B) CURRENT PLANNED TOTAL  1996     1996 (A)    INVENTORY EXPANSION
-----------------------  ------------------ ----------- ------- ------- ------ -----    --------    --------- ---------
Vistana Resort (c)       Orlando, Florida       1980     1,060   1,539  54,314 4,160(d) $10,418(d)    1,648    24,429
Vistana's Beach          Hutchinson Island,
 Club (e)                Florida                1989        76      76   3,864   339    $ 8,331          12         0
Oak Plantation           Kissimmee, Florida
 Villas by Vistana (f)                          1996       242     242       0     0          0      12,342         0
Vistana Resort at World  St. Augustine,
 Golf Village (g)        Florida                1998       --      408     --    --         --          --     20,808
PGA Vacation             Port St. Lucie,
 Resort by Vistana (h)   Florida                1998       --      250     --    --         --          --     12,750
Myrtle Beach Resort (i)  Myrtle Beach,
                         South Carolina         1998       --      550     --    --         --          --     28,050
                                                         -----   -----  ------ -----                 ------    ------
                                               TOTAL     1,378   3,065  58,178 4,499                 14,002    86,037
                                                         =====   =====  ====== =====                 ======    ======

--------
(a) For purposes of calculating Vacation Ownership Interests Sold and Average Sales Price in 1996, data with respect to Vacation Ownership Interests reflects each alternate-year Vacation Ownership Interest Sold as a single Vacation Ownership Interest. For purposes of calculating Vacation Ownership Interests at Resorts, both the Current Inventory and Planned Expansion amounts are based on sales of Vacation Ownership Interests on an annual basis only. To the extent these interests are sold on an alternate-year basis, the actual number of Vacation Ownership Interests at Resorts would be increased. The Company sells 51 annual Vacation Ownership Interests (or 102 alternate-year Vacation Ownership Interests) per unit with respect to each calendar year, with one week reserved each year for maintenance of the unit.
(b) Dates listed represent the dates the Company began recording (or expects to begin recording) sales of Vacation Ownership Interests for financial reporting purposes.
(c) Vistana Resort consists of seven development phases, six of which have been completed and one of which is currently under construction. The number of Units at Resort includes (i) 1,060 current existing units; and
     (ii) 479 additional units, some of which are currently under construction and scheduled for completion at various times beginning in the fourth quarter of 1996, representing an additional 24,429 Vacation Ownership Interests (of which no Vacation Ownership Interests have been sold). Figures with respect to this property assume that all additional units to be constructed will consist of one- and two-bedroom units;

   however, the actual number of additional Vacation Ownership Interests resulting from planned construction could vary depending upon the configuration of these units.
(d) Includes 1,365 alternate-year Vacation Ownership Interests with an average sales price of $7,419 and 2,295 annual Vacation Ownership Interest with an average sales price of $11,882.
(e) Vistana's Beach Club consists of two buildings containing a total of 76 current existing units, which represent 3,876 annual Vacation Ownership Interests. The Company's Current Inventory of 12 Vacation Ownership Interests at this resort consists primarily of previously-sold Vacation Ownership Interests that the Company has since reacquired in connection with defaults under customer mortgages. The Company has no plans to build any additional units at this resort.
(f) Oak Plantation Villas by Vistana consists of 242 current existing units, representing 12,342 annual Vacation Ownership Interests. Prior to its acquisition by the Company in June 1996, this property was operated by a third party as a rental apartment complex. The Company commenced conversion of the property into a vacation ownership resort in July 1996. As of December 15, 1996, the conversion of 61 units had been completed. Conversion of the remaining units is anticipated to be completed at various times as the sales pace warrants. The Company currently has no plans to build any additional units at this resort. It is anticipated that Oak Plantation Villas by Vistana will be operated on a franchise basis as the first Hampton Vacation Resort pursuant to the Promus Agreement.
(g) Vistana Resort at World Golf Village will consist of an estimated 408 units, representing an estimated 20,808 Vacation Ownership Interests, of which 102 units, representing 5,202 Vacation Ownership Interests, are currently under construction and scheduled for completion in the spring of 1998. Construction of the remaining 306 additional estimated units, representing an additional estimated 15,606 Vacation Ownership Interests, is expected to commence at various times.
(h) PGA Vacation Resort by Vistana will consist of approximately 250 units, representing an estimated 12,750 Vacation Ownership Interests, and will be constructed by the Company on 25 acres of land which it intends to acquire in approximately three stages. In October 1996, the Company entered into a letter of intent with PGA of America pursuant to which it has agreed (subject to execution of definitive documentation and customary due diligence) to purchase a minimum of 10 acres prior to March 21, 1997 and a total of 25 acres prior to December 31, 2000. The Company anticipates that it will commence construction of this resort during 1997.
(i) In December 1996, the Company acquired the initial 14 acres of unimproved land in Myrtle Beach, South Carolina for the development of the Myrtle Beach Resort. The Company also has an option until December 31, 2003 to acquire up to 26 additional acres of contiguous property for phased expansion of the resort. It is anticipated that the Myrtle Beach Resort will be operated as an Embassy Vacation Resort franchise pursuant to the terms of the Promus Agreement.

  Vistana Resort (Orlando, Florida). Vistana Resort, the Company's flagship property, is an award-winning vacation ownership destination property located less than one mile from the Walt Disney World(R) Resort Complex. Vistana Resort was the first vacation ownership resort in Orlando and is the only vacation ownership resort to have been named in Conde Nast Traveler magazine's Gold List of the "top 500 best places to stay in the whole world" for 1995 and 1996. The resort was ranked as one of the top resorts (second in unit quality) in the Orlando area by the most recent Zagat Survey of U.S. Hotels, Resorts & Spas, which commented that it contains "the most luxurious villas in Orlando." In addition, Vistana Resort has received the RCI Gold Crown designation since the inception of the designation by RCI.

  Vistana Resort opened as a timeshare resort in July 1980 with an initial phase, known as the Courts Villas, containing 98 units on a 25-acre parcel. In November 1980, the Company purchased an additional 100 acres of surrounding unimproved land, in 1987 the Company purchased 15 acres of contiguous land and, in January 1993, it acquired the last available contiguous parcel to Vistana Resort, consisting of 10 acres. Since 1980, the Company has constructed six additional phases at Vistana Resort: (i) the Falls Villas
(1982), consisting of 112 units; (ii) the Spas Villas (1984), consisting of 104 units; (iii) the Palms Villas (1987), consisting of 372 units; (iv) the Springs Villas (1988), consisting of 102 units; (v) the Fountains Villas
(1990), consisting of 372 units; and (vi) the Lakes Villas (1995), consisting of 156 units. In addition, 56 units are currently under construction and the Company plans to build an additional 423 units.

  Vistana Resort is one of the foremost Orlando resorts in terms of facilities, amenities and guest services. The gated-access resort consists of a 135-acre complex that features tropical landscaping, lakes, waterfalls, fountains, walking paths, scenic bridges and gazebos. The resort's athletic facilities include six recreation centers, 13 championship lighted tennis courts, a full-service tennis pro shop, six outdoor temperature-controlled swimming pools, seven outdoor whirlpools, five children's pools, an 18-hole miniature golf course, lighted basketball courts, sand volleyball pits, shuffleboard courts and other recreational amenities. Other guest-oriented amenities at Vistana Resort include two restaurants and a general store containing a Pizza Hut facility. As of September 30, 1996, accommodations at Vistana Resort consisted of 1,060 two-bedroom units, divided into seven villages--Courts, Falls, Spas, Palms, Springs, Fountains and Lakes. The units at Vistana Resort sleep from four to eight people (depending upon floorplan) and include amenities such as a fully-equipped kitchen, washer/dryer, three color televisions with cable service, a videocassette player, and an outdoor terrace or balcony. Most units have master bathrooms that include a whirlpool tub or feature screened terraces or balconies with water views. In addition, the Company recently introduced units with an optional two-bedroom lockoff floor plan, a special feature that allows the lockoff unit to be divided into two separate one-bedroom units or a studio and a one-bedroom unit, depending upon floor plan. Owners of the lockoff units have increased flexibility regarding the use of their Vacation Ownership Interest, including splitting the unit and using each portion for separate one-week vacations.

  Vistana's Beach Club (Hutchinson Island, Florida). Vistana's Beach Club on Hutchinson Island is located on Florida's Treasure Coast, approximately 40 miles north of West Palm Beach and approximately a two hour drive from Orlando. Vistana's Beach Club is located on 3.5-acre parcel and was purchased by the Company in January 1989. The Resort consists of one nine-story building containing 48 units and one eight-story building containing 28 units. The resort contains numerous recreational amenities, including a freshwater swimming pool, outdoor whirlpool, children's pool, elevated sun deck and two tennis courts. Vistana's Beach Club contains 76 fully-equipped two-bedroom, two-bathroom oceanfront units, each of which includes a terrace with a view of the Atlantic Ocean. The units at Vistana's Beach Club sleep up to six people (depending upon floorplan) and include amenities such as a fully-equipped kitchen, washer/dryer, color televisions with cable service and a videocassette player. The Company continues to manage and operate the property, which is no longer in active sales. RCI has awarded the resort its Gold Crown designation.

  Oak Plantation Villas by Vistana (Kissimmee, Florida). In June 1996, the Company acquired, through a Related Partnership, a 242-unit multifamily rental apartment complex located in Kissimmee, Florida, approximately ten miles from Walt Disney World(R) Resort, which it is converting in phases into a vacation ownership resort. Sales of the first phase containing 32 units commenced in October 1996. The gated-access 16-acre resort contains one- and two-bedroom units, each of which offers a fully-equipped kitchen. The resort is fully landscaped and includes a scenic lake with a lighted fountain, swimming pools and other recreational amenities. Oak Plantation Villas by Vistana has received the Gold Crown designation from RCI. Pursuant to the Promus Agreement, the Company intends to operate the resort on a franchise basis as the first Hampton Vacation Resort.

  Vistana Resort at World Golf Village (St. Augustine, Florida). In September 1996, through a Related Partnership, the Company commenced construction of the first phase of a 408-unit vacation ownership resort at World Golf Village. Constituting the centerpiece of an approximately 6,000-acre planned community under development near St. Augustine, Florida, World Golf Village is a destination resort which will contain the World Golf Hall of Fame, championship golf courses and other amenities. The units at Vistana Resort at World Golf Village, which will consist of one- and two-bedroom units, will sleep from four to eight people (depending upon floorplan) and include features such as a fully-equipped kitchen, washer/dryer, color televisions with cable service, a videocassette player and an outdoor terrace or balcony. The Company anticipates that sales of Vacation Ownership Interests at Vistana Resort at World Golf Village will sell for between $7,500 and $16,000. The Company's resort is scheduled to open in the spring of 1998. The resort will be located adjacent to the 17th and 18th fairways of the first golf course at World Golf Village. Resort guests and owners will have preferred access to up to 40% of the daily tee times on the course.

  World Golf Village is being developed in conjunction with World Golf Village, Inc., a collaboration of the world's leading golf organizations formed to build and operate the World Golf Hall of Fame. The member organizations of World Golf Village, Inc. include the PGA Tour, PGA of America, Ladies Professional Golf Association, Augusta National Golf Club, Royal Canadian Golf Association, Royal & Ancient Golf Club of St. Andrews, PGA European Tour, PGA Tour of Japan and FNB Tour of Southern Africa. The 75,000 square foot World Golf Hall of Fame and Museum has been designed by the prominent museum architect E. Verner Johnson & Associates of Boston and will feature interactive displays and exhibits developed in conjunction with Ralph Appelbaum Associates of New York, a leading exhibit designer whose credits include the National Holocaust Museum in Washington, D.C. World Golf Village, Inc. estimates first year attendance at approximately 500,000 visitors.

  In addition to the World Golf Hall of Fame and the Company's vacation ownership resort, the World Golf Village resort complex will also include a championship golf course named in honor of Sam Snead and Gene Sarazen, a PGA Tour licensed golf academy, the International Golf Library and Resource Center, the 300-room World Golf Village Resort Hotel and 80,000-square foot St. Johns County Conference Center (which, upon completion, will be the largest conference center between Atlanta and Orlando), 80,000-square feet of themed retail space, the headquarters and television production studios for PGA Tour Productions and a large format, high definition theater. The component facilities within World Golf Village will be linked by the Walk of Champions honoring each member of the World Golf Hall of Fame.

  PGA Vacation Resort by Vistana (Port St. Lucie, Florida). In October 1996, the Company entered into a letter of intent with the PGA of America to develop, market and operate a vacation ownership resort at The Reserve community in Port St. Lucie, Florida. Subject to the execution of definitive agreements, it is expected that the resort will be developed as a PGA Vacation Resort by Vistana and will be located on a 25-acre parcel which the Company will purchase from PGA of America in multiple phases. The resort will be contiguous to the South Course of the PGA Golf Club at The Reserve, a nationally-acclaimed $15 million golf course complex that opened in early 1996. The South Course, designed by Tom Fazio, was named the best new course in its price category by Golf Digest magazine in December 1996. PGA of America has announced its intention to open a golf learning center and build a third golf course at the facility. In addition to resort amenities and services comparable to the Company's other resorts, the PGA Vacation Resort by Vistana will also offer its owners and renters preferential access to the PGA Golf Club and other PGA golf courses in St. Lucie County. Owners and renters at the resort will be able to book tee times through a centralized reservation system that is anticipated to be developed jointly by the Company and PGA of America. The Company currently expects that the resort will contain approximately 250 units constructed in phases. The Company anticipates commencing sales in 1998, and has not determined estimated sales prices of Vacation Ownership Interests at this resort.

  Myrtle Beach Resort (Myrtle Beach, South Carolina). In December 1996, the Company acquired an initial 14-acre parcel of unimproved land on a 40-acre site in Myrtle Beach, South Carolina, on which the Company intends to construct a 550-unit vacation ownership resort. The Company has options to acquire the remaining 26 acres of land in multiple phases through December 31, 2003. Pursuant to the Promus Agreement, the Company expects to operate the resort on a franchise basis as an Embassy Vacation Resort. To date, the Company's primary efforts have focused on acquiring the unimproved land and securing marketing opportunities with tourist venues in the Myrtle Beach area. The Company expects to commence construction of the first phase of the resort in the spring of 1997, with completion estimated in February 1998.

  The Company believes Myrtle Beach represents an attractive, growing market for the expansion of its portfolio of vacation resorts. Similar to Orlando, Myrtle Beach has a large number of visitors annually (estimated at 12 million in 1994) whose length of stay averages approximately five days. Following its key operating strategies, the Company has procured substantial marketing affiliations with significant tourist venues in the Myrtle Beach area. Moreover, the Myrtle Beach Resort will be centrally located in Myrtle Beach, adjacent to Broadway at the Beach, a large entertainment and specialty retail complex, which includes a Hard Rock Cafe and a Planet Hollywood restaurant.

AFFILIATION WITH PROMUS

  The Company and Promus have entered into the Promus Agreement, an exclusive five-year agreement to jointly acquire, develop, market and operate vacation ownership resorts in North America under Promus' Embassy Vacation Resort, Hampton Vacation Resort and Homewood Vacation Resort brands. Promus is a wholly-owned operating subsidiary of Promus Hotel Corporation, a New York Stock Exchange company, which is one of the largest companies in the hotel industry. As of December 31, 1995, Promus Hotel Corporation had over 9,000 employees system-wide and owned, managed and/or franchised more than 680 hotels, containing over 90,000 rooms and suites. Under the Promus Agreement, the Company will be Promus' exclusive joint venture partner for the development and operation of vacation ownership resorts in North America and will also have the option of operating vacation ownership resorts on a franchise basis. Promus has agreed that the Company will be the sole franchisee in North America of the Hampton Vacation Resort and Homewood Vacation Resort brand, and one of only two franchisees in North America of the Embassy Vacation Resort brand. The Promus Agreement precludes the Company from acquiring or developing vacation ownership resorts with any other multi-hotel brand, but preserves its ability to develop vacation ownership resorts in combination with non-hotel brands (such as PGA of America), to acquire or develop vacation ownership resorts under the Vistana name (other than in certain selected markets agreed to by the parties), and to develop vacation ownership resorts with unique, non-multi-hotel brand hotel properties.

  Each vacation ownership resort jointly developed under the Promus Agreement will be acquired, developed and operated by a newly-formed entity that will be owned equally by Promus and the Company and will be managed by the Company. The parties have agreed that each of these entities will enter in a Sales and Marketing Agreement with the Company, pursuant to which the Company will be responsible for marketing and sales of Vacation Ownership Interests at the resort, and a Franchise and Management Agreement with Promus, pursuant to which Promus will license the applicable brand name and provide other hospitality-related services at the resort. The Promus Agreement provides that both partners must first offer vacation ownership resort development opportunities in the selected markets to the joint venture (with certain exceptions for development of the Company's non-multi-hotel branded resorts). In the event that one party elects not to pursue the opportunity, the other party has certain rights to develop the resort independently or, in the case of Promus, franchise an Embassy Vacation Resort to its existing franchisee. Moreover, if Promus elects not to pursue an opportunity through the joint venture, the Company may elect to develop the resort as a Promus franchisee, subject to Promus' standard franchise approval, on pre-agreed terms, conditions and fees. The Promus Agreement may be terminated by either party in the event that the parties have not jointly developed a resort during the first three years of the Promus Agreement.

  Although the Company and Promus are currently evaluating new resort development opportunities for the joint venture, no commitments have been made for a specific development at this time. However, the Promus Agreement contemplates that Oak Plantation Villas by Vistana will operate as the first Hampton Vacation Resort and the Myrtle Beach Resort will operate as an Embassy Vacation Resort, in each case on a franchise basis. See "Risk Factors--Rapid Growth; Expansion into New Markets" and "--Description of the Company's Resorts."

SALES AND MARKETING

  General. During its 16-year history as a leading innovator, developer and operator of vacation ownership resorts, the Company has developed skills and expertise necessary for the cost-effective marketing and selling of Vacation Ownership Interests at its resorts. In addition to building regional expertise in the competitive Orlando market, the Company believes that it is positioned to enter other regional destination resort markets and to develop marketing and sales programs specifically targeted towards popular markets segments such as golf. In the Company's view, its unique marketing strategies and integrated sales programs have allowed it to succeed in the highly-specialized field of Vacation Ownership Interest sales and have proven to be critical components of the Company's continued competitiveness and profitability.

  Marketing Programs. The Company's current marketing efforts center on three principal programs--the Vistana Preview Coordinator program (the "VPC Program"), the VIP/In-House Program and international brokerage operations. In addition to these programs, the Company also utilizes a variety of other marketing approaches, including vacation sampler programs (designed to allow a prospective purchaser to be a guest at the resort and to experience vacation ownership prior to making a decision to buy), direct mail and telemarketing campaigns, and, more recently, strategic alliances with travel, lodging and recreational partners, such as Promus and PGA of America. Each of the Company's marketing programs seeks to provide consistent access to qualified prospective buyers and involves specific target marketing to leisure industry customers. In the Company's view, these strategies, which often include one-to-one contact, have proven to be more effective and cost-efficient than conventional broad-based advertising.

  The VPC Program consists of public contact marketing by an employee of the Company who provides concierge-type services in the lobby of a hotel or condominium vacation property, or at other attractions near one of the Company's resorts. The goal of the VPC Program is to generate a regular flow of qualified potential Vacation Ownership Interest purchasers to visit the on-site sales centers at the Company's resorts. To encourage interest in the Company's resorts, the VPC Program representative offers interested potential buyers visitor information and assistance with their vacation plans and invites them to tour one of the Company's resorts, often providing additional incentives such as tickets to local attractions. The majority of the Company's VPC Program representatives are located at facilities and properties with which the Company has an exclusive solicitation arrangement. The Company seeks to ensure that its VPC Program representatives are placed only at facilities frequented by potential customers and that each representative is thoroughly trained and courteous. Since 1980, the VPC Program has attracted approximately 400,000 families to tour the Company's properties.

  The Company's VIP/In-House Program focuses on guests staying at the Company's vacation ownership resorts, whether they are owners, renters or exchangers. Through a combination of guest services and telephone contact, these guests are invited to a VIP tour of the vacation ownership resort. The Company is continually identifying cross-marketing opportunities within its existing customer base and new vacation ownership products that will be attractive to this segment of the market. The Company's marketing approach towards these individuals is specifically tailored to take into account the fact that they are already familiar with the resort and the vacation ownership concept, and are experiencing the amenities and guest services first-hand. The Company believes that its marketing efforts in this area are greatly enhanced by the perceived quality and value of its resorts, amenities and guest services, and its ability to consistently deliver an enjoyable vacation experience. With more than 1,060 units operating at Vistana Resort at an approximately 88% occupancy rate, the VIP/In-House program has been a key component of the Company's growth and, in the Company's view, will continue to play an important role in the Company's marketing efforts as its portfolio of vacation ownership resorts continues to grow.

  In addition to the Company's domestic operations, the Company manages and coordinates a network of independent brokers to sell Vacation Ownership Interests abroad. In light of the increasing popularity of central Florida among overseas visitors and the overall rise in vacation ownership worldwide, the Company believes that the international market presents significant growth opportunities. However, international interest in the Company's future resorts is expected to vary depending upon the location of the project. Through September 30, 1996, approximately 30% of the Company's sales have been to foreign purchasers (with over one-half of such sales made through brokers in other countries and all sales made in United States dollars), many of whom buy the Vacation Ownership Interest "sight unseen" based on the Company's reputation for delivering a high-quality experience. This segment of the Company's sales more than doubled for the nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995. The Company is currently enhancing its existing international brokerage operations, with a particular focus on the South and Central American markets of Argentina, Guatemala and Chile, where the Company maintains its only direct foreign sales office in Santiago. The Company anticipates that the international market may offer opportunities to market multiple property sites as the Company continues to expand.

  Sales Focus. The Company's marketing efforts are supported by an experienced and highly-trained resort-based sales operation, which, in the Company's view, has been the foundation of the Company's successful performance during its 16-year history. Prospective purchasers are given a personalized on-site tour of the Company's resort and provided information about vacation ownership and available financing options.

Presentations to potential buyers, which typically last between two and one-half and four hours, are individually tailored to take into account the guest's particular needs and background, such as vacationing habits and familiarity with the vacation ownership concept. Prior to closing, each sale is verified by a settlement manager who reviews all documents and pertinent facts of the sale with the purchaser and is available to answer any questions that the new owner may have.
  Because the most critical component of the Company's sales effort is its sales personnel, the Company continually strives to attract, train and retain a superior sales force. The Company's policy is for each of its sales representatives to be a licensed real estate professional and undergo intensive instruction and training. In addition, each sales representative is an employee of the Company and receives full employment benefits. The Company is continually reviewing and improving its selling, recruiting and training processes to achieve high levels of customer and employee satisfaction. The Company currently employs more than 160 sales representatives at its two Orlando resorts presently selling Vacation Ownership Interests. See "-- Governmental Regulation."

CUSTOMER FINANCING


  The Company extends financing to purchasers of its Vacation Ownership Interests at its resorts. These purchasers generally make a down payment equal to at least 10% of the sales price and borrow the remaining sales price from the Company. These borrowings bear interest at fixed rates, are secured by first mortgages on the underlying Vacation Ownership Interests and amortize over periods ranging up to seven years. The Company funds its customer mortgages receivable by borrowing up to 90% of the aggregate principal amount of its customer mortgages receivable under its existing credit facilities. As of September 30, 1996, the Company's existing credit facilities provide for an aggregate of up to approximately $109.2 million of available customer mortgages receivable financing to the Company bearing interest at variable rates based on the prime rate. As of September 30, 1996, the Company had approximately $65.7 million of indebtedness outstanding under its existing customer mortgages receivable credit facilities at a weighted average interest rate of 10.4% per annum and were secured by the Company's pledge of a portion of its customer mortgages receivable. As of September 30, 1996, the Company had a portfolio of approximately 21,000 loans to customers totalling approximately $114.2 million, with an average yield of 14.4% per annum. As of September 30, 1996 (i) approximately 3.0% of the Company's customer mortgages receivable were 60 to 120 days past due; and (ii) approximately 5.5% of the Company's customer mortgages receivable were more than 120 days past due and the subject of legal proceedings. See "Risk Factors--Financing--Customer Mortgages Receivable."

  The Company has historically derived net interest income from its financing activities as a result of the positive difference between the interest rates it charges its customers who finance their purchase of a Vacation Ownership Interest and the interest rates it pays its lenders. Because the Company's indebtedness bears interest at fixed and variable rates and the Company's customer mortgages receivable bear interest at fixed rates, the Company bears the risk of increases in interest rates with respect to its indebtedness. The Company engages in interest rate hedging activities from time to time in order to reduce the risk and impact of increases in interest rates with respect to such indebtedness. See "Risk Factors--Financing--Hedging Activities."

  The Company bears the risk of defaults under its customer mortgages on Vacation Ownership Interests. If a purchaser of a Vacation Ownership Interest defaults on the mortgage during the early part of the loan amortization period, the Company will not have recovered its marketing, selling (other than certain sales commissions), and general and administrative costs per Vacation Ownership Interest, and such costs will again be incurred in connection with the subsequent resale of the Vacation Ownership Interest. As is sometimes the practice in the vacation ownership industry, the Company does not verify the credit history of its customers. In addition, although in certain jurisdictions the Company may have recourse against a defaulting customer for the sales price of the Vacation Ownership Interest, the Company has not historically pursued such a remedy. See "Risk Factors--Financing--Customer Default."
  The Company has historically provided customer mortgages receivable financing for up to seven years, as had been typical for the industry. Over the past several years, industry trends have been to lengthen the term of such financing to up to ten years. The Company anticipates offering ten-year financing in the future with respect to some portion of its customer mortgages receivable.

OTHER OPERATIONS

  Room Rental Operations. In order to generate additional revenues at its resorts that have an inventory of unused or unsold Vacation Ownership Interests, the Company rents units with respect to such Vacation Ownership Interests on a nightly or weekly basis. The Company offers these unoccupied units through direct consumer sales, travel agents and package vacation wholesalers. In addition to providing the Company with supplemental revenues, the Company believes its room rental operations provide it with a good source of lead generation for the sale of Vacation Ownership Interests. As part of the management services provided by the Company to its Vacation Ownership Interest owners, the Company receives a fee equal to 50% of a unit's rental rate, net of commissions, for services provided to rent an owner's Vacation Ownership Interest in the event the owner is unable to use or exchange the Vacation Ownership Interest. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Resort Management. The Company currently provides both hospitality and homeowners' association management services at its existing vacation ownership resorts, and intends to provide the same services at its future vacation ownership resorts pursuant to management agreements with the homeowners' associations present at such resorts (which are comprised of owners of Vacation Ownership Interests at the resort or, in the case of Vistana Resort, a particular phase of the resort). Pursuant to each such management agreement the Company is paid by the homeowners' association an annual management fee ranging from $33.65 to $44.09 per Vacation Ownership Interest, which fee is equal to approximately 10% of aggregate gross assessment fees payable by the owners of the Vacation Ownership Interests. The Company is solely responsible for, and has exclusive authority over, all activities necessary for the day-to-day operation of the resorts, including administrative services, procurement of inventories and supplies, and promotion and publicity. Management agreements between the Company and the homeowners' associations typically provide for an initial term of three years, which automatically renews for additional three-year terms. The homeowners' association may remove the Company as manager upon obtaining the requisite owner vote. The Company also provides all managerial and other employees necessary for the operation of its resorts, whose duties include, among other things, review of the maintenance of the resorts, preparation of reports, budgets and projections and employee training. See "Risk Factors--Resort Management."

  Telecommunications Services. The Company's telecommunications business generates revenues from the installation of telephone, data and cable television equipment and infrastructure at its resorts, the rental of telephone and related cable and equipment to the homeowners' associations, and the provision of ongoing long-distance telephone and cable television service at its resorts pursuant to contracts with the homeowners' associations. The Company also derives revenues from providing telecommunications design and installation services to third parties, including hotels, universities, hospitals and airports as a contractor or subcontractor. See "Risk Factors-- Telecommunications Operations."

PARTICIPATION IN VACATION OWNERSHIP INTEREST EXCHANGE NETWORKS

  The Company believes that consumers are more likely to purchase its Vacation Ownership Interests as a result of the Company's participation in the Vacation Ownership Interest exchange network operated by RCI, a leading exchange network operator which was recently acquired by HFS Incorporated. In a 1995 study sponsored by the Alliance for Timeshare Excellence and ARDA, exchange opportunity was cited by purchasers of Vacation Ownership Interests as one of the most significant factors in their decision to purchase a Vacation Ownership Interest. Membership in RCI allows the Company's customers to exchange in a particular year their occupancy right in the unit in which they own a Vacation Ownership Interest for an occupancy right at the same time or a different time in another participating resort, based upon availability and the payment of a variable exchange fee. A member may exchange his or her Vacation Ownership Interest for an occupancy right in another participating resort by listing the Vacation Ownership Interest as available with the exchange network operator and by requesting occupancy at another participating resort, indicating the particular resort or geographic area to which the member desires to travel, the size of the unit desired and the period during which occupancy is desired. RCI assigns a rating to each listed Vacation Ownership Interest, based upon a number of factors, including the location and size of the unit, the quality of the resort and the period of the year during which the Vacation

Ownership Interest is available, and attempts to satisfy the exchange request by providing an occupancy right in another Vacation Ownership Interest with a similar rating. If RCI is unable to meet the member's initial request, it suggests alternative resorts based on availability.

  Founded in 1974, RCI has grown to be the world's largest Vacation Ownership Interest exchange network operator, with a total of more than 3,000 participating resort facilities and over two million members worldwide. During 1995 RCI processed over 1.5 million exchanges. The cost of the annual membership fee in RCI, which is typically at the option and expense of the owner of the Vacation Ownership Interest, is approximately $65 per year. RCI has assigned high ratings to the Vacation Ownership Interests in each of the Company's three operating resorts, and such Vacation Ownership Interests have in the past been exchanged for Vacation Ownership Interests at other highly-rated RCI-listed resorts. During 1995, approximately 97% of all exchange requests were fulfilled by RCI, and approximately 58% of all exchange requests are confirmed on the day of the request.

  Each of the Company's operating resorts is currently qualified for participation in the RCI exchange network. The Company's agreement with RCI provides that, until May 2001, the RCI exchange program will be the only exchange program permitted at resorts owned and controlled by the Company. In addition, each of the Company and Messrs. Gellein and Adler have agreed that until May 2001, each vacation ownership resort owned, developed or managed by an entity in which Messrs. Gellein or Adler have a controlling interest will execute an affiliation agreement with RCI having a six-year initial term. See "Risk Factors--Vacation Ownership Exchange Networks."

COMPETITION

  The Company is subject to significant competition from other entities engaged in the leisure and vacation industry, including vacation ownership resorts, hotels, motels and other accommodation alternatives.

  The vacation ownership industry historically has been highly fragmented and dominated by a very large number of local and regional resort developers and operators, each with small resort portfolios generally of differing quality. More recently, many of the world's most widely-recognized lodging, hospitality and entertainment companies have begun to develop and sell Vacation Ownership Interests under their brand names, including Marriott, Disney, Hilton, Hyatt, Four Seasons, Inter-Continental and Promus. In addition, other publicly-traded companies focussed on the vacation ownership industry, such as Signature, Fairfield, and Vacation Break have, currently compete, or may in the future compete, with the Company. Moreover, competition in the Orlando market is particularly intense, and includes many nationally recognized lodging, hospitality and entertainment companies, as well as active privately-owned local operators of vacation ownership resorts such as CFI and Orange Lake. Furthermore, significant competition exists in Myrtle Beach, South Carolina, a destination in which the Company expects to commence sales of Vacation Ownership Interests in 1998. Many of these entities possess significantly greater financial, sales and marketing, personnel and other resources than those of the Company and may be able to grow at a more rapid rate or more profitably as a result. Management believes that industry competition will be increased by recent and possibly future consolidation in the vacation ownership industry.

  Of the Company's major brand name lodging company competitors, the Company believes that: (i) Marriott entered the vacation ownership market in 1985 and currently sells Vacation Ownership Interests at eight resorts which it also owns and operates and directly competes with the Company's Orlando area resorts; (ii) Disney entered the market in 1991, currently sells Vacation Ownership Interests at three locations which it also owns and operates and directly competes with the Company's Orlando area resorts; (iii) Hilton entered the market in 1993, currently sells Vacation Ownership Interests at two resorts which it owns and operates and directly competes with the Company's Orlando area resorts; (iv) Promus entered the market through a franchise relationship in 1994 and directly competes with the Company's Orlando area resorts; (v) Hyatt entered the market in 1995, owns and operates one resort in Key West, Florida but does not directly compete in any of the Company's existing markets (although Hyatt has announced an intention to develop a vacation ownership resort in Orlando); (vi) Four Seasons is developing its first vacation ownership resort in Carlsbad, California, but does not currently directly compete in any of the Company's existing markets; and (vii) Inter-Continental announced its entry into the market in 1996, but has yet to announce any specific projects. See "Risk Factors--Competition."

GOVERNMENTAL REGULATION

  General. The Company's marketing and sales of Vacation Ownership Interests and other resort operations are subject to extensive regulation by the federal government and the states in which the Company's resorts are located and in which its Vacation Ownership Interests are marketed and sold. Federal legislation to which the Company is or may be subject includes the Federal Trade Commission Act, the Fair Housing Act, the Truth-in-Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Interstate Land Sales Full Disclosure Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act and the Civil Rights Acts of 1964 and 1968. In addition, many states have adopted similar legislation as well as specific laws and regulations regarding the sale of Vacation Ownership Interests. The laws of most states, including Florida and South Carolina, require a designated state authority to approve a detailed offering statement describing the Company and all material aspects of the resort and sale of Vacation Ownership Interests at such resort. In addition, the laws of most states in which the Company sells Vacation Ownership Interests grant the purchaser of a Vacation Ownership Interest the right to rescind a contract of purchase at any time within a statutory rescission period. Furthermore, most states have other laws which regulate the Company's activities, such as real estate licensure laws, travel sales licensure laws, anti-fraud laws, telemarketing laws, price, gift and sweepstakes laws, and labor laws. The Company believes that it is in material compliance with all applicable federal, state, local and foreign laws and regulations to which it is currently subject. See "Risk Factors--Governmental Regulation."

  Environmental Matters. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate, remediate and remove hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation remediation and removal costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate the contamination on such property, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Finally, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. In connection with its ownership and operation of its properties, the Company may be potentially liable for such costs.

  The Company has recently conducted Phase I environmental assessments at each of its existing resorts and properties subject to acquisition in order to identify potential environmental concerns. These Phase I assessments have been carried out in accordance with accepted industry practices and consisted of non-invasive investigations of environmental conditions at the properties owned by the Company, including a preliminary investigation of the sites and identification of publicly known conditions concerning properties in the vicinity of the sites, physical site inspections, review of aerial photographs and relevant governmental records where readily available, interviews with knowledgeable parties, investigation for the presence of above-ground and underground storage tanks presently or formerly at the sites, a visual inspection of potential lead-based paint and suspect friable asbestos containing materials where appropriate, a radon survey, and the preparation and issuance of written reports. The Company's assessments of its properties have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets, financial condition or results of operations, nor is the Company aware of any such material environmental liability. See "Risk Factors--Governmental Regulation."

  The Company believes that its properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances. The Company has not been notified by any governmental authority or any third party, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present properties.

  Other Regulations. Under various state and federal laws governing housing and places of public accommodation, the Company is required to meet certain requirements related to access and use by disabled persons. Many of these requirements did not take effect until after January 1, 1991. Although management believes that the Company's resorts are substantially in compliance with present requirements of such laws, the Company may incur additional costs of compliance in connection with the development of new resorts, or conversion or renovation of existing resorts. Additional legislation may impose further burdens or restriction on owners with respect to access by disabled persons. The ultimate amount of the cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company, such costs could be substantial. Limitations or restrictions on the completion of certain renovations may limit application of the Company's growth strategy in certain instances or reduce profit margins on the Company's operations.

OTHER PROPERTIES

  The Company's other properties include an office plaza consisting of two three-story buildings (totalling approximately 67,000-square feet), which headquarters the Company's administrative operations, a 27,000-square foot two-story reception center and resort operations complex, maintenance and laundry facilities, a freestanding general store (including a Pizza Hut facility) and a gift shop leased to an unaffiliated entity. All of these other properties are located within or adjacent to Vistana Resort in Orlando.

EMPLOYEES

  As of September 30, 1996, the Company had approximately 1,200 full-time employees. The Company believes that its employee relations are good. None of the Company's employees are represented by a labor union.

INSURANCE

  The Company carries comprehensive liability, fire, windstorm, tropical storm and business interruption insurance with respect to its properties and interests in its resorts (i.e., its inventory of unsold Vacation Ownership Interests) with policy specifications, insured limits and deductibles customarily carried for similar properties which the Company believes are adequate. There are, however, certain types of losses (such as losses arising from acts of war) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a resort, as well as the anticipated future revenues from such resort and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on the Company. See "Risk Factors--Uninsured Loss; Natural Disasters."

LEGAL PROCEEDINGS

  The Company is currently subject to litigation and claims respecting employment, tort, contract, construction and commission disputes, among others. In the judgment of the Company, none of these lawsuits or claims against the Company is likely to have a material adverse effect on the Company or its business.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning each person who is a director or an executive officer of the Company or upon the completion of the Offering will become a director of the Company. Positions with the Company include positions with the Company's predecessors.

NAME                     AGE POSITION
----                     --- --------
Raymond L. Gellein,       49 Chairman of the Board, Co-Chief Executive Officer
 Jr.....................     and Director
Jeffrey A. Adler........  44 President, Co-Chief Executive Officer and Director
Matthew E. Avril........  36 Executive Vice President, Chief Operating Officer
                             and Chief Financial Officer
Susan Werth.............  48 Senior Vice President, General Counsel and Secretary
Carol Lytle.............  36 Vice President
Laurence S. Geller......  49 Proposed Director
Charles E. Harris.......  50 Proposed Director
               .........     Proposed Director

  Raymond L. Gellein, Jr., has served as Chairman of the Board, Co-Chief Executive Officer and a Director since December 1996. Mr. Gellein served as Chairman of the Board and a Director since November 1991 and served as Chief Executive Officer from 1981 to November 1991. Prior to joining the Company, Mr. Gellein served as Vice President and Division Manager in Real Estate for the Continental Illinois National Bank and Trust Company of Chicago. Mr. Gellein has been the Chairman of the Florida Chapter of ARDA since such chapter's inception, and is a member of ARDA's Legislative Committee. Mr. Gellein is also a member of the Board of Overseers of the Roy E. Crummer Graduate School of Business Education at Rollins College. Mr. Gellein received an M.M.A. degree from Northwestern University's Kellogg School of Management and a B.A. degree from Denison University.

  Jeffrey A. Adler has served as President, Co-Chief Executive Officer and a Director since December 1996. Mr. Adler served as President and a Director since November 1991 and served as Executive Vice President from 1983 to November 1991. Prior thereto, Mr. Adler served as Second Vice President and Real Estate Lending Officer for the Continental Illinois National Bank and Trust Company of Chicago. Mr. Adler is a member of the board of directors of ARDA, a member of ARDA's Strategic Planning Committee and Alliance for Timeshare Excellence. Mr. Adler received an M.M.A. degree from Northwestern University's Kellogg School of Management and a B.A. degree from Ohio State University.

  Matthew E. Avril has served as Executive Vice President, Chief Operating Officer and Chief Financial Officer since November 1996. From February 1994 until November 1996, Mr. Avril served as Senior Vice President and Chief Financial Officer and from January 1992 until November 1994, Mr. Avril served as Senior Vice President and Treasurer. From March 1989 to December 1991, Mr. Avril served as Vice President and Controller. Mr. Avril is a certified public accountant and a member of the Florida Institute of Certified Public Accountants. Mr. Avril received a B.B.A. degree from the University of Miami located in Florida.

  Susan Werth has served as Senior Vice President, General Counsel and Secretary since December 1996. Ms. Werth served as Senior Vice President--Law from May 1996 to December 1996. Prior thereto Ms. Werth represented the Company as outside counsel for approximately 10 years. From January 1990 until May 1996, Ms. Werth was a partner of the law firm of Weil, Gotshal & Manges, LLP, in Miami, Florida. Ms. Werth received an A.B. degree from Barnard College and a J.D. degree from Columbia Law School, and is a member of the Florida Bar.

  Carol Lytle has served as Vice President and President of Vistana-Orlando, in charge of overseeing the entire sales and marketing responsibility for the Company's central Florida operations, since December 1996. Ms. Lytle joined the Company in its marketing area in 1980, was promoted to a Manager of Marketing in 1981, a Director of Marketing in 1983, a Vice President of Marketing in 1984, and a Senior Vice President of Marketing in 1989.

  Laurence S. Geller has consented to become a Director of the Company upon completion of the Offering. Mr. Geller has served as the Chairman of Geller & Co., a real estate, gaming and tourism, and lodging consulting company, since December 1989. From 1984 through December 1989, Mr. Geller served as the Executive Vice President and Chief Operating Officer of Hyatt Development Corporation, a developer of domestic and international hotels and resorts. From 1976 to 1981, Mr. Geller served as a Senior Vice President of Holiday Inns, Inc. Mr. Geller is a director of Sunstone Hotel Investors, Inc., a publicly traded lodging real estate investment trust, and Sky Games International Limited, a publicly traded gaming technology company. Mr. Geller is the Immediate Past Co-Chairman of the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association, and Past Vice Chairman and current member of the Commercial & Retail Council of Urban Land Institute. Mr. Geller received a National Diploma from Ealing Technical College (U.K.).

  Charles E. Harris has consented to become a Director of the Company upon consummation of the Offering. Mr. Harris has served as President and Chief Executive Officer of Synagen Capital Partners, Inc., a private merchant banking firm ("Synagen"), since 1989, and as President and Chief Executive Officer of Allen C. Ewing & Co. ("Ewing"), an investment banking firm, since 1995 and 1994, respectively. Mr. Harris was Vice President--Corporate Finance of Ewing from 1992 to 1994. Mr. Harris also served as Chairman and Chief Executive Officer of First Commerce Banks of Florida, Inc. from September 1995 to July 1996. From 1987 to 1993, Mr. Harris was Chairman (and from 1988 to 1993, Chief Executive Officer) of Mid-State Federal Savings Bank. Prior thereto, Mr. Harris was engaged in the private practice of law and served as an Assistant Professor of Law at the University of Florida and as Senior Vice President and General Counsel of Sun Banks, Inc. Mr. Harris received a B.A. degree from the University of Florida and a J.D. degree from Harvard Law School.

COMMITTEES OF THE BOARD OF DIRECTORS

  Executive Committee. Promptly following the completion of the Offering, the Board of Directors will establish an executive committee (the "Executive Committee"), which will be granted such authority as may be determined from time to time by a majority of the Board of Directors. The Company expects that the Executive Committee will consist of Messrs. Gellein and Adler and at least one independent director.

  Audit Committee. Promptly following the completion of the Offering, the Board of Directors will establish an audit committee (the "Audit Committee"), which will consist of two or more independent directors. The Audit Committee will be established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees, and review the adequacy of the Company's internal accounting controls.

  Compensation Committee. Promptly following the completion of the Offering, the Board of Directors will establish a compensation committee (the "Compensation Committee"), which will consist of two or more non-employee or independent directors to the extent required by Rule 16b-3 under the Exchange Act, to determine compensation for the Company's senior executive officers.

  Nominating Committee. Promptly following the completion of the Offering, the Board of Directors will establish a nominating committee (the "Nominating Committee"), which will initially consist of Messrs. Gellein and Adler. The function of the Nominating Committee will be to recommend to the full board of Directors nominees for election as directors of the Company and the composition of committees of the Board of Directors. The Nominating Committee will name the respective initial members of the Executive Committee, the Audit Committee and the Compensation Committee.

  The Board of Directors of the Company initially will not have any other committee. Except as otherwise described above, the membership of the committees of the Board of Directors will be established after the completion of the Offering.

CLASSIFIED BOARD OF DIRECTORS

  The Company's Articles of Incorporation provide for the Company's Board of Directors to be divided into three classes serving staggered terms so that directors' initial terms will expire either at the 1998, 1999 or 2000 annual
meeting of shareholders. Mr. Geller and        will constitute the class of
directors having a term expiring at the 1998 annual meeting of shareholders, Mr. Gellein will constitute the class of directors having a term expiring at the 1999 annual meeting of shareholders, and Messrs. Adler and Harris will constitute the class of directors having a term expiring at the 2000 annual meeting of shareholders. Starting with the 1998 annual meeting of shareholders, one class of directors will be elected each year for three-year terms. The classifications of directors makes it more difficult for a significant shareholder to change the composition of the Board of Directors in a relatively short period of time and, accordingly, provides the Board of Directors and shareholders time to review any proposal that a significant shareholder may make and to pursue alternative courses of action which are fair to all of the shareholders of the Company.

DIRECTOR COMPENSATION

  Upon completion of the Offering, each initial director of the Company who is not an employee of the Company or the beneficial owner of 5% or more of the outstanding Common Stock ("Eligible Director") will be granted options to purchase 45,000 shares of Common Stock at the Price to Public. Of such options, options to purchase 15,000 shares of Common Stock will be exercisable immediately upon grant, options to purchase 15,000 shares of Common Stock will be exercisable immediately following the date of the 1998 annual meeting of the Company's shareholders, and options to purchase the remaining 15,000 shares of Common Stock will be exercisable immediately following the date of the 1999 annual meeting of the Company's shareholders. It is the intention of the Company that (i) each initial director of the Company who is an Eligible Director will also be granted options to purchase 5,000 shares of Common Stock on the date of each scheduled annual meeting of the Company's shareholders commencing immediately following the 2000 annual meeting of the Company's shareholders and (ii) each new director of the Company who is an Eligible Director, will be granted options to purchase 5,000 shares of Common Stock on the date of each scheduled annual meeting of the Company's shareholders. See "Management--Stock Plan."

  In addition, each Eligible Director will be paid an annual fee of $18,000, payable in equal quarterly installments.

DIRECTORS' AND OFFICERS' INSURANCE

  The Company has applied for a directors' and officers' liability insurance policy with coverage typical for a public company similar to the Company, which policy will become effective upon the effectiveness of the registration statement of which this Prospectus is a part. The directors' and officers' liability insurance policy will insure (i) the officers and directors of the Company from any claim arising out of an alleged wrongful act by such person while acting as officers and directors of the Company; (ii) the Company to the extent it has indemnified the officers and directors for such loss; and (iii) the Company for losses incurred in connection with claims made against the Company for covered wrongful acts.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted provisions in its Articles of Incorporation that, to the fullest extent provided under Florida law, limit the liability of its directors and officers for monetary damages arising from a breach of their fiduciary duties as directors or officers. Such limitation of liability does not affect the availability of equitable remedies, such as injunctive relief or rescission, nor does it limit liability for acts of fraud, knowing violation of law, unlawful payment of distributions. Furthermore, equitable remedies may not, as a practical matter, be effective for various reasons. The Company's Articles of Incorporation and By-Laws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Florida law, including circumstances in which indemnification is otherwise discretionary to the Company under Florida law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  The Company has also agreed to indemnify each director and officer pursuant to an Indemnity Agreement from and against any and all expenses, losses, claims, damages and liabilities incurred by such director or officer for or as a result of actions taken or not taken while such director or officer was acting in his or her capacity as a director, officer, employee or agent of the Company. In addition, the Company will maintain officers' and directors' liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities. See "--Directors' and Officers' Insurance." The Company believes that these provisions are necessary to attract and retain qualified persons to serve as directors and officers.

  There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth information with respect to all compensation paid by the Company to the Company's Chief Executive Officer and each of the other four most highly compensated executive officers for the year ended December 31, 1996 (the "Named Executive Officers").

                                     ANNUAL COMPENSATION  LONG-TERM COMPENSATION
                                     --------------------------------------------
                                                           SECURITIES      LTIP
                                                           UNDERLYING    PAYOUTS   OTHER ANNUAL
NAME AND PRINCIPAL POSITION  YEAR(1)  SALARY   BONUS(2)  OPTIONS/SARS(3)   (4)    COMPENSATION(5)
---------------------------  ------- ----------------------------------- -------- ---------------
Raymond L. Gellein,           1996   $  530,204   --             --           --      $13,125
 Jr.....................
 Chairman of the Board
 and
 Co-Chief Executive
 Officer
Jeffrey A. Adler........      1996   $  530,204   --             --           --      $13,125
 President and Co-Chief
 Executive Officer
Matthew E. Avril........      1996   $  225,000$  52,360     180,000     $125,000     $ 8,840
 Executive Vice
 President, Chief
 Operating Officer and
 Chief Financial Officer
Susan Werth (6).........      1996   $  141,519   --          75,000          --      $ 4,132
 Senior Vice President,
 General Counsel and
 Secretary
Carol Lytle.............      1996   $  225,000$  99,921     180,000     $125,000     $ 2,400
 Vice President

--------
(1) In accordance with the rules of the Commission, only information with respect to the most recently completed fiscal year is reported in the Summary Compensation Table because the Company was not a reporting company during the three immediately preceding fiscal years.
(2) Reflects amounts paid in 1996 in respect of the year ended December 31, 1995.
(3) Does not include options to acquire 400,000, 125,000 and 400,000 shares of Common Stock granted by the Existing Shareholders to Mr. Avril, Ms. Werth and Ms. Lytle, respectively. See "Principal and Selling Shareholders."
(4) Consists of deferred executive incentive compensation under a previous plan.
(5) In accordance with the rules of the Commission, other compensation in the form of perquisites and other personal benefits has not been separately itemized because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 20% of the annual salary and bonus for the named executive officer for such year.
(6) Ms. Werth's employment by the Company commenced in May 1996. Accordingly, salary and bonus amounts reflect a partial year of employment.

  The Company has entered into employment agreements with each of Messrs. Gellein, Adler and Avril, Ms. Werth and Ms. Lytle which provide, among other things, that from and after the completion of the offering, the annual base salaries of Messrs. Gellein, Adler and Avril, Ms. Werth and Ms. Lytle will be $360,000, $360,000, $250,000, $230,000 and $250,000, respectively. See "--
Employment Agreements."

  Stock Option Grants in Last Fiscal Year. The following table contains information concerning the grant of stock options made for the year ended December 31, 1996 to the Named Executive Officers. The table also lists potential realizable values of such options on the basis of assumed annual compounded stock appreciation rates of 5% and 10% over the life of the options which are set for a maximum of ten years.

                               INDIVIDUAL GRANTS

                                                                              POTENTIAL REALIZABLE
                                                                                VALUE AT ASSUMED
                            NUMBER OF     PERCENT OF                          ANNUAL RATES OF SHARE
                           SECURITIES    TOTAL OPTIONS                         PRICE APPRECIATION
                           UNDERLYING     GRANTED TO   EXERCISE OR             FOR OPTION TERM(2)
                         OPTIONS GRANTED EMPLOYEES IN  BASE PRICE  EXPIRATION ---------------------
       NAME                    (1)        FISCAL YEAR   PER SHARE     DATE        5%        10%
       ----              --------------- ------------- ----------- ---------- ---------- ----------
Raymond L. Gellein,
 Jr.....................         --           --            --           --          --         --
Jeffrey A. Adler........         --           --            --           --          --         --
Matthew E. Avril........     180,000         33.6%       $11.00     12/26/06  $1,245,211 $3,155,610
Susan Werth.............      75,000         14.0%       $11.00     12/26/06  $  518,838 $1,314,838
Carol Lytle.............     180,000         33.6%       $11.00     12/26/06  $1,245,211 $3,155,610

--------
(1) These options were granted with an exercise price equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors. These options are nonqualified stock options, will vest in equal amounts over four years and have a ten-year term. See "--Stock Plan."
(2) The potential realizable value is reported net of the option price, but before income taxes associated with exercise. These amounts represent assumed annual compounded rates of appreciation at 5% and 10% only from the date of grant to the expiration date of the option.

STOCK PLAN

  General. The Stock Plan was initially adopted by the Company in December 1996. The Stock Plan provides for the issuance of options to acquire up to 1,900,000 shares of Common Stock to employees, directors and officers of, and consultants to, the Company and permits the Company to grant (i) shares of Common Stock subject to transfer restrictions ("Restricted Stock"); (ii) incentive stock options ("ISOs") within the meaning of Section 422 of the Code;
(iii) non-qualified stock options ("NSOs") ("ISOs" and "NSOs," individually, or collectively, "Options"); (iv) stock appreciation rights ("SARs"); and (v) phantom stock awards.

  Purpose. The purpose of the Stock Plan is to foster the interests of the Company and its shareholders by enabling employees, directors and officers of, and consultants to, the Company to acquire a proprietary interest in the Company and to provide an additional incentive for such persons to promote the success of the Company's business.

  Administration. The Stock Plan is administered by the Compensation Committee of the Board, which selects the persons who will receive grants of awards under the Stock Plan. The Committee is comprised of two or more outside directors who are "non-employee directors" for purposes of Rule 16b-3 of the Exchange Act. The Board appoints the members of the Compensation Committee, fills vacancies on the Compensation Committee and has the power to replace members of the Compensation Committee with other eligible persons at any time. The Compensation Committee is authorized to make grants under the Stock Plan, to determine the terms and conditions thereof and to otherwise administer and interpret the Stock Plan.

  Eligibility. Employees, directors and officers of, and consultants to, the Company and its subsidiaries are eligible to participate in the Stock Plan and receive grants of awards thereunder. The selection of employees who will receive grants under the Stock Plan (the "Participants") is in the sole discretion of the Compensation Committee.

  Exercise Price of Options. The exercise price of any Option granted under the Stock Plan is set in each case by the Compensation Committee; however, the exercise price of any ISO may not be less than 100% of the fair market value of the shares of Common Stock subject to the ISO on the date of grant (110% if the ISO is granted to a greater than 10% shareholder of the Company).

  Terms of Options. ISOs granted under the Stock Plan expire upon the earliest to occur of (i) a period not to exceed ten years from the Option Date (as that term is defined in the Stock Plan) (or five years if the ISO is granted to a greater than 10% shareholder of the Company); (ii) the date on which the ISO is forfeited under the terms of the Stock Plan due to termination of employment (i.e., all Options, whether or not vested, are forfeited and expire upon termination of a Participant's employment for Cause, as that term is defined in the Stock Plan); (iii) with respect to any nonvested Options, the date on which a Participant voluntarily terminates employment by the Company;
(iv) with respect to vested Options, three months after the Participant's termination of employment by the Company for any reason other than Cause or death; or (v) six months after the Participant's death. The duration of NSOs granted under the Stock Plan are identical to those of ISOs (except for the five year expiration period for greater than 10% shareholders of the Company).

  Exercise of Awards. Unless the Compensation Committee establishes a different vesting schedule and except with respect to the automatic director Options discussed below, Options, Restricted Stock, SARs and phantom stock granted or awarded under the Stock Plan shall become 25% vested after 12 months from the grant or award date, and shall vest annually pro rata in arrears over a period of three years thereafter. Notwithstanding the foregoing, upon a Change in Control (as that term is defined in the Stock
Plan) all Options, Restricted Stock, SARs and phantom stock shall become 100% vested and immediately exercisable. If a Participant's employment with the Company, membership on the Board of Directors or retention as a consultant terminates, all unvested grants and awards are forfeited. Under the Stock Plan, upon the exercise of an Option, the optionee may make payment either in cash, with shares of Common Stock having an aggregate fair market value on the date of delivery equal to the exercise price, or by delivery of an irrevocable commitment to use the proceeds of the sale of stock acquired from exercise of the option. No Common Stock may be delivered upon the exercise of an Option until full payment has been made for such shares. For individuals subject to Rule 16b-3, any withholding obligation of the Company will be satisfied automatically by the automatic withholding of shares of Common Stock otherwise issuable to the Participant.

  Director Options. Each initial director of the Company who is an Eligible Director will automatically be granted NSOs to purchase 45,000 shares of Common Stock for an exercise price per share equal to the Price to Public. Of such NSOs, NSOs to purchase 15,000 shares of Common Stock will be exercisable immediately upon grant, NSOs to purchase 15,000 shares of Common Stock will be exercisable immediately following the date of the 1998 annual meeting of the Company's shareholders (provided that such initial director continues to be a director of the Company following such annual meeting) and NSOs to purchase the remaining 15,000 shares of Common Stock will be exercisable immediately following the date of the 1999 annual meeting of the Company's shareholders (provided that such initial director continues to be a director of the Company following such annual meeting).

  In addition, it is the intention of the Company that (i) each initial director of the Company who is an Eligible Director will also be granted immediately-exercisable NSOs to purchase 5,000 shares of Common Stock immediately following the date of each scheduled annual meeting of the Company's shareholders commencing with the 2000 annual meeting of the Company's shareholders (provided that such initial director continues to be a director of the Company following such annual meeting) and (ii) each new director of the Company who is an Eligible Director will be granted immediately-exercisable NSOs to purchase 5,000 shares of Common Stock immediately following the date of each scheduled annual meeting of the Company's shareholders (provided that such director continues to be a director of the Company following such annual meeting). The Company intends that the exercise price of such NSOs will be the fair market value of the Common Stock on the date of grant.

  Unless the Compensation Committee establishes an earlier termination date, NSOs granted to a director will expire ten years from the date of grant.

  Grant of Options. In December 1996, the Company granted certain executive officers and other employees of the Company options to purchase an aggregate of 535,000 shares of Common Stock pursuant to the Stock Plan at an exercise price of $11.00 per share. See "--Executive Compensation" and "--Employment Agreements." Concurrently with the completion of the Offering, the Board of Directors may grant to several employees of the Company (including the Named Executive Officers) options to purchase additional shares of Common Stock under the Stock Plan at an exercise price equal to the Price to Public.

  Stock Appreciation Rights (SARs). Under the terms of the Stock Plan, the Compensation Committee may, in its discretion, grant naked SARs and/or tandem SARs to eligible Participants. A tandem SAR is an SAR that is granted in connection with an Option and is exercisable only if the fair market value of the Company's Common Stock on the date of surrender exceeds the Option Price of the related ISO or the fair market value of the Common Stock on the Option Date in the case of an NSO, and only to the extent that the related NSO or ISO is exercisable. A Participant who elects to exercise a tandem SAR may surrender the exercisable portion of related Options in exchange for a number of shares of Common Stock determined by a formula in the Stock Plan. A naked SAR is similar to a tandem SAR but it is not granted in connection with an underlying Option and its terms are governed by the Participant's SAR agreement.

  Phantom Stock. Under the Stock Plan, the Compensation Committee may, in its discretion, award phantom stock to eligible Participants and, in connection therewith, grant the Participant the right to receive payments equal to dividends paid on the Common Stock to which the phantom stock relates. Subject to certain terms and limitations, an award of phantom stock entitles the Participant to surrender all or part of the vested portion of such stock and to receive from the Company the fair market value on the date of surrender of the Common Stock to which the phantom stock relates.

  Non-Assignability of Options, SARs and Phantom Stock. Options, SARs and phantom stock granted under the Stock Plan are generally not transferable other than by will or the then applicable laws of descent and distribution. During the lifetime of a Participant, Options may be exercised only by such Participant.

  Restricted Stock. In addition to Options, SARs and phantom stock, the Compensation Committee may, in its discretion, make awards of restricted stock to eligible Participants under the Stock Plan. A Participant may not sell or transfer shares of restricted stock awarded under the Stock Plan and the shares are subject to forfeiture in the event of the termination of the Participant's employment with the Company or membership on the Board of Directors prior to the vesting thereof. Notwithstanding the transfer restrictions, the holder of restricted stock has the right to vote his or her shares of restricted stock and to receive dividends in the same amount as dividends paid on non-restricted shares of Common Stock.

  Adjustment to Reflect Change in Capital Structure. If there is any change in the corporate structure or shares of the capital stock of the Company, the Board of Directors has the authority to make any adjustments necessary to prevent accretion or to protect against dilution in the number and kind of shares authorized by the Stock Plan or in the number and kind of shares covered by awards thereunder.

OPTIONS GRANTED BY EXISTING SHAREHOLDERS

  Effective upon completion of the Offering, the Existing Shareholders, pro rata in accordance with the ownership of Common Stock, will grant to certain executive officers and other employees of the Company options to acquire an aggregate of 1,350,000 shares of Common Stock at an exercise price equal to the Price to Public. These options will be exercisable in full at the date of grant and will terminate ten years after the date of grant, subject to certain exceptions. See "Principal and Selling Shareholders" and "Shares Eligible for Future Sale."

401(K) PLAN

  The Company has established a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the "401(k) Plan"). Employees of the Company are eligible to participate in the

401(k) Plan if they meet certain requirements concerning minimum age and period of credited service. The 401(k) Plan allows participants to defer up to 15% of their compensation on a pre-tax basis subject to certain maximum amounts. The 401(k) Plan allows the Company discretionary matching contributions up to a maximum of 6% of the participant's compensation per year. The Company has historically matched participant contributions in an amount equal to 25 cents for each dollar of participant contributions and expects to continue to do so. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan. All contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before an employee attains the age of 59 1/2, except in the event of death, disability, certain financial hardships or termination of employment.

EMPLOYMENT AGREEMENTS

  Prior to the completion of the Offering, the Company will enter into a new employment agreement with each of Messrs. Gellein, Adler and Avril, Ms. Werth and Ms. Lytle for a term commencing on the completion of the Offering and ending on the fourth anniversary of the Offering; however, each employee's employment by the Company is terminable at any time by either party, with or without cause. Pursuant to these agreements, Messrs. Gellein, Adler and Avril, Ms. Werth and Ms. Lytle will be entitled to receive an annual base salary of $360,000, $360,000, $250,000, $230,000 and $250,000, respectively, as adjusted on March 1 of each year by the annual percentage increase in the Consumer Price Index, All Urban Consumers for the Orlando, Florida area. In addition, Messrs. Gellein, Adler and Avril and Ms. Werth will be eligible to receive an annual performance bonus not to exceed 60%, 60%, 60% and 40%, respectively, of such employee's annual base salary, based upon the Company's achievement of certain predetermined performance goals. Ms. Lytle will be eligible to receive performance bonuses based on the Company's achievement of certain operating goals. See "Management--Executive Compensation." Upon termination of employment, the employee will be entitled to unpaid compensation for services rendered through the date of termination, together with employee benefits accrued through the date of termination. In addition, if the employee's employment by the Company is terminated by the Company without cause, the employee will be entitled to receive certain severance payments payable in accordance with the Company's payroll practices.

  The Company has also granted Mr. Avril, Ms. Werth and Ms. Lytle options to purchase 180,000, 75,000 and 180,000 shares of Common Stock, respectively, at an exercise price of $11.00 per share pursuant to the Stock Plan. See "-- Executive Compensation."

  Under the terms of the employment agreements, Messrs. Gellein, Adler and Avril, Ms. Werth and Ms. Lytle will be prohibited from disclosing any confidential information or trade secrets of the Company. Messrs. Gellein, Adler and Avril, Ms. Werth and Ms. Lytle are also prohibited, during the term of their employment by the Company and for a period of two years thereafter, from (i) engaging in any business or becoming employed or otherwise rendering services to any company engaged in the timeshare or vacation ownership business and (ii) soliciting the employment of any employees of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In addition to the transactions described under "Management--Employment Agreements," the Company has had during its last fiscal year, or contemplates having, the transactions described below.

  Charles E. Harris, who has consented to become a director of the Company upon completion of the Offering, is President and Chief Executive Officer and a principal shareholder of Synagen. Synagen has served as financial advisor to the Company and the Existing Shareholders with respect to various corporate transactions since 1991. During the years ended December 31, 1996 and 1995, the Company paid Synagen fees of $56,000 and $140,000, respectively. No fees were paid to Synagen during 1994. The Company currently anticipates that it will pay fees of approximately $280,000 to Synagen prior to the date that Mr. Harris becomes a director of the Company.

  Mr. Harris is also President and Chief Executive Officer of Allen C. Ewing & Co. ("Ewing"), and a principal shareholder of Ewing's parent holding company. The Representatives have agreed to include Ewing as one of the Underwriters. See "Underwriting."

  The Existing Shareholders, after giving effect to the Offering, the owners of 70.5% of the Common Stock (approximately 66.1% if the Underwriters' over-allotment option is exercised in full and all shares of Common Stock subject thereto are sold solely by the Selling Shareholders), are parties to a Shareholders' Agreement which will become effective prior to the completion of the Offering (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, the Existing Shareholders have agreed to vote their shares of Common Stock in favor of proxies solicited by the Board of Directors, unless both Messrs. Gellein and Adler disagree with the position taken by the Board of Directors. The Shareholders' Agreement contains restrictions on the disposition of Common Stock and provides for certain rights of refusal. The Shareholders' Agreement will terminate and be of no further force and effect upon the earliest to occur of (i) the agreement of the Existing Shareholders; (ii) the tenth anniversary of the Offering; and (iii) the date upon which one of the Existing Shareholders (treating Mr. Gellein and JGG Holdings Trust together as one Existing Shareholder) fails to own 5% of the Common Stock. See "Risk Factors--Control by Existing Shareholders Following the Offering; Shareholder's Agreement."

  Messrs. Gellein and Adler, JGG Holdings Trust and certain executive officers and other employees of the Company are entitled, under certain circumstances, to require the Company to register under the Securities Act shares of Common Stock owned by them or which they may purchase upon exercise of options granted by the Existing Shareholders. See "Principal and Selling Shareholders" and "Shares Eligible for Future Sale."

  The Company believes that all transactions disclosed above have been, and the Company's Board of Directors intends that any future transactions with its officers, directors, affiliates or principal shareholders will be, effected on terms that are no less favorable to the Company than those that are obtainable in arms' length transactions with unaffiliated third parties.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company giving effect to the consummation of the Formation Transactions, and as adjusted to reflect the sale of Common Stock offered hereby, with respect to (i) each person known by the Company to beneficially own 5% or more of the outstanding Common Stock; (ii) each person who is a director or Named Executive Officer of the Company; (iii) all directors and executive officers of the Company as a group; and (iv) the Selling Shareholders.

                          BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                          PRIOR TO THE OFFERING                     AFTER THE OFFERING
                          ---------------------    NUMBER OF     ------------------------
                          NUMBER OF                  SHARES      NUMBER OF
        NAME(1)           SHARES(2)  PERCENTAGE BEING OFFERED(3)   SHARES   PERCENTAGE(4)
        -------           ---------- ---------- ---------------- ---------- -------------
Raymond L. Gellein,
 Jr.(5).................   7,087,500    50.0%       462,500(6)    6,625,000     35.24%
Jeffrey A. Adler(7).....   7,087,500    50.0%       462,500       6,625,000     35.24%
Laurence S. Geller(8)...         --      --             --           15,000         *
Charles E. Harris(8)....         --      --             --           15,000         *
Proposed Director(8)....         --      --             --           15,000         *
Matthew E. Avril(9).....     400,000     2.8%           --          400,000       2.1%
Susan Werth(10).........     125,000       *            --          125,000         *
Carol Lytle(11).........     400,000     2.8%           --          400,000       2.1%
All directors and
 executive officers as a
 group (8 persons)(12)..  14,175,000     100%       925,000      13,295,000      70.5%

--------
  * Less than 1%.
 (1) The address of each director, executive officer and beneficial owner of more than 5% of the currently outstanding shares of Common Stock is in care of the Company, 8801 Vistana Centre Drive, Orlando, Florida 32821.
 (2) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire from the Company within 60 days after the date of this Prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
 (3) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full and all shares subject thereto are sold by the Selling Stockholders, an additional 416,250 shares of Common Stock beneficially owned by each of Messrs. Gellein and Adler will be sold and Messrs. Gellein and Adler will each beneficially own 33.0% of the total outstanding Common Stock.
 (4) Such amounts have been adjusted to reflect the issuance of the Common Stock in the Offering.
 (5) Includes (i) 3,543,750 shares (3,312,500 shares after giving effect to the Offering) of Common Stock held by JGG Holdings Trust, a trust for the primary benefit of Mr. Gellein's former spouse; (ii) 254,440 shares of Common Stock held by the Raymond L. Gellein, Jr. Retained Annuity Grantor Trust dated 10/18/96, a trust primarily for the benefit of Mr. Gellein's children; (iii) 42,880 shares of Common Stock held by the Matthew James Gellein Irrevocable Trust dated 10/18/96, a trust for the benefit of Mr. Gellein's son; (iv) 42,880 shares of Common Stock held by the Brett Tyler Gellein Irrevocable Trust dated 10/18/96, a trust for the benefit of Mr. Gellein's other son; (v) 3,203,550 (2,972,300 after giving effect to the Offering) shares of Common Stock held by the Raymond L. Gellein, Jr. Revocable Trust, a trust for the benefit of Mr. Gellein; and (vi) 416,250 shares which may be sold pursuant to an option granted to the Underwriters to cover a portion of the Underwriters' over-allotments, if any. See "Underwriting." Excludes, an aggregate of 675,000 shares of Common Stock subject to options granted to certain executive officers and other employees of the Company. See notes (9), (10), (11) and (12) below.
 (6) Includes 231,250 shares of Common Stock held by JGG Holdings Trust (439,375 shares of Common Stock if the Underwriters' over-allotment option is exercised in full and all shares subject thereto are sold by the Selling Stockholders).

 (7) All shares of Common Stock beneficially owned by Mr. Adler are owned by The Jeffrey A. Adler Revocable Trust, of which Mr. Adler is the sole trustee and the sole beneficiary during his lifetime. Excludes an aggregate of 675,000 shares of Common Stock subject to options granted to certain executive officers and other employees of the Company. See notes (9), (10), (11) and (12) below. Includes 416,250 shares which may be sold pursuant to an option granted to the Underwriters to cover a portion of the Underwriters' over-allotments, if any. See "Underwriting."
 (8) Represents 15,000 shares of Common Stock which may be acquired upon exercise of options granted under the Stock Plan. Excludes 30,000 shares of Common Stock issuable pursuant to options granted under the Stock Plan which are not exercisable within 60 days of the date of this Prospectus. Messrs. Geller and Heyer have indicated that they intend to purchase shares of Common Stock in the Offering.
 (9) Represents 400,000 shares of Common Stock which may be acquired upon exercise of options granted by the Existing Shareholders, which options were granted in December 1996 at an exercise price equal to the Price to Public. Excludes options to acquire 180,000 shares of Common Stock granted by the Company in December 1996 pursuant to the Stock Plan which are not exercisable within 60 days of the date of this Prospectus.
(10) Represents 125,000 shares of Common Stock which may be acquired upon exercise of options granted by the Existing Shareholders, which options were granted in December 1996 at an exercise price equal to the Price to Public. Excludes options to acquire 75,000 shares of Common Stock granted by the Company in December 1996 pursuant to the Stock Plan, which are not exercisable within 60 days of the date of this Prospectus.
(11) Represents 400,000 shares of Common Stock which may be acquired upon exercise of options granted by the Existing Shareholders, which options were granted in December 1996 at an exercise price equal to the Price to Public. Excludes options to acquire 180,000 shares of Common Stock granted by the Company in December 1996 pursuant to the Stock Plan which are not exercisable within 60 days of the date of this Prospectus.
(12) Represents (i) 14,175,000 shares of Common Stock owned by the Existing Shareholders, (13,250,020 after giving effect to the Offering); (ii) an aggregate of 925,000 shares of Common Stock which may be acquired upon exercise of options granted by the Existing Shareholders; and (iii) 45,000 shares of Common Stock which may be acquired upon exercise of options granted under the Stock Plan. Excludes options to acquire an aggregate of 535,000 shares of Common Stock granted by the Company in December 1996 pursuant to the Stock Plan, which are not exercisable within 60 days of the date of this Prospectus. See "Management--Stock Plan."

                         DESCRIPTION OF CAPITAL STOCK

  Upon the completion of the Offering and the consummation of the Formation Transactions, the authorized capital stock of the Company will consist of (i) 100,000,000 shares of Common Stock, par value $0.01 per share, 18,800,000 shares of which will be outstanding after completion of the Offering and the Formation Transaction, and (ii) 5,000,000 shares of Preferred Stock, par value $0.01 per share, none of which will be outstanding after the Offering and the Formation Transactions. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Articles of Incorporation and By-Laws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

COMMON STOCK

  The rights of the holders of the Common Stock discussed below are subject to such rights as the Board of Directors may hereafter confer on the holders of the preferred stock; accordingly, rights conferred on holders of preferred stock issued under the Articles of Incorporation may adversely affect the rights of holders of the Common Stock.

  Subject to the rights of holders of preferred stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor, at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro rata, the assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors.

PREFERRED STOCK

  The Articles of Incorporation authorize the Board of Directors to issue preferred stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to, among other things, the rate and nature of dividends, the price, terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock and voting rights. The Company will have authority, without approval of the holders of Common Stock, to issue preferred stock that has voting, dividend or liquidation rights superior to the Common Stock and that may adversely affect the rights of holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company currently has no plans to issue any shares of preferred stock.

CLASSIFICATION OF THE BOARD OF DIRECTORS

  The Company's Articles of Incorporation provides that the number of directors of the Company shall be established by the By-Laws but shall not be less than the minimum number required by the FBCA. The By-Laws currently provide that the Board of Directors will consist of not fewer than five nor more than nine members. The Company's Articles of Incorporation and By-Laws provide for a staggered Board of Directors consisting of three classes as nearly equal in size as practicable. One class will hold office initially for a term expiring at the annual meeting of the Company's shareholders to be held in 1998, another class will hold office initially for a term expiring at the annual meeting of the Company's shareholders to be held in 1999 and another class will hold office initially for a term expiring at the annual meeting of the Company's shareholders to be held in 2000. As the term of each class expires, directors for that class will be elected for a term of three years and until their successors are duly elected and qualify.

  The provisions of the Articles of Incorporation and the By-Laws summarized in the preceding paragraphs and the provisions of the Florida Business Corporation Act (the "FBCA") contain provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive an enhanced value for their shares or that a substantial number or a majority of the Company's shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the Common Stock at a premium, as well as create a depressive effect on the market price of the Common Stock.

CERTAIN PROVISIONS OF FLORIDA LAW

  The Company is subject to several anti-takeover provisions that apply to a public corporation organized under the FBCA, unless the corporation has elected to opt out of those provisions in its articles of incorporation or by-laws. The Company has not elected to opt out of those provisions. Subject to certain exceptions, the FBCA prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

  Subject to certain exceptions, the FBCA also contains an "affiliated transaction" provision that prohibits a corporation organized under the FBCA from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is       .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering and the Formation Transactions, the Company will have outstanding 18,800,000 shares of Common Stock. Of these shares, the 5,550,000 shares sold in the Offering plus any additional shares sold upon exercise of the Underwriters' over-allotment option will be freely tradable in the public market without restriction or further registration under the Securities Act.

  The remaining 13,250,000 outstanding shares of Common Stock were issued pursuant to the Formation Transactions and are "restricted securities" as that term is defined under Rule 144 of the Securities Act and may be sold only pursuant to registration under the Securities Act or pursuant to an exemption therefrom, such as that provided by Rule 144. In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of shares of Common Stock from the Company or the date of acquisition of shares of Common Stock from any "affiliate" of the Company, as that term is defined under the Securities Act, the acquiror or subsequent holder is entitled to sell within any three-month period a number of shares of Common Stock that do not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock and (ii) the average weekly trading volume of shares of Common Stock on all exchanges and reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of sales, notice requirements and the availability of current public information about the Company. If three years have elapsed since the date of acquisition of shares of Common Stock from the Company or from any "affiliate" of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares of Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

  The directors, Existing Shareholders, officers and certain other employees of the Company have agreed, with certain exceptions, that, for a period of one year from the date of this Prospectus, they will not offer, sell, contract to sell, or otherwise sell, or dispose of any of their shares of Common Stock or options or warrants to acquire shares of Common Stock, without the prior written consent of Montgomery Securities.

  Following the Offering, the Company intends to file under the Securities Act a registration statement on Form S-8 to register all of the shares of Common Stock subject to outstanding options under the Stock Plan and reserved for future grants under the Stock Plan. This registration statement is expected to become effective upon filing and shares covered by this registration statement will be eligible for sale, subject, in the case of affiliates only, to the restrictions of Rule 144, other than the holding period requirement, and subject to the expiration of the lock-up agreements with the Underwriters. As of December 31, 1996, although options to acquire an aggregate of 535,000 shares of Common Stock had been granted under the Stock Plan, none of such options were currently exercisable.

  The Company has entered into a Registration Rights Agreement the ("Registration Rights Agreement") with the Existing Shareholders and certain executive officers and other employees of the Company pursuant to which the Company is obligated to register the shares owned by such persons under the Securities Act at specified times and in specified amounts. Specifically, the Company, subject to certain exceptions and limitations, will, upon request, be required (i) at any time after the third anniversary of the Offering, to register all or a portion of the Common Stock (not to exceed 15% of the then outstanding Common Stock on any one occasion) owned by each of Messrs. Gellein and Adler on up to two separate occasions each in connection with an underwritten offering of any such Common Stock; (ii) at the beginning of each of the first two 12-month periods following the second anniversary of the Offering, to register up to 50% of the Common Stock held, or acquirable pursuant to the exercise of options granted by the Existing Shareholders, by each of the parties to the Registration Rights Agreement, other than the Existing Shareholders, on a delayed or continuous basis, but not as part of an underwriting (a "Shelf Registration") at the beginning of each of the 12 month periods following the second anniversary of the completion of the Offering; provided, however, that the number of shares included in any such Shelf Registration may not exceed a maximum of 5% of the then outstanding Common Stock; (iii) to register all of the shares of Common Stock held, or acquirable pursuant to the exercise of options granted by the Existing Shareholders, by each party to the Registration Rights Agreement, other than the Existing Shareholders, pursuant to a Shelf Registration in the event of such party's death or disability, such party's termination of employment by the Company without cause or a change in control (as defined in the Registration Rights Agreement). The Company is required to use its best efforts to keep all registration statements relating to Shelf Registrations effective until the Common Stock included therein has been sold.

  Under the Registration Rights Agreement, subject to certain exception and limitations, if the Company proposes to register any of its securities under the Securities Act for its own account or the account of another person pursuant to an underwriting, the parties to the Registration Rights Agreement may require the Company to include in such registration all or part of the shares of Common Stock held by such persons after completion of the Offering. An aggregate of 925,000 shares of Common Stock are being registered by the Existing Shareholders in the Offering (1,757,500 shares of Common Stock if the Underwriter's over-allotment option is exercised in full and all shares subject thereto are sold by the Selling Stockholders).

  The Company is required to pay all expenses incident to the performance of its obligations under the Registration Rights Agreement, other than any underwriting discounts and commissions, or transfer taxes relating to shares of Common Stock registered pursuant thereto.

  Each party to the Registration Rights Agreement has agreed that if such holder is requested by an underwriter in an underwritten offering of the Company's securities (whether for the account of the Company or otherwise), not to effect any public sale or distribution of any shares of Common Stock or other Company equity securities, including a sale pursuant to Rule 144, during the 10-day period prior to, and during the 90-day period beginning on, the closing date of such underwritten offering. In addition, each of Messrs. Gellein and Adler have agreed not exercise their rights to require the Company to register all or a portion of the Common Stock owned by them more than once during any 360-day period.

  Prior to the Offering, there has been no public market for the Common Stock and the effect, if any, that future market sales of Common Stock or the availability of such Common Stock for sale will have on the market price of the Common Stock prevailing from time to time cannot be predicted. Nevertheless, sales of substantial amounts of Common Stock in the public market (or the perception that such sales could occur) might adversely affect market prices for the Common Stock.

                                  UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by Montgomery Securities and Smith Barney Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Shareholders and the Underwriters to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                     NUMBER OF
                                                                    SHARES TO BE
                               UNDERWRITER                           PURCHASED
                               -----------                          ------------
      Montgomery Securities........................................
      Smith Barney Inc. ...........................................
                                                                        ---
        Total......................................................
                                                                        ===

  The Underwriters, through the Representatives, have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the shares of Common Stock to the public at a public offering price set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers
a concession of not more than $   per share; the Underwriters may allow, and
such dealers may reallow, a concession of not more than $   per share to
certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives.

  The Company and the Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate maximum of 832,500 additional shares of Common Stock, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. Pursuant to the terms of the option, the Selling Shareholders have the right to sell all or any part of the shares to be sold the Underwriters, and the Company has the obligation to sell to the Underwriters the difference between the amount sold by the Selling Shareholders and the aggregate amount of shares required to satisfy the Underwriters' option exercise. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The directors, Existing Shareholders, officers and certain other employees of the Company have agreed, with certain exceptions, that, for a period of one year from the date of this Prospectus, they will not sell, offer to sell, contract to sell, or otherwise sell or dispose of any shares of their Common Stock, or options or warrants to acquire shares of Common Stock, without the prior written consent of Montgomery Securities. The Company has agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Montgomery Securities.

  The Representatives have informed the Company that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  Charles E. Harris is also President and Chief Executive Officer of Ewing, and a principal shareholder of Ewing's parent holding company. The Representatives have agreed to include Ewing as one of the Underwriters. See "Certain Relationships and Related Transactions."

  Out of the 5,550,000 shares of Common Stock to be sold pursuant to the Offering, the Underwriters have accepted the Company's request to sell up to 5% of such shares at the public offering price set forth on the cover page to employees and other persons designated by the Company.

  Prior to the Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of securities markets at the time of the Offering and the market price of publicly traded stocks of comparable companies in recent periods.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Neal, Gerber & Eisenberg, Chicago, Illinois in reliance, as to matters of Florida corporate law, on the opinion of Dean, Mead, Egerton, Bloodworth, Capouano & Bozarth, P.A., as to matters of Florida law governing the vacation ownership industry, on the opinion of Baker & Hostetler, and, as to matters of South Carolina law governing the vacation
ownership industry, on the opinion of       . In connection with the Offering,
certain attorneys of Neal, Gerber & Eisenberg intend to purchase shares of Common Stock at the Price to Public, which constitute a portion of the shares reserved by the Underwriters for sale at the Price to Public to certain employees and other persons designated by the Company. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, San Francisco, California in reliance, as to matters of Florida law, on the opinion of Dean, Mead, Egerton, Bloodworth, Capouano & Bozarth, P.A., as to matters of Florida law governing the vacation ownership industry, on the opinion of Baker & Hostetler, and, as to matters of South Carolina law governing the vacation ownership industry, on the opinion of
      .

                                    EXPERTS

  The Combined Financial Statements of Vistana, Inc. as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 included elsewhere in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their reports appearing elsewhere herein. The financial statements and the selected combined financial information referred to above have been so included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission under the Securities Act a Registration Statement on Form S-1 with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Common Stock and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission, including at the Commission's Public Reference Room, 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Public Reference Section of the Commission as its principal office in Washington, D.C. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS

Combined Financial Statements:
  Independent Auditors' Report............................................  F-2
  Combined Balance Sheets as of December 31, 1994 and 1995................  F-3
  Combined Statements of Income for the Years Ended December 31, 1993,
   1994 and 1995..........................................................  F-4
  Combined Statements of Equity for the Years Ended December 31, 1993,
   1994 and 1995..........................................................  F-5
  Combined Statements of Cash Flows for the Years Ended December 31, 1993,
   1994 and 1995..........................................................  F-6
  Notes to Combined Financial Statements..................................  F-7
Unaudited Combined Financial Statements:
  Combined Balance Sheets as of September 30, 1995 and 1996............... F-18
  Combined Statements of Income for the Nine Months Ended September 30,
   1995 and 1996.......................................................... F-19
  Combined Statements of Equity for the Nine Months Ended September 30,
   1995 and 1996.......................................................... F-20
  Combined Statements of Cash Flows for the Nine Months Ended September
   30, 1995 and 1996...................................................... F-21
  Notes to Unaudited Combined Financial Statements........................ F-22

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Vistana, Inc. and Combined Affiliates:

  We have audited the combined balance sheets of Vistana, Inc. and Combined Affiliates (the "Company") as of December 31, 1994 and 1995 and the related combined statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Vistana, Inc. and Combined Affiliates as of December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Orlando, Florida
December 23, 1996

                     VISTANA, INC. AND COMBINED AFFILIATES

                            COMBINED BALANCE SHEETS

                                                            DECEMBER 31,
                                                      -------------------------
                                                          1994         1995
                                                      ------------ ------------
Cash................................................. $  2,539,898 $  7,543,036
Restricted cash......................................    2,323,879    3,244,873
Customer mortgages receivable, net...................   64,014,162   80,493,952
Other receivables, net...............................    2,537,209    2,805,502
Inventory of vacation ownership interests............    5,522,788    9,607,814
Construction in progress.............................   10,401,129    8,694,684
                                                      ------------ ------------
  Total vacation ownership interests.................   15,923,917   18,302,498
                                                      ------------ ------------
Prepaid expenses and other assets....................    4,698,458    7,548,877
Investment in limited partnerships...................    9,738,828    5,058,710
Land held for development............................    5,593,275    4,297,121
Property and equipment, net..........................   10,619,449   11,356,914
                                                      ------------ ------------
  Total assets....................................... $117,989,075 $140,651,483
                                                      ============ ============
Accounts payable and accrued liabilities.............    4,974,551    4,905,831
Accrued compensation and benefits....................    3,802,569    8,552,982
Customer deposits....................................    1,667,254    2,349,357
Repurchase obligations...............................    6,909,822    3,002,847
Other liabilities....................................    2,207,645    2,432,399
Notes and mortgages payable..........................   64,769,423  101,503,639
                                                      ------------ ------------
  Total liabilities..................................   84,331,264  122,747,055
Equity...............................................   33,657,811   17,904,428
                                                      ------------ ------------
  Total liabilities and equity....................... $117,989,075 $140,651,483
                                                      ============ ============



            See accompanying notes to combined financial statements

                     VISTANA, INC. AND COMBINED AFFILIATES

                         COMBINED STATEMENTS OF INCOME

                                                 YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                              1993        1994        1995
                                           ----------- ----------- -----------
Revenues:
  Vacation ownership interest sales....... $55,657,690 $54,186,316 $50,156,397
  Interest income.........................   5,096,480   7,654,323  12,886,189
  Resort revenue..........................  10,876,973  11,834,044  12,613,242
  Telecommunications......................   1,980,002   3,377,865   4,802,025
  Other...................................     550,716     583,765     652,039
                                           ----------- ----------- -----------
    Total revenues........................  74,161,861  77,636,313  81,109,892
Costs and operating expenses:
  Costs of vacation ownership interests
   sold...................................  11,521,416  11,390,644  12,052,497
  Sales and marketing.....................  21,865,427  22,871,809  22,318,165
  Interest expense--treasury..............   2,069,951   3,605,227   6,515,497
  Provision for doubtful accounts.........   3,902,755   3,802,905   3,522,316
  Resort expenses.........................   9,493,180  10,036,963  10,585,320
  Telecommunications expenses.............   1,536,536   2,519,980   3,654,386
  General and administrative..............   7,419,040   7,988,613   6,979,337
  Depreciation and amortization...........     875,180   1,391,638   2,215,274
  Interest expense--other.................   2,269,439   2,105,869   3,167,975
  Other...................................   1,317,811   1,240,971   1,019,986
  Deferred executive incentive compensa-
   tion...................................     379,575     332,078   3,447,945
                                           ----------- ----------- -----------
    Total costs and operating expenses....  62,650,310  67,286,697  75,478,698
                                           ----------- ----------- -----------
    Operating income......................  11,511,551  10,349,616   5,631,194
Excess value recognized...................     700,822     364,952     219,095
                                           ----------- ----------- -----------
    Net Income............................ $12,212,373 $10,714,568 $ 5,850,289
                                           =========== =========== ===========
Pro-forma data (unaudited):
  Net income before taxes.................  12,212,373  10,714,568   5,850,289
  Pro forma provision for income taxes....   4,432,000   3,984,000   2,126,000
                                           ----------- ----------- -----------
    Pro forma net income.................. $ 7,780,373 $ 6,730,568 $ 3,724,289
                                           =========== =========== ===========
Pro forma net income per share of common
 stock....................................                         $      0.26
                                                                   ===========
Pro forma weighted number of shares of
 common stock outstanding.................                         14,175,000
                                                                   ===========


            See accompanying notes to combined financial statements.

                     VISTANA, INC. AND COMBINED AFFILIATES

                         COMBINED STATEMENTS OF EQUITY

                               COMMON STOCK
                             (PAR VALUE $.01)   ADDITIONAL
                             ------------------  PAID-IN    RETAINED       TOTAL
                              SHARES    AMOUNT   CAPITAL    EARNINGS      EQUITY
                             --------- -------- ---------- -----------  -----------
Balances at January 1,
 1993......................     40,000  $   400  $267,900  $11,985,420  $12,253,720
Distributions..............        --       --        --      (740,292)    (740,292)
Net income.................        --       --        --    12,212,373   12,212,373
                             ---------  -------  --------  -----------  -----------
Balances at December 31,
 1993......................     40,000      400   267,900   23,457,501   23,725,801
Distributions..............        --       --        --      (782,558)    (782,558)
Net income.................        --       --        --    10,714,568   10,714,568
                             ---------  -------  --------  -----------  -----------
Balances at December 31,
 1994......................     40,000      400   267,900   33,389,511   33,657,811
Distributions/redemptions..        --       --        --   (21,603,672) (21,603,672)
Net income.................        --       --        --     5,850,289    5,850,289
                             ---------  -------  --------  -----------  -----------
Balances at December 31,
 1995......................     40,000  $   400  $267,900  $17,636,128  $17,904,428
                             =========  =======  ========  ===========  ===========



            See accompanying notes to combined financial statements.

                     VISTANA, INC. AND COMBINED AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS

                                             YEAR ENDED DECEMBER 31,
                                      ----------------------------------------
                                          1993          1994          1995
                                      ------------  ------------  ------------
Operating activities:
  Net income......................... $ 12,212,373  $ 10,714,568  $  5,850,289
  Adjustments to reconcile net income
   to net cash  provided by operating
   activities:
    Depreciation and amortization....      875,180     1,391,638     2,215,274
    Amortization of discount on
     customer mortgages receivable...          --            --      2,061,541
    Provision for doubtful accounts..    3,902,755     3,802,905     3,522,316
    Changes in operating assets and
     liabilities:
      Other receivables..............     (857,645)     (127,354)     (268,293)
      Construction in progress.......   (7,805,265)   (3,954,546)   (1,082,427)
      Prepaid expenses and other as-
       sets..........................      246,616       412,018    (2,850,419)
      Accounts payable and accrued
       liabilities...................      936,412       839,216       (68,720)
      Accrued compensation and bene-
       fits..........................    1,129,603        90,708     4,750,413
      Customer deposits..............      403,556        54,339       682,103
      Repurchase obligations.........    1,360,994      (834,849)   (1,603,975)
      Other liabilities..............   (1,524,209)    1,182,091       224,754
                                      ------------  ------------  ------------
       Net cash provided by operating
        activities...................   10,880,370    13,570,734    13,432,856
Investing activities:
  Expenditures for property and
   equipment.........................   (2,514,800)   (1,646,332)   (2,952,739)
  Sale of customer mortgages receiv-
   able..............................   15,650,072     6,557,769           --
  Repurchase of customer mortgages
   receivable........................          --            --     (1,692,083)
  Customer mortgages receivable......  (33,664,940)  (25,345,638)  (17,994,446)
                                      ------------  ------------  ------------
      Net cash used in investing ac-
       tivities......................  (20,529,668)  (20,434,201)  (22,639,268)
Financing activities:
  Proceeds from notes and mortgages
   payable...........................   42,471,581    51,511,207    79,345,191
  Payments on notes and mortgages
   payable...........................  (30,646,661)  (44,216,204)  (42,610,975)
  Equity distributions/redemptions...     (740,292)     (782,558)  (21,603,672)
                                      ------------  ------------  ------------
    Net cash provided by financing
     activities......................   11,084,628     6,512,445    15,130,544
    Net increase (decrease) in cash
     and cash equivalents............    1,435,330      (351,022)    5,924,132
Cash and cash equivalents, beginning
 of year.............................    3,779,469     5,214,799     4,863,777
                                      ------------  ------------  ------------
Cash and cash equivalents, end of
 year................................ $  5,214,799  $  4,863,777  $ 10,787,909
                                      ============  ============  ============
Supplemental disclosure of cash flow
 information:
  Cash paid during the year for in-
   terest............................ $  4,076,360  $  5,674,646  $  9,728,802
                                      ============  ============  ============

            See accompanying notes to combined financial statements.

                     VISTANA, INC. AND COMBINED AFFILIATES
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                          DECEMBER 31, 1994 AND 1995

(1) NATURE OF BUSINESS

  Vistana, Inc. and its combined affiliates (the "Company") are comprised of certain entities under common control. The Company generates revenues from the sale and financing of vacation ownership interests in its resort properties which typically entitle the buyer to ownership of a fully-furnised unit for a one week period on an annual or alternate year basis. The Company's principal operations through 1995 consisted of (1) constructing, furnishing, marketing and selling vacation ownership interests at Vistana Resort, in Lake Buena Vista, Florida and Vistana's Beach Club on Hutchinson Island, Florida, (2) providing consumer financing for the purchase of vacation ownership interests at its resorts and (3) managing the operations of its resorts and related amenities, and the installation and maintenance of telecommunications equipment, principally at its resorts, as well as for others on a limited basis. The Company sells vacation ownership interests to both domestic and foreign purchasers. All contracts relating to the sale of vacation ownership interests are denominated in U.S. dollars. As of December 31, 1995, the following comprise the affiliates which are wholly owned by common interests:

  Vistana Capital Holdings, Inc.
  Vistana Capital Management, Inc.
  WE4 Fun, Inc.
  Vistana Development, Ltd.
  Vistana Management, Ltd.
  VCH Communications, Inc.
  VCH Trademark, Inc.

  Each of the entities listed above was formed in November 1991 by the current owners to acquire and own, either directly or indirectly, the assets and certain liabilities of the predecessor operating entities of Vistana Resort and Vistana's Beach Club from the previous owner, hereinafter referred to as the "Seller".

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Principles of Combination

  The combined financial statements include the accounts of Vistana, Inc. and its affiliates as listed and described in Note 1. All significant intercompany transactions and balances have been eliminated from these combined financial statements.

 (b) Cash and Cash Equivalents

  Cash and cash equivalents consist of all highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents consist of cash, money market funds and restricted cash.

 (c) Restricted Cash

  Restricted cash consists of (1) deposits received on sales of vacation ownership interests that are held in escrow until the applicable statutory rescission period has expired and the related customer mortgage receivable has been recorded, and (2) workman's compensation funds.

 (d) Allowance for Losses on Customer Mortgages Receivable and Repurchase Obligations

  The Company controls the credit risk of customer mortgages receivable through its origination process and by retaining the ongoing servicing of such receivables, even if sold.

  The Company provides for estimated future losses to be incurred related to uncollectible customer mortgages receivable. The allowance is based on the collection history of the receivables and is net of anticipated cost recoveries of the underlying vacation ownership interests. Additionally, the Company has established liabilities reflecting repurchase obligations which were assumed as part of: (i) the acquisition by the Company in 1991 (see Note
1) related to prior sales of customer mortgages receivable by the Seller and;
(ii) related to sales

                     VISTANA, INC. AND COMBINED AFFILIATES
with recourse of customer mortgages receivable by the Company, to limited partnerships in which the Company had a residual interest, pursuant to agreements entered into during 1991 and 1992 (see Note 2(g)). Management believes that all such allowances and estimated liabilities are adequate. As of December 31, 1995, the outstanding balance of customer mortgages receivable previously sold with recourse to the Company was $15,687,491.

  The Company, assessing the borrower's ability to repay their obligations, considers customer mortgages receivable impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the applicable mortgage receivable. When a customer mortgage receivable is considered impaired, the amount of impairment is recorded based on the book value of the vacation ownership interest securing the customer mortgage receivable and recognized when the week is returned to inventory. Impaired customer mortgages receivable are included in the allowance for doubtful accounts.

 (e) Inventory of Vacation Ownership Interests

  Inventory of vacation ownership interests and related construction in progress are carried at cost, which is lower than net realizable value.

 (f) Prepaid Expenses and Other Assets

  Costs associated with a five-year covenant not-to-compete agreement with a former shareholder/executive of the Company are included in other assets in the accompanying combined balance sheet. These costs are being amortized over the term of the agreement.

  Prepaid financing fees related to notes and mortgages payable are capitalized and amortized over the lives of the respective debt on a straight-line basis.

 (g) Investment in Limited Partnerships

  Investment in limited partnerships represents the Company's initial investment in certain limited partnerships, in which it has residual interests, formed in 1991 and 1992, to which the Company sold customer mortgages receivable pursuant to a commitment to sell a stipulated amount, which was fulfilled by early 1994. The Company has reflected such investments on the cost method and recorded its initial investment in limited partnerships as the difference between the outstanding contractual amount of customer mortgages receivable sold and the proceeds from such sale. The Company estimates that its cost is not in excess of net realizable value. Upon repurchasing customer mortgages receivable previously sold pursuant to "clean up" call provisions related to such sales, the Company records the difference between the remaining outstanding contractual receivable amount and the net repurchase amount as a loan discount, to be amortized over the estimated remaining life of the receivables.

 (h) Property and Equipment

  Property and equipment are recorded at cost. Depreciation of property and equipment is computed over the applicable estimated useful lives (between 3 and 30 years) of the assets using the straight-line method.

 (i) Customer Deposits

  Until a vacation ownership interest contract qualifies as a sale, all payments received are accounted for as deposits. If a contract is canceled after the applicable statutory period, deposits forfeited are credited to income.

 (j) Revenue Recognition

  Substantially all vacation ownership interests sold by the Company generate installment receivables secured by a mortgage on the related vacation ownership interest. These customer mortgages receivable are payable in monthly installments, including interest, with maturities up to seven years. Sales are included in revenues when minimum down payment requirements have been met. A provision is recorded for those contracts expected to rescind in the allowed statutory rescission period.

                     VISTANA, INC. AND COMBINED AFFILIATES

  Product costs and direct selling expenses related to a vacation ownership interest sale are recorded at the time the sale is recognized. Product costs include the cost of land, professional fees, improvements to the property and the costs of amenities constructed for the use and benefit of the vacation ownership interest owners. Product costs are allocated to each vacation ownership interest based on the total number of vacation ownership interests in the particular phase.

  Resort revenues are recognized on an accrual basis. Telecommunications revenues, primarily from contracting services to third parties are recognized when earned. Labor, material, equipment and operating expenses related to such contracting services are recorded when incurred.

 (k) Excess Value Over Consideration

  In connection with the acquisition by the Company in 1991 from the Seller described in Note 1, the estimated value of the assets acquired exceeded the consideration paid (including the estimated liabilities assumed as part of the transaction) by $3,380,621. Accordingly, the excess value over consideration has been allocated on a pro-rata basis to reduce the recorded value of long-term assets originally acquired from the Seller, principally customer mortgages receivable. This excess value over consideration is being amortized into income over the life of those assets. The amount of excess value over consideration amortized into income was $700,822, $364,952 and $219,095 in 1993, 1994 and
1995, respectively, with $944,230 remaining unamortized as of December 31, 1995.

 (l) Interest Rate Swap Agreements

  The Company only uses derivative financial instruments on a limited basis and does not use them for trading purposes. Derivative financial instruments are used to manage well-defined interest rate risks. The differential to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and is recognized over the life of the applicable interest rate swap agreements.

 (m) Fair Value of Financial Instruments

  The carrying amount reported in the combined balance sheets for cash, restricted cash, other receivables, accounts payable and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

  The carrying amount of customer mortgages receivable approximates the fair value as the interest rates on the customer mortgages receivable are predominantly at current market rates.

  The carrying amount of notes and mortgages payable approximates fair value as the interest rate on the underlying instruments reprices frequently.

  The fair value of the interest rate swaps (used for hedging purposes) is the estimated amount the Company would pay to terminate the interest rate swap agreements at December 31, 1995, taking into account the interest rates and the current credit-worthiness of the interest rate swap counterparty. The fair value of the liability for interest rate swaps at December 31, 1995 is $337,000 based upon the estimated unwind cost which would be associated with terminating the interest rate swap agreements. The interest rate swaps do not have a carrying value as they did not have an initial cost when acquired.

 (n) Income Taxes

  The Company and its combined affiliates include entities taxed as S corporations taxable at the shareholder level or as partnerships taxable at the partner level. Accordingly, the accompanying combined financial statements do not include assets or liabilities related to or provision for income taxes (See
Note 14).

 (o) Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these

                     VISTANA, INC. AND COMBINED AFFILIATES
combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

 (p) Effect of New Accounting Pronouncements

  In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996 and there was no material impact on the Company's operations or financial position upon adoption.

  In May 1995, the FASB issued statement No. 122, Accounting for Mortgage Servicing Rights, which amends FASB Statement No. 65, Accounting for Certain Mortgage Banking Activities. This Statement requires that an enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. The Company adopted Statement No. 122 in the first quarter of 1996 and there was no material impact on the Company's operations or financial position upon adoption.

  In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company does not anticipate a material impact on its operations or financial position from the implementation of SFAS 125 as it has no current plans to sell customer mortgages receivable in the foreseeable future.

(3) CUSTOMER MORTGAGES RECEIVABLE, NET

  As of December 31, customer mortgages receivable, net consisted of:

                                                         1994         1995
                                                      -----------  -----------
Customer mortgages receivable, gross................. $74,929,460  $93,686,882
Less:
  Unamortized discount on customer mortgages
   receivable purchased..............................         --    (3,714,702)
  Unamortized excess value over consideration........    (210,080)    (125,233)
  Allowance for loss on receivables and rescissions.. (10,705,218)  (9,352,995)
                                                      -----------  -----------
  Customer mortgages receivable, net................. $64,014,162  $80,493,952
                                                      ===========  ===========

  As of December 31, 1994 and 1995, customer mortgages receivable, gross, or subject to recourse obligations from foreign buyers aggregated approximately $27,200,000 and $26,400,000, respectively with buyers within no individual foreign country aggregating more than 5% of outstanding customer mortgages receivable owned or subject to recourse obligations.

  Stated interest rates on customer mortgages receivable outstanding at December 31, 1995 range from 00.0% to 17.9% per annum (averaging approximately 13.9% per annum). Interest is not imputed on customer mortgages receivable with less than a market interest rate because such amounts are immaterial.

                     VISTANA, INC. AND COMBINED AFFILIATES

  The activity in the customer mortgages receivable allowance for doubtful accounts is as follows:

                                           1993         1994         1995
                                        -----------  -----------  -----------
Balance, beginning of year............. $12,162,040  $11,148,417  $10,705,218
Provision for doubtful accounts........   3,902,755    3,802,905    3,522,316
Allowance relating to customer
 mortgages receivable purchased........         --           --       628,397
Customer mortgages receivable charged
 off...................................  (4,916,378)  (4,246,104)  (5,502,936)
                                        -----------  -----------  -----------
Balance, end of year................... $11,148,417  $10,705,218  $ 9,352,995
                                        ===========  ===========  ===========

  During the first quarter of 1994, pursuant to an agreement entered into during 1992, the Company completed the sale of $7,723,695 of customer mortgages receivable for proceeds of $6,565,141, prior to related transaction expenses. The sale resulted in no gain or loss in the accompanying combined statements of income. The purchaser was a partnership in which the Company has a residual minority limited partnership interest. The Company's interest in the partnership, as well as other such partnerships, to which customer mortgages receivable were sold during 1991, 1992, and 1993, have been reflected with a carrying value of $9,738,828 and $5,058,710 as of December 31, 1994 and 1995, respectively.

  During 1995, under the clean up call provisions of the related transactions, the Company repurchased the remaining amount of customer mortgages receivable previously sold. The Company acquired gross customer mortgages receivable of $10,473,284 and recorded a discount which amounted to $5,776,243. This discount is being amortized over the estimated remaining collection period of the purchased customer mortgages receivable. Amortization of the discount during 1995 was $2,061,541 and is included in interest income.

(4) PROPERTY AND EQUIPMENT, NET

  As of December 31, property and equipment, net consisted of:

                                                          1994         1995
                                                       -----------  -----------
Land and land improvements............................ $ 2,483,353  $ 2,483,353
Buildings and building improvements...................   5,996,257    6,319,497
Furniture, fixtures and equipment.....................   4,457,805    4,950,841
Other.................................................     181,530      314,938
                                                       -----------  -----------
  Subtotal............................................  13,118,945   14,068,629
Less accumulated depreciation.........................  (2,499,496)  (3,805,521)
                                                       -----------  -----------
  Subtotal............................................  10,619,449   10,263,108
Construction in progress..............................         --     1,093,806
                                                       -----------  -----------
Property and equipment, net........................... $10,619,449  $11,356,914
                                                       ===========  ===========

(5) PREPAID EXPENSES AND OTHER ASSETS

  As of December 31, prepaid expenses and other assets consisted of:

                                                             1994       1995
                                                          ---------- ----------
Deferred servicing premiums.............................. $  420,351 $  277,490
Mortgage interest earned.................................    324,000    438,223
Due from homeowners associations.........................    499,668    444,145
Prepaid expenses.........................................    564,796    726,920
Sales documents and premium inventory....................    272,773    388,607
Covenant not-to-compete (note 8).........................     86,824  1,589,257
Prepaid financing fees...................................  1,570,017  2,459,171
Inventories..............................................    346,128    352,479
Other....................................................    613,901    872,585
                                                          ---------- ----------
    Total prepaid expenses and other assets.............. $4,698,458 $7,548,877
                                                          ========== ==========

                     VISTANA, INC. AND COMBINED AFFILIATES

  The covenant-not-to-compete with a former shareholder/executive of the Company (see Note 8) is being amortized over the term of this five year agreement. Prepaid financing fees related to notes and mortgages payable are capitalized and amortized over the lives of the respective debt on a straight-line basis. During 1995, the Company incurred prepaid financing fees of $1,542,852 associated with the refinancing of new and existing debt. Amortization expense related to prepaid financing fees was $278,561, $355,764 and $909,249 in 1993, 1994 and 1995, respectively.

(6) REPURCHASE OBLIGATIONS

  As of December 31, repurchase obligations under the recourse provisions of the agreements under which the Company sold customer mortgages receivable and the recourse obligations assumed from the Seller, consisted of:

                                                 1993       1994        1995
                                              ---------- ----------- ----------
Estimated loss on repurchase obligations on
 customer mortgages receivable sold with
 recourse.................................... $7,695,421 $ 6,874,715 $2,976,689
Related transaction fees and expenses........     49,250      35,107     26,158
                                              ---------- ----------- ----------
    Total repurchase obligations............. $7,744,671 $ 6,909,822 $3,002,847
                                              ========== =========== ==========

  Changes in repurchase obligations during the years ended December 31 were as follows:

                                               1993        1994        1995
                                            ----------  ----------  ----------
Balance, beginning of year................. $6,383,677  $7,744,671  $6,909,822
Additional obligations for customer
 mortgages receivable sold during the year
 with recourse.............................  1,841,185     771,502         --
Loss on customer mortgages receivable
 repurchased under recourse provisions.....   (480,191) (1,606,351) (1,603,419)
Remaining balance of estimated losses on
 repurchase obligations relating to
 customer mortgages receivable
 repurchased...............................        --          --   (2,303,556)
                                            ----------  ----------  ----------
Balances, end of year...................... $7,744,671  $6,909,822  $3,002,847
                                            ==========  ==========  ==========

                     VISTANA, INC. AND COMBINED AFFILIATES

(7) NOTES AND MORTGAGES PAYABLE

  As of December 31, notes and mortgages payable consisted of:

                                                          1994         1995
                                                       ----------- ------------
Notes payable and mortgage obligations to lender,
 cross collateralized which, except as noted, bear
 interest at prime plus 2% (10.5% per annum at
 December 31, 1995):
  Note payable secured by customer mortgages
   receivable. Remaining availability under this line
   of credit is $7,266,575 at December 31, 1995. In
   addition, there is a preapproved option to
   increase the line by $10 million. The remaining
   commitment term for new borrowings expires in
   August 1998. The note matures 84 months after the
   expiration of the last borrowing during the
   commitment term...................................  $25,316,426 $ 42,046,126
  Note payable requiring quarterly payments of prin-
   cipal and matures on May 26, 2000.................          --     3,600,000
  Mortgage obligation secured by land and building
   with anticipated final payment in 1997............          --     2,087,300
  Mortgage obligations secured by land and office
   building due May 18, 2004 bearing interest at
   10.08% per annum..................................    5,058,203    4,705,163
Notes payable to bank:
  Note payable bearing interest at a variable rate
   (applicable Eurodollar rate plus 4% (see Note 11))
   payable quarterly. The note requires quarterly
   payments of principal and matures on June 30,
   2000..............................................          --    12,600,000
  Note payable bearing interest at a variable rate
   (applicable Eurodollar rate plus 6% (see Note 11))
   payable quarterly. The note requires quarterly
   payments of principal and matures on December 29,
   2000..............................................          --     6,500,410
Note payable to lender bearing interest at 11.34% per
 annum, secured by customer mortgages receivable.
 Lender receives all principal and interest collected
 from customer mortgages receivable securing the
 note. Final payment is expected prior to December
 19, 2001............................................   19,022,472   15,903,003
Note payable to lender bearing interest at 10.68% per
 annum, secured by customer mortgages receivable.
 Lender receives all principal and interest collected
 from customer mortgages receivable securing the
 note. Final payment is expected by December 1998....          --     5,462,111
Subordinated unsecured note payable to lender bearing
 interest at prime plus 2% (10.5% per annum at
 December 31, 1995) payable semi-annually. The note
 requires one balloon payment of principal on June 1,
 2001................................................          --     4,500,000
Note payable to bank bearing interest at prime plus
 1.5% (10% per annum at December 31, 1995) secured by
 customer mortgages receivable. Remaining
 availability under this revolving line of credit is
 $4,494,922 at December 31, 1995 and the remaining
 commitment term for new borrowings expires in
 December 1996.......................................      166,679    2,505,078
Mortgage obligation, secured by land and building,
 bearing interest at 7.8% per annum due December 5,
 1996 (subsequently renewed through December 1997)...      937,542      786,059
Construction loan with an available line of
 $1,100,000 secured by land and improvements
 (including the constructed premises). The loan bears
 interest at prime rate plus 1% (9.5% per annum at
 December 31, 1995)..................................          --       610,547
Subordinated, unsecured notes bearing interest at 9%
 per annum. The notes required annual payments of
 principal on December 1 of each year beginning
 December 1, 1992 and was repaid in 1995.............   14,000,000          --
Various notes payable with monthly payments of
 principal and interest, ranging from 8.25% to 11.03%
 per annum. Final payments are due through March
 1999. The notes are collateralized by transportation
 and telecommunications equipment....................      268,101      197,842
                                                       ----------- ------------
    Total notes and mortgages payable................  $64,769,423 $101,503,639
                                                       =========== ============

                     VISTANA, INC. AND COMBINED AFFILIATES

  Scheduled principal payments on the notes and mortgages payable where there are agreed upon scheduled principal repayments subsequent to December 31, 1995, are as follows:

   YEAR ENDED DECEMBER 31:
   -----------------------
     1996........................................................... $ 7,686,957
     1997...........................................................   6,425,646
     1998...........................................................   6,098,031
     1999...........................................................   5,408,816
     2000...........................................................   2,404,149
     Thereafter.....................................................   6,873,380
                                                                     -----------
                                                                     $34,896,979
                                                                     ===========

  Repayment terms on the notes payable secured by customer mortgages receivable are such that all collections on the receivables serving as collateral are paid to the lender on a monthly basis. Payments are first applied to outstanding interest and then to principal. As principal repayments on notes payable are made by collections of the related secured customer mortgages receivable, there are no fixed amortization dates for these notes. Total amount of pledged customer mortgages receivable was $44,505,577 and $65,916,318 at December 31, 1994 and 1995, respectively.

(8) EQUITY REDEMPTIONS

  During 1995, the Company made distributions to one of its shareholders sufficient to redeem all of that individual's interests in the Company. As part of this transaction, the former shareholder/executive and the Company entered into a five-year covenant-not-to-compete and a consulting and management agreement. Costs associated with the five-year covenant-not-to-compete have been capitalized and are included in other assets in the accompanying balance sheet (Note 5) and are being amortized over the life of the five-year agreement.

  In connection with the sale of customer mortgages receivable concurrent with the acquisition by the Company in 1991 (see Note 3), unaffiliated third parties received options to purchase limited partnership interests totaling 15% of certain of the combined affiliates of the Company. During 1995, the Company repurchased these options from the unaffiliated third parties.

  These two transactions have been reflected as equity redemptions in the amount of $20,167,055 in the accompanying combined statements of equity for the year ended December 31, 1995.

(9) DEFERRED EXECUTIVE INCENTIVE COMPENSATION

  In 1992, the Company entered into employment agreements (which were amended and expanded in 1995) with certain senior management executives who were not owners of the Company. In order to receive payment under the agreements the executives were required to remain in the employ of the Company through December 31, 1996. The agreements, provided that these executives would be entitled to receive, on a deferred basis, an aggregate of 3% (amended in 1995 to 10%) of the cumulative pretax income of the Company during the period of employment, before determination of the deferred executive incentive compensation amounts. Payment of amounts earned by these executives under the applicable agreements was to occur when and if the owners of the Company received distributions of their equity (other than for taxes) or in the event of a change in control from the Company's current owners.

  The total expense associated with these deferred executive incentive compensation agreements was $379,575, $332,078 and $3,447,945 for the years ended December 31, 1993, 1994 and 1995, respectively. Amounts payable under these agreements totaled $1,113,594 and $4,561,539 as of December 31, 1994 and 1995, respectively, and are included in accrued compensation and benefits in the accompanying combined balance sheets.

                     VISTANA, INC. AND COMBINED AFFILIATES

(10) COMMITMENTS AND CONTINGENCIES

  The Company is, from time to time, party to certain litigation which relates to matters arising in the ordinary course of business. Management anticipates that the final resolution of such matters will not have a material adverse effect on the financial position of the Company.

  Certain of the agreements related to the sale of customer mortgages receivable contain certain performance tests related to the customer mortgages receivable purchased which, if not met, entitle the purchasing partnerships to record a lien on a certain piece of property owned by the Company. This property is currently unencumbered, undeveloped land intended for future development. (see Note 13)

(11) INTEREST RATE SWAP AGREEMENTS

  The Company entered into interest rate swap agreements to reduce the impact of changes in interest rates on certain of its floating rate term debt. At December 31, 1995, the Company had two outstanding interest rate swap agreements with a commercial bank, having a total notional principal amount of $20,252,215. These interest rate swap agreements effectively fix the Company's interest rates on its $12,600,000 floating rate note due June 30, 2000 and on its $6,500,410 floating rate note due December 29, 2000, to 9.69% per annum and 11.69% per annum, respectively.

  The interest rate swap agreements mature at the time the related notes mature. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swaps agreements. However, the Company believes the risk of incurring losses related to credit risk is remote and any losses would be immaterial. As of December 31, 1995, the Company had no risk of loss as it related to the counterparty as it would have cost the Company approximately $337,000 to terminate the agreements at that date.

(12) SUPPLEMENTAL DISCLOSURES OF NON-CASH OPERATING AND INVESTING ACTIVITIES

                                                1993        1994       1995
                                             ----------- ---------- -----------
Supplemental schedule of non-cash operating
 activities:
  Transfers from construction in progress to
   inventory of vacation ownership inter-
   ests..................................... $12,983,687 $4,836,553 $12,554,304
                                             =========== ========== ===========
  Transfers from land held for development
   to inventory of vacation ownership inter-
   ests..................................... $ 1,160,000 $  480,000 $ 1,330,808
                                             =========== ========== ===========
Supplemental schedule on non-cash investing
 activities:
  Increases to investments in limited
   partnerships attributed to customer
   mortgages receivable sold in excess of
   proceeds received........................ $ 2,761,778 $1,157,253 $       --
                                             =========== ========== ===========

  During 1995 the Company purchased customer mortgages receivable previously sold pursuant to clean up call provisions relating to such sales.

   Contractual balance of customer mortgages receivable acquired..  $10,473,284
   Allowance for doubtful accounts assigned to customer mortgages
    receivable acquired...........................................     (628,397)
   Remaining balance of estimated losses on repurchase obligations
    relating to customer mortgages receivable repurchased.........    2,303,556
   Investment in limited partnership..............................   (4,680,117)
   Cash paid upon repurchase......................................   (1,692,083)
                                                                    -----------
   Discount on purchase of customer mortgages receivable..........  $ 5,776,243
                                                                    ===========

                     VISTANA, INC. AND COMBINED AFFILIATES

(13) SUBSEQUENT EVENTS (UNAUDITED)

  On October 2, 1996, pursuant to a clean up call provision of the related transaction, the Company repurchased $9,804,274 of customer mortgages receivable previously sold. The Company recorded a discount on this purchase which amounted to $5,034,093. This discount will be amortized over the estimated remaining collection period of the purchased customer mortgages receivable.

  The Company intends to conduct an initial public offering of 5,550,000 shares of its Common Stock (of which 4,625,000 shares would be sold by the Company). In connection with the completion of the Offering, the current owners will transfer to the Company all of their interests in the entities described in
Note 1 as well as entities created subsequent to December 31, 1995, which are controlled by owners common to the Company, in exchange for shares of the Company's Common Stock (the "Formation Transactions"). There can be no assurances that the Offering will be consummated. The Company also plans to adopt a stock option plan which will provide for the issuance of up to 1,900,000 shares of Common Stock.

(14) PRO FORMA DISCLOSURES (UNAUDITED)

  The Company has a pending initial public offering for the sale of Common Stock (the "Offering"). Upon completion of the Offering, the Company will be subject to federal and state income taxes from the effective date of the sale of the Common Stock. In addition, the Company will be required to provide a deferred tax liability for cumulative temporary differences between financial reporting and tax reporting by recording a provision for such deferred taxes in its statement of income for the period following the effective date of the Offering. Such deferred taxes will be based on the cumulative temporary differences at the date of the Offering.

  The unaudited pro forma provision for income taxes represents the estimated income taxes that would have been reported had the Company filed federal and state income tax returns as a regular corporation. The following summarizes the unaudited pro forma provision for income taxes:

                                                 YEAR ENDED DECEMBER 31,
                                            ---------------------------------
                                               1993       1994       1995
                                            ---------- ---------- -----------
Current:
  Federal.................................. $   79,000 $1,500,000 $(1,200,000)
  State....................................        --     200,000         --
                                            ---------- ---------- -----------
                                                79,000  1,700,000  (1,200,000)
                                            ---------- ---------- -----------
Deferred:
  Federal..................................  3,788,000  1,971,000   2,957,000
  State....................................    565,000    313,000     369,000
                                            ---------- ---------- -----------
                                             4,353,000  2,284,000   3,326,000
                                            ---------- ---------- -----------
Unaudited pro forma provision for income
 taxes..................................... $4,432,000 $3,984,000 $ 2,126,000
                                            ========== ========== ===========

                     VISTANA, INC. AND COMBINED AFFILIATES

  A reconciliation between the unaudited pro forma statutory provision for income taxes (at 34%) and the unaudited pro forma provision for income taxes is shown as follows for the year ended December 31:

                                              1993        1994        1995
                                           ----------  ----------  ----------
Income tax at federal statutory rate...... $4,152,207  $3,642,953  $1,989,098
State tax, net of federal benefit.........    372,900     338,580     243,540
Amortization of excess value recognized...   (238,500)   (124,000)    (74,500)
Other.....................................    145,393     126,467     (32,138)
                                           ----------  ----------  ----------
Unaudited pro forma provision for income
 taxes.................................... $4,432,000  $3,984,000  $2,126,000
                                           ==========  ==========  ==========

  Deferred income taxes reflect the net tax affects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the pro forma net deferred tax liabilities were as follows for the year ended December 31:

                                            1993         1994         1995
                                         -----------  -----------  -----------
Deferred tax assets:
  Vacation ownership interests.......... $ 5,179,300  $ 8,219,950  $ 9,739,355
  Period costs and excess servicing
   premium..............................   1,805,362    1,768,400    1,759,622
  Net operating loss carryforward.......     528,290          --       126,750
  Accrued compensation and benefits.....     324,000      479,000    1,714,000
  Other.................................     348,742      176,650      139,000
  Minimum tax credit carryover..........      85,196          --           --
  Basis adjustment for tax purposes
   relating to redemption of equity
   interests............................         --           --     2,778,000
                                         -----------  -----------  -----------
    Total deferred tax assets........... $ 8,270,890  $10,644,000  $16,256,727
                                         ===========  ===========  ===========
Deferred tax liabilities:
  Deferred revenue (installment sales).. $14,081,000  $18,569,000  $24,627,000
  Purchase accounting book/tax
   difference...........................     980,000      929,000      922,000
  Fixed assets..........................     130,000      115,000       49,000
  Vacation ownership interest and other
   inventory............................      14,890      250,000      327,000
  Other.................................         --           --        98,727
                                         -----------  -----------  -----------
    Total deferred tax liabilities......  15,205,890   19,863,000   26,023,727
                                         -----------  -----------  -----------
    Pro forma net deferred tax
     liabilities........................ $(6,935,000) $(9,219,000) $(9,767,000)
                                         ===========  ===========  ===========

  The deferred tax benefit associated with the equity redemption deferred tax asset in 1995 is an offset to the distributions made for that purpose rather than as an element of the pro forma deferred tax provision for 1995.

  Pro forma weighted average number of shares of Common Stock outstanding as shown on the accompanying combined statement of income for the year ended December 31, 1995, is based upon the number of shares to be issued to current shareholders based upon the Formation Transactions described in Note 13.

                     VISTANA, INC. AND COMBINED AFFILIATES

                            COMBINED BALANCE SHEETS

                                                                  (UNAUDITED)
                                               (UNAUDITED)         PRO FORMA
                                              SEPTEMBER 30,        NOTE 2(C)
                                        ------------------------- ------------
                                                                   SEPTEMBER
                                            1995         1996       30, 1996
                                        ------------ ------------ ------------
Cash................................... $  6,531,563 $  6,706,981 $  4,206,981
Restricted cash........................    3,361,219    3,464,795    3,464,795
Customer mortgages receivable, net.....   78,520,519   93,239,476   93,239,476
Other receivables, net.................    2,302,103    2,927,352    2,927,352
Inventory of vacation ownership
 interests.............................   11,591,192    6,138,389    6,138,389
Construction in progress...............    7,579,487   14,360,292   14,360,292
                                        ------------ ------------ ------------
    Total vacation ownership
     interests.........................   19,170,679   20,498,681   20,498,681
                                        ------------ ------------ ------------
Prepaid expenses and other assets......    7,160,844   13,383,449   13,383,449
Investment in limited partnerships.....    5,058,710    5,058,710    5,058,710
Land held for development..............    4,288,458    6,328,235    6,328,235
Property and equipment, net............   10,979,563   11,893,507   11,893,507
                                        ------------ ------------ ------------
    Total assets....................... $137,373,658 $163,501,186 $161,001,186
                                        ============ ============ ============
Accounts payable and accrued
 liabilities...........................    2,482,540    3,000,153    3,000,153
Accrued compensation and benefits......    7,235,265    9,419,614    9,419,614
Customer deposits......................    2,698,772    3,840,492    3,840,492
Repurchase obligations.................    3,120,080    2,462,615    2,462,615
Other liabilities......................    4,900,576    6,116,926    6,116,926
Notes and mortgages payable............  100,098,275  110,284,276  110,284,276
                                        ------------ ------------ ------------
    Total liabilities..................  120,535,508  135,124,076  135,124,076
Minority interest......................          --     2,562,960    2,562,960
Equity.................................   16,838,150   25,814,150   23,314,150
                                        ------------ ------------ ------------
    Total liabilities and equity....... $137,373,658 $163,501,186 $161,001,186
                                        ============ ============ ============


       See accompanying notes to unaudited combined financial statements.

                     VISTANA, INC. AND COMBINED AFFILIATES

                         COMBINED STATEMENTS OF INCOME

                                                              (UNAUDITED)
                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
Revenues:
  Vacation ownership interest sales.................... $38,477,749 $46,161,326
  Interest income......................................   9,102,717  10,727,538
  Resort revenue.......................................   9,640,746  10,583,562
  Telecommunications...................................   3,688,231   5,256,925
  Other................................................     409,875     372,774
                                                        ----------- -----------
    Total revenues.....................................  61,319,318  73,102,125
Costs and operating expenses:
  Costs of vacation ownership interests sold...........   9,215,012  11,328,548
  Sales and marketing..................................  16,728,015  20,094,361
  Interest expense--treasury...........................   4,678,199   5,026,202
  Provision for doubtful accounts......................   2,700,481   3,271,765
  Resort expenses......................................   8,145,372   8,847,283
  Telecommunications expenses..........................   2,851,760   4,113,990
  General and administrative...........................   5,141,147   5,342,536
  Depreciation and amortization........................   1,564,826   1,814,692
  Interest expense--other..............................   2,185,446   2,972,419
  Other................................................     903,411     567,199
  Deferred executive incentive compensation............   2,585,959     913,830
                                                        ----------- -----------
    Total costs and operating expenses.................  56,699,628  64,292,825
                                                        ----------- -----------
    Operating income...................................   4,619,690   8,809,300
Excess value recognized................................     164,321     105,000
                                                        ----------- -----------
    Net income......................................... $ 4,784,011 $ 8,914,300
                                                        =========== ===========
Pro forma data:
  Net income before taxes..............................   4,784,011   8,914,300
  Pro forma provision for income taxes.................   1,740,000   3,270,000
                                                        ----------- -----------
    Pro forma net income............................... $ 3,044,011 $ 5,644,300
                                                        =========== ===========
  Pro forma net income per share of common stock.......             $      0.40
                                                                    ===========
  Pro forma weighted average number of shares of common
   stock outstanding...................................              14,175,000
                                                                    ===========

       See accompanying notes to unaudited combined financial statements.

                     VISTANA, INC. AND COMBINED AFFILIATES

                         COMBINED STATEMENTS OF EQUITY

                              COMMON STOCK  ADDITIONAL
                              -------------  PAID-IN     RETAINED       TOTAL
                              SHARES AMOUNT  CAPITAL     EARNINGS       EQUITY
                              ------ ------ ---------- ------------  ------------
Balances at December 31,
 1994........................ 40,000  $400   $267,900  $ 33,389,511  $ 33,657,811
(Unaudited):
  Distributions/Redemptions..    --    --         --    (21,603,672)  (21,603,672)
  Net income.................    --    --         --      4,784,011     4,784,011
                              ------  ----   --------  ------------  ------------
Balances at September 30,
 1995........................ 40,000  $400   $267,900  $ 16,569,850  $ 16,838,150
                              ======  ====   ========  ============  ============
Balances at December 31,
 1995........................ 40,000  $400   $267,900  $ 17,636,128  $ 17,904,428
(Unaudited):
  Distributions..............    --    --         --     (1,004,578)   (1,004,578)
  Net income.................    --    --         --      8,914,300     8,914,300
                              ------  ----   --------  ------------  ------------
Balances at September 30,
 1996........................ 40,000  $400   $267,900  $ 25,545,850  $ 25,814,150
                              ======  ====   ========  ============  ============


       See accompanying notes to unaudited combined financial statements.

                     VISTANA, INC. AND COMBINED AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                               (UNAUDITED)
                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                        --------------------------
                                                            1995          1996
                                                        ------------  ------------
Operating activities:
  Net income........................................... $  4,784,011  $  8,914,300
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization......................    1,564,826     1,814,692
    Amortization of discount on mortgage receivables...    1,320,675     1,626,734
    Provision for bad debt expense.....................    2,700,481     3,271,765
    Changes in operating assets and liabilities:
      Other receivables................................      235,106      (121,850)
      Construction in progress.........................   (1,941,945)   (4,227,297)
      Prepaid expenses and other assets................   (2,462,387)   (5,834,572)
      Accounts payable and accrued liabilities.........   (2,492,011)   (1,905,678)
      Accrued compensation and benefits................    3,432,696       866,632
      Customer deposits................................    1,031,518     1,491,135
      Repurchase obligations...........................   (3,789,742)     (540,231)
      Other liabilities................................    2,692,931     3,684,527
                                                        ------------  ------------
        Net cash provided by operating activities......    7,076,159     9,040,156
Investing activities:
  Expenditures for property and equipment..............   (1,924,940)   (2,351,285)
  Repurchase of customer mortgages receivable..........   (1,692,083)          --
  Customer mortgages receivable........................  (12,155,312)  (17,644,023)
                                                        ------------  ------------
        Net cash used in investing activities..........  (15,772,335)  (19,995,308)
Financing activities:
  Proceeds from notes and mortgages payable............   68,873,169    42,668,697
  Payments on notes and mortgages payable..............  (33,544,316)  (33,888,060)
  Equity distributions/redemptions.....................  (21,603,672)   (1,004,578)
  Minority interest capital contribution...............          --      2,562,960
                                                        ------------  ------------
        Net cash provided by financing activities......   13,725,181    10,339,019
        Net increase (decrease) in cash and cash
         equivalents...................................    5,029,005      (616,133)
Cash and cash equivalents, beginning of period.........    4,863,777    10,787,909
                                                        ------------  ------------
Cash and cash equivalents, end of period............... $  9,892,782  $ 10,171,776
                                                        ============  ============

       See accompanying notes to unaudited combined financial statements.

                     VISTANA, INC. AND COMBINED AFFILIATES

               NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1995 AND 1996

(1) NATURE OF BUSINESS

  Vistana, Inc. and its combined affiliates (the "Company") are comprised of certain entities under common control. The Company generates revenues from the sale and financing of vacation ownership interests in its resort properties which typically entitle the buyer to ownership of a fully-furnished unit for a one week period on an annual or alternative year basis. The Company's principal operations through 1995 consisted of (1) constructing, furnishing, marketing and selling vacation ownership interest at Vistana Resort, in Lake Buena Vista, Florida and Vistana's Beach Club on Hutchinson Island, Florida,
(2) providing consumer financing for the purchase of vacation ownership interests at its resorts and (3) managing the operations of its resorts and related amenities and the installation and maintenance of telecommunications equipment, principally at its resorts, as well as for others on a limited basis. The company sells vacation ownership interests to both domestic and foreign purchasers. All contracts relating to the sale of vacation ownership interests are denominated in U.S. dollars. As of September 30, 1995, the following comprise the affiliates which are wholly owned by common interests:

  Vistana Capital Holdings, Inc.
  Vistana Capital Management, Inc.
  WE4 Fun, Inc.
  Vistana Development, Ltd.
  Vistana Management, Ltd.
  VCH Communications, Inc.
  VCH Trademark, Inc.

  Each of the entities listed above was formed in November 1991 by the current owners to acquire and own, either directly or indirectly, the assets and certain liabilities of the predecessor operating entities of Vistana Resort and Vistana's Beach Club from the previous owner, hereinafter referred to as the "Seller".

  During June 1996, the owners of the Company formed two new entities which entered into two additional ventures, Vistana WGV, Ltd. ("WGV") and Oak Plantation Joint Venture ("OPJV"). As of September 30, 1996, the Company includes the entities described above and the two entities formed in June 1996. Through these two new ventures the Company will construct, market, sell, finance and manage additional resort properties.

  WGV is a partnership in which the Company is the general partner and has a 37.5% controlling ownership interest. The partnership is to develop up to 408 units at a resort known as Vistana Resort at World Golf Village near St. Augustine, Florida. WGV has entered into numerous licensing and miscellaneous servicing fee arrangements with several parties associated with the World Golf Village development which range in amounts from 1% to 5% of net vacation ownership interest sales. WGV also paid a licensing fee to one of the parties of the World Golf Village development for the use of the names and logos associated with World Golf Village. This licensing fee has been capitalized and included in other assets in the accompanying combined balance sheets. WGV is contingently liable along with other developers at the World Golf Village for annual payments related to bond funding for the related convention center development.

  The Company has a 67% interest and is the managing joint venturer of OPJV. OPJV is converting a 242-unit multi-family property in Kissimmee, Florida into a vacation ownership interest resort. Until the conversion is complete, the joint venture has engaged the remaining 33% joint venturer to manage and operate the existing apartment complex for a fee equal to 5% of the total gross rent collections. In addition, the joint venture has entered into a consulting service agreement in connection with the conversion of the property to resort use with the 33% joint venturer for a fixed fee per vacation ownership interest sold. The agreement includes an early termination option whereby the joint venture may pay off this consulting service agreement for a lump sum of $1,900,000 payable in two installments by January 1997.

                     VISTANA, INC. AND COMBINED AFFILIATES

(2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Principles of Combination

  The combined financial statements include the accounts of Vistana, Inc. and its affiliates as listed and described in Note 1. The financial statements of WGV and OPJV entered into during 1996 have been included in the accompanying combined financial statements as of and for the nine months ended September 30, 1996. The ventures entered into during 1996 have not had significant operating activity during the period ended September 30, 1996. All significant intercompany transactions and balances have been eliminated from these combined financial statements.

 (b) Unaudited Financial Statements

  The unaudited combined financial statements as of September 30, 1995 and 1996 and for the nine months ended September 30, 1995 and 1996 do not include all disclosures provided in the audited financial statements. These unaudited financial statements should be read in conjunction with the December 31, 1994 and 1995 audited combined financial statements and the notes thereto. Results for the unaudited 1996 nine month period are not necessarily indicative of the results to be expected for the year ending December 31, 1996. However, the accompanying unaudited financial statements reflect all adjustments which are, in the opinion of management, of a normal and recurring nature necessary for a fair presentation of the combined financial position, combined results of operations and combined cash flows of the Company. All information in the September 30, 1995 and 1996 financial statements is unaudited.

 (c) Pro Forma Balance Sheet

  The pro forma balance sheet as of September 30, 1996 reflects the planned distribution to existing shareholders prior to the anticipated closing of the Company's intended initial public offering. Such distributions, which are estimated to aggregate $2,500,000, relate to undistributed S Corporation earnings and anticipated tax liabilities attributable to the Company's operations prior to the completion of the offering. No assurances can be given that such offering will be consummated.

 (d) Allowance for Losses on Customer Mortgages Receivable and Repurchase Obligations

  The company controls the credit risk of customer mortgages receivable through its origination process and by refunding the ongoing servicing of such receivables, even if sold.

  The Company provides for estimated future losses to be incurred related to uncollectible customer mortgages receivable. The allowance is based on the collection history of the customer mortgages receivable and is net of anticipated cost recoveries of the underlying vacation ownership interests. Additionally, the Company has established liabilities reflecting repurchase obligations which were assumed as part of: (i) the acquisition by the Company in 1991 (see Note 1) related to prior sales of customer mortgages receivable by the Seller and; (ii) related to sales with recourse of customer mortgages receivable by the Company, to a limited partnership in which the Company had a residual interest pursuant to agreements entered into during 1991 and 1992. Management believes that all such allowances and estimated liabilities are adequate.

  The Company, assessing the borrower's ability to repay their obligations, considers a customer mortgage receivable impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the applicable customer mortgage agreement. When a customer mortgage receivable is considered impaired, the amount of impairment is recorded based on the book value of the vacation ownership interest securing the customer mortgage receivable and recognized when the week is returned to inventory. Impaired customer mortgages receivable are included in the allowance for doubtful accounts.

                     VISTANA, INC. AND COMBINED AFFILIATES

 (e) Inventory of Vacation Ownership Interests

  Inventory of vacation ownership interests and related construction in progress are carried at cost, which is lower than net realizable value.

 (f) Revenue Recognition

  Substantially all vacation ownership interests sold by the Company generate installment receivables, secured by a mortgage on the related vacation ownership interest. These customer mortgages receivable are payable in monthly installments, including interest, with maturities up to seven years. Sales are included in revenues when minimum down payment requirements have been met. A provision is recorded for those contracts expected to rescind in the applicable statutory rescission period.

  Product costs and direct selling expenses related to a vacation ownership interest sale are recorded at the time the sale is recognized. Product costs include the cost of land, professional fees, improvements to the property and the costs of amenities constructed for the use and benefit of the vacation ownership interest owners. Product costs are allocated to each vacation ownership interest based on the total number of vacation ownership interests in the particular phase.

  Resort revenues are recognized on an accrual basis. Telecommunications revenues, primarily from contracting services to third parties are recognized when earned. Labor, material, equipment and operating expenses related to such contracting services are recorded when incurred.

 (g) Income Taxes

  The Company and its combined affiliates include entities taxed as S corporations taxable at the shareholder level or as partnerships taxable at the partner level. The unaudited pro forma income tax expense represents the estimated income taxes that would have been reported had the Company filed federal and state tax returns as a regular corporation.

 (h) Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

 (i) Effect of New Accounting Pronouncements

  In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996 and there was no material impact on the Company's operations or financial position upon adoption.

  In May 1995, the FASB issued Statement No. 122, Accounting for Mortgage Servicing Rights, which amends FASB Statement No. 65, Accounting for Certain Mortgage Banking Activities. This Statement requires that an enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of

                     VISTANA, INC. AND COMBINED AFFILIATES
those rights. The Company adopted Statement No. 122 in the first quarter of 1996 and there was no material impact on the Company's operations or financial position upon adoption.

  In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company does not anticipate a material impact on its operations or financial position from the implementation of SFAS 125 as it has no current plans to sell customer mortgages receivable in the foreseeable future.

(3)CUSTOMER MORTGAGES RECEIVABLE; NET

  As of September 30, customer mortgages receivable, net consisted of:

                                                        1995          1996
                                                     -----------  ------------
Customer mortgages receivable, gross................ $93,362,008  $104,462,974
Less:
  Unamortized discount on customer mortgages receiv-
   able purchased...................................  (4,455,569)   (2,087,968)
  Unamortized excess value over consideration.......    (146,445)      (73,233)
  Allowance for loss on receivables and
   rescissions...................................... (10,239,475)   (9,062,297)
                                                     -----------  ------------
  Customer mortgages receivable, net................ $78,520,519  $ 93,239,476
                                                     ===========  ============

  As of September 30, 1995 and 1996, customer mortgages receivable, gross or subject to recourse obligation from foreign buyers, aggregated approximately
$26,600,000 and $27,900,000, respectively, with buyers within no individual foreign country aggregating more than 5% of outstanding customer mortgages receivable owned or subject to recourse obligation.

  Stated interest rates on customer mortgages receivable outstanding at September 30, 1996 range from 00.0% to 18.9% (averaging approximately 13.9%).
Interest is not imputed on customer mortgages receivable with less than a market interest rate because such amounts are immaterial.

  The activity in the customer mortgages receivable allowance for doubtful accounts is as follows:

                                                        1995          1996
                                                     -----------  ------------
Balance, beginning of period........................ $10,705,218  $  9,352,995
Provision for doubtful accounts.....................   2,700,481     3,271,765
Allowance relating to customer mortgages receivable
 purchased..........................................     628,493           --
Customer mortgages receivable charged off...........  (3,797,717)   (3,562,463)
                                                     -----------  ------------
Balance, end of period.............................. $10,239,475  $  9,062,297
                                                     ===========  ============

  During the first quarter of 1994, pursuant to an agreement entered into during 1992, the Company completed the sale of customer mortgages receivable to partnerships in which the Company has a minority limited partnership interest. The Company's interest in the partnership, as well as other such partnerships, to which customer mortgages receivable were sold during 1991, 1992 and 1993 have been reflected with a carrying value of $5,058,710 as of September 30, 1995 and 1996.

                     VISTANA, INC. AND COMBINED AFFILIATES

  During 1995, under the clean up call provisions of the related transaction, the Company repurchased the remaining amount of customer mortgages receivable previously sold. The Company acquired gross customer mortgages receivable of $10,473,284 and recorded a discount which amounted to $5,776,243. This discount is being amortized over the estimated remaining collection period of the purchased customer mortgages receivable and is included in interest income. Amortization of the discount during the nine months ended September 30, 1995 and 1996 was $1,320,675 and $1,626,734, respectively.

(4)NOTES AND MORTGAGES PAYABLE

  As of September 30, notes and mortgages payable consisted of:

                                                          1995        1996
                                                       ----------- -----------
Notes payable and mortgage obligations to lender,
 cross collateralized which except as noted, bear in-
 terest at prime plus 2% (10.5% at December 31, 1995):
  Note payable secured by customer mortgages
   receivable. Remaining availability under this line
   of credit is $7,266,575 at December 31, 1995. In
   addition, there is a pre-approved option to
   increase the line by $10 million. The remaining
   commitment term for new borrowings expires in
   August 1998. The note matures 84 months after the
   expiration of the last borrowing during the
   commitment term.................................... $36,201,299 $51,922,161
  Note payable requiring quarterly payments of princi-
   pal and matures on May 26, 2000....................   3,800,000   3,000,000
  Mortgage obligation secured by land and building
   with anticipated final payment in March 1997.......   2,235,000   1,217,900
  Mortgage obligations secured by land and office
   building due May 8, 2004 bearing interest at 10.08%
   per annum..........................................   4,796,600   4,417,868
Notes payable to bank:
  Note payable bearing interest at a variable rate
   (applicable Eurodollar rate plus 4%) (which has
   been swapped) payable quarterly. The note requires
   quarterly payments of principal and matures on June
   30, 2000...........................................  13,300,000  10,500,000
  Note payable bearing interest at a variable rate
   (applicable Eurodollar rate plus 6%) (which has
   been swapped) payable quarterly. The note requires
   quarterly payments of principal and matures on
   December 29, 2000..................................   6,951,687   5,146,570
Note payable to lender bearing interest at 11.34% per
 annum, secured by customer mortgages receivable.
 Lender receives all principal and interest collected
 from customer mortgages receivable securing the note.
 Final payment is expected prior to December 19,
 2001.................................................  17,724,088  10,176,933
Note payable to lender bearing interest at 10.68% per
 annum, secured by customer mortgages receivable.
 Lender receives all principal and interest collected
 from customer mortgages receivable securing the note.
 Final payment is expected by December 1998...........   6,755,987   2,041,933
Subordinated unsecured note payable to lender bearing
 interest at prime plus 2% (10.5% per annum at Decem-
 ber 31, 1995) payable semi-annually. The note re-
 quires one balloon payment of principal on June 1,
 2001.................................................   4,500,000   4,500,000

                     VISTANA, INC. AND COMBINED AFFILIATES

                                                          1995         1996
                                                      ------------ ------------
Note payable to bank bearing interest at prime plus
 1.5% (10% per annum at December 31, 1995) secured
 by customer mortgages receivable. Remaining
 availability under this revolving line of credit is
 $4,494,922 at December 31, 1995 and the remaining
 commitment term for new borrowings expires in June
 1996...............................................     2,759,405    1,533,032
Mortgage obligation, secured by land and store
 building, bearing interest at 7.8% per annum, due
 December 5, 1996 (subsequently renewed through De-
 cember 1997).......................................       809,867      684,353
Construction loan with an available line of
 $1,100,000 secured by land and improvements (in-
 cluding the constructed premises). The loan bears
 interest at prime rate plus 1% (9.5% per annum at
 December 31, 1995).................................        41,602    1,012,363
Various notes payable with monthly payments of prin-
 cipal and interest, ranging from 8.25% to 11.03%
 per annum, Final payments are due through March
 1999. The notes are collateralized by transporta-
 tion and telecommunications equipment..............       222,740      128,227
Note payable to lender under which the Company may
 borrow up to $25,000,000 and bearing interest at
 prime +(2%) and will be secured by customer
 mortgages receivable...............................           --           --
Term note payable under which a total $16,200,000
 may be borrowed bearing interest at prime plus 2%,
 requiring monthly interest payments, and maturing
 on June 25, 2001. Secured by real property and
 construction in progress...........................           --    10,963,734
Unsecured note payable under a $2,500,000 working
 capital loan agreement bearing interest at prime
 plus 2% requiring monthly interest payments, and
 maturing on June 25, 2001..........................           --       426,876
Acquisition note payable under which a total of
 $3,000,000 may be borrowed bearing interest at
 prime plus 2%, requiring monthly interest payments,
 and maturing on July 24, 2001. Secured by real and
 personal property..................................           --        65,193
Construction mortgage note payable under which a to-
 tal of $15,600,000 may be borrowed bearing interest
 at prime plus 2%, requiring monthly interest pay-
 ments, and maturing on July 24, 2001. Secured by
 real property and construction in progress.........           --     2,547,133
                                                      ------------ ------------
    Total notes and mortgages payable...............  $100,098,275 $110,284,276
                                                      ============ ============

  As part of financing the development of units for WGV and Oak Plantation Joint Venture, the joint venturers have agreed to pay its lenders, upon fulfillment of its obligations, incentive fees. The incentive fees will be recognized over the term of the debt as an adjustment to interest expense using the effective interest method.

  In addition, upon formation of WGV, the Company entered into an agreement with one of its limited partners whereby the Company could borrow up to $1,620,000. No amounts were outstanding under this agreement as of September 30, 1996.

                     VISTANA, INC. AND COMBINED AFFILIATES

(5)EQUITY REDEMPTION

  During 1995, the Company made distributions to one of its shareholders sufficient to redeem all of that individual's interests. As part of this transaction, the former shareholder/executive and the Company entered into a five-year covenant-not-to-compete and a consulting and management agreement. Costs associated with the five-year covenant-not-to-compete have been capitalized and are included in other assets in the accompanying balance sheet and are being amortized over the life of the five-year agreement.

  In connection with the sale of customer mortgages receivable concurrent with the acquisition by the Company in 1991 (see Note 3), unaffiliated third parties received options to purchase limited partnership interests totaling 15% of certain of the combined affiliates of the Company. During 1995, the Company repurchased these options from the outside parties.

  These two transactions have been reflected as equity redemptions in the amount of $20,167,055 in the accompanying combined statements of equity for the nine months ended September 30, 1995.

(6)SUBSEQUENT EVENTS

  On October 2, 1996, pursuant to a clean up call provision of the related transaction, the Company repurchased $9,804,274 of customer mortgages receivable previously sold. The Company recorded a discount on this purchase which amounted to $5,034,093. This discount will be amortized over the estimated remaining collection period of the purchased customer mortgages receivable.

  The Company intends to conduct an initial public offering of 5,550,000 shares of Common Stock (of which 4,625,000 shares would be sold by the Company). In connection with the completion of the Offering, the current owners will transfer to the Company all of their interests in the entities described in Note 1 in exchange for shares of the Company's Common Stock (the "Formation Transactions"). There can be no assurances that the Offering will be consummated. The Company also plans to adopt a stock option plan which will provide for the issuance of up to 1,900,000 shares of Common Stock.

(7)PRO FORMA DISCLOSURES (UNAUDITED)

  The Company has a pending public offering for the sale of Common Stock (the "Offering"). Upon completion of the Offering, the Company will be subject to federal and state income taxes from the effective date of the sale of the Common Stock. In addition, the Company will be required to provide a deferred tax liability for cumulative temporary differences between financial reporting and tax reporting by recording a provision for such deferred taxes in its statement of income for the period following the effective date of the Offering. Such deferred taxes will be based on the cumulative temporary differences at the date of the Offering.

  The pro forma provision for income taxes represents the estimated income taxes that would have been reported had the Company filed federal and state income tax returns as a regular corporation. The pro forma provision for income taxes is reflected at the estimated effective income tax rate for the Company's years ended December 31, 1995 and 1996, respectively.

  Pro forma weighted average common shares outstanding as shown on the accompanying combined statement of income for the nine months ended September 30, 1996, is based upon the amount of shares to be issued current shareholders based upon the Formation Transactions described in Note 6.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 No dealer, salesperson or any other person has been authorized to give any in-formation or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Under-writers. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the registered securities to which this Prospectus relates or any offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                            ----------------------

                               TABLE OF CONTENTS

                            ----------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  11
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Prior Income Tax Status and Planned Distributions........................  22
Dilution.................................................................  23
Selected Combined Historical Financial Information.......................  24
Pro Forma Combined Financial Information.................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  29
Business.................................................................  36
Management...............................................................  52
Certain Relationships and Related Transactions...........................  61
Principal and Selling Shareholders.......................................  62
Description of Capital Stock.............................................  63
Shares Eligible for Future Sale..........................................  65
Underwriting.............................................................  67
Legal Matters............................................................  68
Experts..................................................................  68
Additional Information...................................................  68
Index to Combined Financial Statements................................... F-1

 Until    , 1997 (25 days after commencement of the Offering), all dealers ef-
fecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addi-tion to the obligation of dealers to deliver a Prospectus when acting as under-writers and with respect to their unsold allotment or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       SHARES

                                     [LOGO]

                                 VISTANA, INC.

                                  COMMON STOCK

                              ------------------

                                   PROSPECTUS

                              ------------------

                             MONTGOMERY SECURITIES
                               SMITH BARNEY INC.

                                      , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, in connection with the sale and distribution of the shares of Common Stock being registered hereby, all of which will be paid by Vistana, Inc. (the "Company").

      Commission Registration Fee...................................... $25,143
      NASD filing fee..................................................    *
      Nasdaq National Market listing fee...............................    *
      Accounting fees and expenses.....................................    *
      Blue Sky fees and expenses.......................................    *
      Legal fees and expenses..........................................    *
      Printing and engraving expenses..................................    *
      Transfer Agent fees..............................................    *
      Miscellaneous expenses...........................................    *
                                                                        -------
          TOTAL........................................................ $   *
                                                                        =======

--------
* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Florida law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of such person's service as a director of officer of the corporation, or such person's service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by such person ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by such person, in connection with the defense or settlement of such action; provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. Although Florida law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the adjudicating court (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, or (ii) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the shareholders. The Florida Business Corporation Act also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the Florida Business Corporation Act provides for the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement or otherwise.

  The Company's Articles of Incorporation and By-Laws provide that the Company shall indemnify its directors, officers, employees and other agents to the fullest extent permitted by Florida law.

  The Company has also entered into agreements to indemnify its directors and certain of its officers, in addition to the indemnification provided for in the Company's Articles of Incorporation and By-Laws. These agreements provide, among other things, that the Company will indemnify its directors and officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursements, other out-of-pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Company or any third person) and liabilities of any type whatsoever (including, but not limited to, judgments, fines and settlement fees) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending, or completed action, suit or other proceeding, including the corporation, arising out of such person's services as a director, employee or other agent of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers.

  The Company will maintain liability insurance for the benefit of its directors and officers.

  Under the terms of the Underwriting Agreement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities. The Company and the Selling Shareholders have also agreed to indemnify the Underwriters against certain liabilities which may be incurred in connection with the Offering made by this Prospectus forming a part of the Registration Statement, including liability under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  On December 27, 1996, the Company sold ten shares of Common Stock to each of Raymond L. Gellein, Jr. and Jeffrey A. Adler for a price of $11, or an aggregate price of $220. These transactions were effected in reliance upon the exemption contained in Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder.

  In connection with the Formation Transactions, in December 1996, the Existing Shareholders agreed to contribute to the Company all of their respective interests in each of the Affiliated Companies and the Related Partnerships in consideration for the Company's issuance of 14,174,980 shares of the Company's Common Stock, $.01 par value. Such securities will be issued by the Company concurrently with the completion of the Offering in reliance upon an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

  A list of exhibits filed with this Registration Statement on Form S-1 is set forth in the Index to Exhibits on page E-1, and is incorporated herein by reference.

  (B) FINANCIAL STATEMENT SCHEDULES

  None.

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, VISTANA, INC. HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ORLANDO, STATE OF FLORIDA, ON DECEMBER 31, 1996.

                                          Vistana, Inc.

                                                /s/ Raymond L. Gellein, Jr.
                                          By: _________________________________
                                            Name: Raymond L. Gellein, Jr.
                                            Title: Chairman of the Board and
                                                 Co-Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON DECEMBER 31, 1996, BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:

              SIGNATURE                                 TITLE

     /s/ Raymond L. Gellein, Jr.        Chairman of the Board, Co-Chief
-------------------------------------    Executive Officer and Director
       RAYMOND L. GELLEIN, JR.           (Principal Executive Officer)

        /s/ Matthew E. Avril            Executive Vice President, Chief
-------------------------------------    Operating Officer and Chief
          MATTHEW E. AVRIL               Financial Officer (Principal
                                         Financial Officer and Principal
                                         Accounting Officer)

        /s/ Jeffrey A. Adler            President and Co-Chief Executive
-------------------------------------    Officer and Director
          JEFFREY A. ADLER

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                            DESCRIPTION                             PAGE
 -------                           -----------                             ----
   1.1   Form of Underwriting Agreement*
   3.1   Articles of Incorporation of Vistana, Inc.*
   3.2   By-Laws of Vistana, Inc.*
   4.1   Form of Stock Certificate of Vistana, Inc.*
   5.1   Form of Opinion of Neal, Gerber & Eisenberg regarding the
          validity of the Common Stock being registered*
         Form of Registration Rights Agreement among Vistana, Inc. and
  10.1    the persons named therein*
  10.2   Form of Employment Agreement between Vistana, Inc. and each of
          Raymond L. Gellein, Jr., Jeffrey A. Adler, Matthew E. Avril,
          Carol A. Lytle and Susan Werth*
         Statement regarding computation of ratio of earnings to fixed
  12.1    charges*
  21.1   Subsidiaries of the Company*
         Consent of Neal, Gerber & Eisenberg (included as part of
  23.1    Exhibit 5.1)*
  23.2   Consent of KPMG Peat Marwick LLP
  23.3   Consent of Charles E. Harris*
  23.4   Consent of Laurence S. Geller*
  24.1   Powers of Attorney*
         Consent of Dean, Mead, Egerton, Bloodworth, Capouano & Bozarth,
  23.6    P.A.*
  23.7   Consent of Baker & Hostetler*
  27.1   Financial Data Schedule*

--------
* To be filed by amendment